Form 10-K, Exhibit 13
period 1993-12-31
HARSCO CORP
filed 1994-03-29
CIK 45876

HARSCO CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 1993 and 1992
(All dollars in thousands, except per share)


                                                      1993
1992
ASSETS

Current assets:
   Cash and cash equivalents                          $   58,740       $
50,366
   Notes and accounts receivable, less allowance
      for uncollectible accounts ($13,479 and $10,244)   322,894
317,319
   Inventories                                           202,426
202,603
   Deferred income taxes                                       -
10,653
   Other                                                  16,045
17,342
      Total current assets                               600,105
598,283

Property, plant and equipment, net                       491,655
278,686

Cost in excess of net assets of businesses acquired,
   less accumulated amortization ($13,995 and $11,665)   221,082
13,527

Insurance related assets                                  70,153
68,186

Other assets                                              44,617
32,543
                                                       _________
_________
                                                      $1,427,612       $
991,225
                                                       _________
_________
                                                       _________
_________

LIABILITIES

Current liabilities
   Short-term borrowings                              $   51,884       $
10,564
   Current maturities of long-term debt                   11,625
663
   Accounts payable                                       98,021
72,082
   Accrued compensation                                   45,546
30,700
   Advances on long-term contracts                        88,518
74,112
   Income taxes                                           14,905
13,542
   Dividends payable                                       8,739
8,883
   Other current liabilities                              98,111
70,819
                                                       _________
_________
      Total current liabilities                          417,349
281,365

Long-term debt                                           364,869
119,841

Deferred income taxes                                     33,424
16,747

Insurance related liabilities                             49,350
50,111

Other liabilities                                         39,536
28,058
                                                       _________
_________
                                                         904,528
496,122
                                                       _________
_________

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Preferred stock
   Series A junior participating cumulative
      preferred stock                                          -
- -

Common stock, par value $1.25, issued 32,114,499 and
   31,925,423 shares, respectively                        40,143
39,907

Additional paid-in capital                                86,436
80,070

Cumulative translation adjustments                       (16,059)
(8,055)

Cumulative pension liability adjustments                    (107)
(633)

Retained earnings                                        603,158
550,486
                                                       _________
_________
                                                         713,571
661,775

Treasury stock, at cost (7,146,698 and 6,545,864
   shares, respectively)                                (190,487)
(166,672)
                                                         523,084
495,103
                                                       _________
_________
                                                      $1,427,612       $
991,225
                                                       _________
_________
                                                       _________
_________

See accompanying notes to consolidated financial statements.




HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
for the years 1993, 1992 and 1991
(All dollars in thousands, except per share)

                                                            1993                 1992                 1991
Net sales                                                   $ 1,422,308          $ 1,624,939          $ 1,943,083

Operating expenses:
   Cost of sales                                              1,107,187            1,297,090            1,645,590
   Selling, administrative and general expenses                 180,375              175,092              170,713
   Research and development                                       5,167                4,590                3,647
   Provision for facility discontinuances or disposals            2,419                  445                1,664
                                                             __________           __________           __________
                                                              1,295,148            1,477,217            1,821,614
                                                             __________           __________           __________
      Profit from operations                                    127,160              147,722              121,469
                                                             __________           __________           __________

Other income (expense):
   Interest income                                                7,586                8,198               10,331
   Interest expense                                             (19,974)             (18,882)             (18,925)
   Equity in net income of unconsolidated companies               2,415                3,626                3,838
   Gain on sale of investment                                    17,555                    -                    -
   Other, net                                                     2,409                  (88)               2,934
                                                             __________           __________           __________
                                                                  9,991               (7,146)              (1,822)
                                                             __________           __________           __________
      Income before provision for income taxes and
         cumulative effect of accounting changes                137,151              140,576              119,647

Provision for income taxes                                       56,335               49,060               43,104
                                                             __________           __________           __________

      Income before cumulative effect of
         accounting changes                                      80,816               91,516               76,543

Cumulative effect of accounting changes:
   Accounting for postretirement benefits other
      than pensions (net of income tax
      benefit of $4.3 million)                                        -               (7,184)                   -
   Accounting for income taxes                                    6,802                    -                    -
                                                             __________           __________           __________

      Net income                                            $    87,618          $    84,332          $    76,543
                                                             __________           __________           __________
                                                             __________           __________           __________

Average shares of common stock outstanding                   25,036,893           25,966,755           26,278,384
                                                             __________           __________           __________
                                                             __________           __________           __________

Earnings per common share:
   Income before cumulative effect of accounting
      changes                                               $      3.23          $      3.52          $       2.91

   Cumulative effect of changes in accounting                       .27                 (.27)                    -
                                                             __________           __________           __________

   Net income per common share                              $      3.50          $      3.25          $       2.91
                                                             __________           __________           __________
                                                             __________           __________           __________

See accompanying notes to consolidated financial statements.




HARSCO CORPORATION
CONSOLIDATED STATEMENTS
OF CASH FLOWS
for the years 1993, 1992 and 1991
(All dollars in thousands)

                                                                 1993                 1992                 1991

Cash flows from operating activities:
   Net income                                                    $    87,618          $    84,332          $    76,543
   Adjustments to reconcile net income to
      net cash provided by operating activities:
         Depreciation                                                 69,558               57,064               57,664
         Amortization                                                  5,250                2,007                1,975
         Cumulative effect of changes in accounting principles        (6,802)               7,184                    -
         Gain on sale of investment                                  (17,555)                   -                    -
         Other, net                                                     (378)              (2,617)               1,945
         Changes in assets and liabilities, net of
            acquisitions and dispositions of businesses:
               Notes and accounts receivable..................        66,562              (43,878)             (52,748)
               Inventories                                             9,189               13,566              109,118
               Accounts payable                                       10,371              (26,271)             (17,515)
               Accrued long-term contract costs                       (5,669)              (5,177)             (16,806)
               Advances on long-term contracts                        13,673               25,030              (35,236)
               Other assets and liabilities                              403               (3,106)              26,545
                                                                  __________           __________           __________
         Net cash provided by operating activities                   232,220              108,134              151,485
                                                                  __________           __________           __________

   Cash flows from investing activities:
      Expenditures for property, plant and equipment                 (83,395)             (42,720)             (53,846)
      Purchase of businesses, net of cash acquired*                 (337,062)             (28,404)              (5,344)
      Proceeds from sale of businesses                                     -               44,466                    -
      Proceeds from sale of property, plant and equipment              3,302                2,079                3,245
      Proceeds from sale of investment                                22,555                    -                    -
      Other investing activities                                      (3,066)                  61               (2,239)
                                                                  __________           __________           __________
         Net cash (used) by investing activities                    (397,666)             (24,518)             (58,184)
                                                                  __________           __________           __________

   Cash flows from financing activities:
      Short-term borrowings, net                                      28,339               (5,444)             (25,084)
      Current maturities and long-term debt:
         Additions                                                   224,248                    -              102,124
         Reductions                                                   (8,222)             (82,948)             (25,629)
      Cash dividends paid on common stock                            (35,089)             (34,373)             (31,528)
      Common stock issued-options                                      4,450                7,734                1,188
      Common stock acquired for treasury                             (36,322)             (37,587)              (2,606)
      Other financing activities                                      (3,849)                 (34)              (1,568)
                                                                  __________           __________           __________
         Net cash provided (used) by financing activities            173,555             (152,652)              16,897
                                                                  __________           __________           __________

   Effect of exchange rate changes on cash                               265                 (796)                (452)

   Net increase (decrease) in cash and cash equivalents                8,374              (69,832)             109,746

   Cash and cash equivalents at beginning of year                     50,366              120,198               10,452
                                                                  __________           __________           __________
   Cash and cash equivalents at end of year                      $    58,740          $    50,366          $   120,198
                                                                  __________           __________           __________
                                                                  __________           __________           __________

*Purchase of businesses, net of cash acquired:
Working capital, other than cash                                 $     5,748          $   (11,863)         $    (2,140)
Property, plant and equipment                                       (202,241)             (16,513)              (2,904)
Cost in excess of net assets of companies acquired, net             (215,428)                   -                    -
Other assets                                                          (7,789)              (1,155)                (300)
Long-term debt                                                        29,655                    -                    -
Noncurrent liabilities                                                52,993                1,127                    -
                                                                  __________           __________           __________
   Net cash used to acquire businesses                           $  (337,062)         $   (28,404)         $    (5,344)
                                                                  __________           __________           __________
                                                                  __________           __________           __________

See accompanying notes to consolidated financial statements.




HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS' EQUITY
for the years 1993, 1992 and 1991
(All dollars in thousands, except per share)


                                                                          Additional            Cumulative Adjustments
                                                Common Stock              Paid-in                        Pension        Retained
                                           Issued         Treasury        Capital        Translation     Liability      Earnings
Balances, January 1, 1991                  $  39,411      $(124,875)      $  69,361      $  (3,314)      $       -      $ 456,528

Net income                                                                                                                 76,543
Cash dividends declared, $1.23 per share                                                                                  (32,319)
Translation adjustments                                                                       (550)
Pension liability adjustments, net of
   ($689) deferred income taxes                                                                             (1,153)
Acquired during the year, 92,016 shares                      (2,606)
Stock options exercised, 47,699 shares            60                          1,128
Distribution of common stock under
   incentive program, 56,566 shares                           1,430              74
Other, 296 shares                                                 7               1
                                            ________       ________        ________       ________        ________       ________

Balances, December 31, 1991                   39,471       (126,044)         70,564         (3,864)         (1,153)       500,752

Net income                                                                                                                 84,332
Cash dividends declared, $1.34 per share                                                                                  (34,598)
Translation adjustments                                                                     (4,191)
Pension liability adjustments, net of
   $309 deferred income taxes                                                                                  520
Acquired during the year, 1,256,662 shares                  (42,474)
Stock options exercised, 348,606 shares          436                          9,504
Distribution of common stock under
   incentive program, 51,663 shares                           1,836               1
Other, 335 shares                                                10               1
                                            ________       ________        ________       ________        ________       ________

Balances December 31, 1992                    39,907       (166,672)         80,070         (8,055)           (633)       550,486

Net income                                                                                                                 87,618
Cash dividends declared, $1.40 per share                                                                                  (34,946)
Translation adjustments                                                                     (8,004)
Pension liability adjustments, net of $311
   deferred income taxes                                                                                       526
Acquired during the year, 901,557 shares                    (34,975)
Stock options exercised, 189,076 shares          236                          5,546
Acquisition of a company, 300,297 shares                     11,143             818
Other, 426 shares                                                17               2
                                            ________       ________        ________       ________        ________       ________

Balances, December 31, 1993                $  40,143      $(190,487)      $  86,436      $ (16,059)      $    (107)     $ 603,158
                                            ________       ________        ________       ________        ________       ________
                                            ________       ________        ________       ________        ________       ________

See accompanying notes to consolidated financial statements.




HARSCO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Consolidation:
The consolidated financial statements include those of the Company and its wholly-owned and majority-owned subsidiaries; investments in unconsolidated affiliated companies are accounted for on the equity method.

Cash and Cash Equivalents:
The Company's policy is to maintain its uninvested cash at minimal levels. Cash and cash equivalents include highly liquid debt instruments purchased with a maturity of three months or less.

Inventory Valuation:
Inventories are stated at the lower of cost or market, cost being determined using the last-in, first-out (LIFO), first-in, first-out
(FIFO) and average cost methods.

Property, Plant and Equipment:
Property, plant and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. Generally, when property is retired from service, the cost of the retirement is charged to the allowance for depreciation to the extent of the accumulated depreciation thereon and the balance is charged to income.

Cost in Excess of Net Assets of Businesses Acquired:
Cost in excess of net assets of businesses acquired is amortized on a straight-line basis over periods not to exceed 30 years. The Company's policy is to record an impairment loss against the net unamortized cost in excess of net assets of businesses acquired in the period when it is determined that the carrying amount of the asset may not be recoverable. This determination is based on an evaluation of such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset.

Long-term Defense Contracts:
Defense contracts are accounted for under the percentage of completion (units-of-delivery) method, whereby sales and estimated average cost of the units to be produced under a contract are recognized as deliveries are made or accepted. Changes in estimates for sales, costs, and profits are recognized in the period in which they are determinable using the cumulative catch-up method of accounting. Claims are considered in the estimated contract performance at such time as realization is probable. Any anticipated losses on contracts are charged to operations as soon as they are determinable. Inventory costs include factory overhead, general and administrative expenses, initial tooling and other related costs. Internal research and development costs are charged to expense or allocated to production contracts, as applicable, when incurred. Under certain arrangements in which a customer shares in product development costs, the Company's portion of such costs is expensed as incurred.

Income Taxes:
All U.S. Federal and state income taxes and foreign taxes are provided currently on the undistributed earnings of foreign subsidiaries and unconsolidated affiliated companies, giving recognition to current tax rates and applicable foreign tax credits.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes," effective January 1, 1993. The adoption of SFAS 109 changes the Company's method of accounting for income taxes from the deferred method under Accounting Principles Board Opinion No. 11 to an asset and liability approach. Deferred income taxes are recognized for all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Investment and Other Tax Credits:
United States tax credits are used to reduce federal income taxes otherwise payable for the year in which they arise. However, for financial reporting purposes, tax credits are deferred and amortized into income as a reduction of income tax expense over the average useful lives of the properties which gave rise to the credits.

Employee Benefits:
The Company has pension and profit sharing retirement plans, most of which are noncontributory, covering substantially all its employees and outside directors. The benefits for salaried employees generally are based on years of service and the employee's level of compensation during specified periods of employment. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The Company's funding policy for qualified plans is consistent with federal regulations and customarily equals the amount deducted for federal income tax purposes. The Company's policy is to amortize prior service costs over the average future service period of active plan participants.

The Company has postretirement life insurance benefits for a majority of employees, and postretirement health care benefits for a limited number of employees mainly under plans related to acquired companies.
Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106) for its domestic plans. Effective January 1, 1993 the Company adopted SFAS 106 for its foreign plans, the effect of which was immaterial. This accounting standard requires accrual accounting for all postretirement benefits other than pensions. Under the prescribed accrual method, the Company's obligation for these postretirement benefits is to be fully accrued by the date employees attain full eligibility for such benefits. Prior to the adoption of SFAS 106, the cost of these benefits was recognized on the pay-as-you-go method. Under SFAS 106, the cost of life insurance and health care benefits for current and future retirees are recognized as determined under the projected unit credit actuarial method. The Company's postretirement health care and life insurance plans are unfunded.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112) for both its domestic and foreign plans, the effect of which was immaterial. This statement requires companies to accrue postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable and the amount of the benefits can be reasonably estimated.

Environmental Compliance and Remediation:
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a plan of action based on the then known facts.

Casualty Insurance:
The Company is insured for workers compensation, automobile, general, and product liability losses through a risk retention program. The Company accrues for the estimated losses occurring from both asserted and unasserted claims. The estimate of the liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims data. The Company has a wholly-owned captive insurance company for the payment of its claims under this risk retention program. Annual contributions are made by the Company to the captive insurance company to provide funding for its retained risk.

Property Insurance:
The Company generally insures its property on an all-risk basis through conventional insurers with a minor deductible applicable to each loss. For certain foreign operations, the Company has a second wholly-owned captive insurance company for the payment of its claims under such risk retention program. The captive is funded for expected losses.

Foreign Currency Translation:
The financial statements of the Company's subsidiaries outside the United States, except for those subsidiaries located in highly inflationary economies, are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are included in equity adjustment from translation, a separate component of stockholders' equity. Income and expense items are translated at average monthly rates of exchange. Gains and losses from foreign currency transactions of these subsidiaries are included in net earnings. For subsidiaries operating in highly inflationary economies, gains and losses on foreign currency transactions and balance sheet translation adjustments are included in net earnings.

Foreign Exchange:
The Company has significant foreign investments. It is the Company's policy to reduce substantially the effects of fluctuations in foreign currency exchange rates associated with these investments by managing its currency exposure which includes foreign currency hedging activities. The Company enters into foreign exchange forward contracts to hedge the effect of foreign currency fluctuations on the financial statements.

The company enters into contracts to buy and sell foreign currencies in the future only to protect the U.S. dollar value of certain investments and future foreign currency transactions. The Company does not engage in speculation. The gains and losses on these contracts are included in income when the operating revenues and expenses are recognized and, for assets and liabilities, in the period in which the exchange rates change. The cash flows from forward contracts accounted for as hedges of identifiable transactions are classified consistent with the cash flows from the transactions being hedged.

Reclassifications:
Certain amounts in the 1992 and 1991 financial statements and notes have been reclassified to conform with the 1993 presentation.


2.  MULTISERV INTERNATIONAL, N.V. ACQUISITION:

On August 31, 1993, Harsco Corporation acquired all of the outstanding capital stock of MultiServ International, N.V., an international leader in metal reclamation and specialized steel mill services. The acquisition has been accounted for by the purchase method of accounting, and operating results of this acquisition are included in the Company's Consolidated Financial Statements since the date of acquisition.

The total consideration paid by the Company was approximately $384,000,000 and consisted of: (i) approximately $333,000,000 in cash,
(ii) approximately $12,000,000 in Harsco Corporation Common Stock from treasury, and (iii) the assumption of certain project financing indebtedness of MultiServ in the amount of approximately $39,000,000. Approximately $8,000,000 in closing and acquisition costs were also incurred. The funds used by the Company to complete the acquisition consisted of approximately $83,000,000 from current cash balances of Harsco, and approximately $250,000,000 borrowed from Chase Manhattan Bank, N.A.

The following represents the unaudited pro forma results of operations as if the acquisition had occurred at the beginning of 1993 and 1992:

                                                              Pro Forma

_______________________________
                                                   Year
Year
(Unaudited)                                        Ended
Ended
(In thousands, except per share amounts)           Dec. 31, 1993
Dec. 31, 1992
Net Sales                                          $ 1,626,133       $
1,966,696
                                                    __________
__________
                                                    __________
__________

   Income before provision for income taxes,
      cumulative effect of accounting changes
      and extraordinary item                           124,530
141,377
Provision for income taxes                              58,839
56,599
                                                    __________
__________

   Income before cumulative effect of accounting
      changes and extraordinary item                    65,691
84,778
Cumulative effect of accounting changes:
   Accounting for postretirement benefits
      other than pensions                                    -
(7,184)
   Accounting for income taxes                           6,802
1,784
   Extraordinary item, net of taxes<F1>                 (2,277)
- -
                                                    __________
__________

   Net income                                      $    70,216       $
79,378
                                                    __________
__________
                                                    __________
__________

Average shares of common stock outstanding              25,212
26,267
                                                    __________
__________
                                                    __________
__________

Earnings per common share:
   Income before cumulative effect of accounting
      changes and extraordinary item               $      2.61       $
3.23
   Cumulative effect of changes in accounting              .27
(.21)
   Extraordinary item<FN1>                                (.09)
- -
                                                    __________
__________
      Net income per share                         $      2.79       $
3.02
                                                    __________
__________
                                                    __________
__________

[FN]
<F1>  MultiServ's preacquisition extinguishment of debt.

Included in these pro forma results are adjustments to reflect additional expenses associated with the amortization of the created goodwill and the write-up of MultiServ fixed assets to fair market value. Additional provisions for interest and debt expenses on the acquisition borrowings has also been included. The pro forma financial statements are not necessarily indicative of the results that actually would have been obtained had the MultiServ acquisition been consummated during the periods presented, and it is not intended to be a projection of future results or trends.


3.  INVENTORIES:

Inventories are summarized as follows:
(In thousands)                                     1993
1992

Classification:
   Long-term contract costs (including
      general and administrative costs
      of $7,576 and $5,922)                        $ 110,133         $
147,844
      Contract loss reserves                          (4,979)
(4,188)
      Progress payments - U.S. Government            (16,662)
(30,839)
                                                    ________
________
                                                      88,492
112,817

   Finished goods                                     23,543
21,097
   Work in process                                    25,612
24,370
   Raw materials and purchased parts                  52,608
38,646
   Stores and supplies                                12,171
5,673
                                                    ________
________
                                                   $ 202,426         $
202,603
                                                    ________
________
                                                    ________
________

Valued at lower of cost or market:
   LIFO basis                                      $  80,786         $
70,738
   FIFO basis                                         16,133
10,547
   Average cost basis                                105,507
121,318
                                                    ________
________
                                                   $ 202,426         $
202,603
                                                    ________
________
                                                    ________
________

The Company has incurred costs that are assignable to units not yet produced. The aggregate amount incurred, exclusive of raw materials and purchased parts included in long-term contract costs, was $12,069,000 and $10,041,000 as of December 31, 1993 and 1992, respectively. These costs relate primarily to U.S. Government contracts for certain tracked vehicles.

Inventories valued on the LIFO basis at December 31, 1993 and 1992 were approximately $33,878,000 and $34,903,000, respectively, less than the amounts of such inventories valued at current costs.

As a result of reducing certain inventory quantities valued on the LIFO basis, profits from liquidation of inventories were recorded which increased net income by $246,000, $3,316,000 and $877,000 in 1993, 1992 and 1991, respectively.

4.  PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment, net consists of the following:

(In thousands)                                     1993
1992

Land                                               $   12,648         $
11,232
Buildings and improvements                            157,528
138,175
Machinery and equipment                               857,941
653,928
Uncompleted construction                               32,612
12,040
                                                    _________
_________
                                                    1,060,729
815,375
Less allowance for depreciation                       569,074
536,689
                                                    _________
_________
                                                   $  491,655         $
278,686
                                                    _________
_________
                                                    _________
_________


5.  INCOME TAXES:

Income before taxes and the provision for income taxes in the consolidated statements of income consist of:

(In thousands)                              1993          1992
1991

Income before provision for income taxes:
   Domestic                                 $ 126,521     $ 120,179
$  96,032
   Foreign                                     10,630        20,397
23,615
                                             ________      ________
________
                                            $ 137,151     $ 140,576
$ 119,647
                                             ________      ________
________
                                             ________      ________
________

Provision for income taxes:
   Currently payable:
      Federal                               $  38,053     $  34,607
$  11,715
      Foreign                                   8,882         6,906
10,641
      State                                     7,395         6,527
3,317
                                             ________      ________
________
                                               54,330        48,040
25,673
   Deferred federal and state                   4,195            27
17,828
   Deferred foreign                            (2,190)          993
(397)
                                             ________      ________
________
                                            $  56,335     $  49,060
$  43,104
                                             ________      ________
________
                                             ________      ________
________

Cash payments for income taxes were $55,431,000, $50,526,000 and $10,872,000, for 1993, 1992 and 1991, respectively.

The following is a reconciliation of the normal expected statutory federal income tax rates to the effective rates as a percentage of income before provision for income taxes as reported in the financial statements:

                                            1993          1992
1991

U.S. federal income tax rate                35.0%         34.0%
34.0%
State income taxes, net of
   federal income tax benefit                3.9           3.0
2.8
Export sales corporation benefit            (1.0)         (1.2)
(.9)
Foreign losses for which no benefit
   was recorded                              2.1            .5
1.5
Difference in effective tax rates on
   foreign earnings and remittances          (.5)         (2.3)
(1.4)
Nondeductible acquisition costs              1.0            .5
.6
Other, net                                    .6            .4
(.6)
Effective income tax rate                   41.1%         34.9%
36.0%

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes" effective January 1, 1993. The cumulative effect of this change in accounting principle increased net income in the first quarter by $6,802,000, or $.27 per share. For the year ended December 31, 1993, the effect of the accounting change was immaterial. Prior years' financial statements have not been restated.

The tax effects of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities for the year ended
December 31, 1993 are as follows:

(In thousands)                                          1993

____________________________
Deferred Income Taxes                        Asset             Liability

Depreciation                                 $        -        $
50,111
Expense accruals                                 39,413
- -
Inventories                                       5,110
- -
Provision for receivables                             -
22,144
Postretirement benefits                           5,637
- -
Deferred revenue                                      -
7,384
Unrelieved tax losses                            19,714
- -
Unrealized translation losses                     6,247
- -
Pensions                                              -
6,502
Other                                               578
- -
                                              _________
_________
   Subtotal                                      76,699
86,141
Valuation allowance                             (25,251)
- -
                                              _________
_________
Total Deferred Income Taxes                  $   51,448        $
86,141
                                              _________
_________
                                              _________
_________

Prior to its acquisition by the Company in 1993, MultiServ had approximately $49,900,000 of net operating loss carryforwards
("preacquisition NOLs"). During 1993, $8,500,000 of these preacquisition NOLs were utilized by the Company resulting in a $2,764,000 tax benefit which was allocated to reduce goodwill related to the acquisition.

At December 31, 1993, certain of the Company's foreign subsidiaries had total available net operating loss carryforwards of approximately
$51,300,000 of which approximately $15,300,000 will expire by 1998 and the balance may be carried forward indefinitely.

The valuation allowance of $25,251,000 relates principally to cumulative unrelieved tax losses and unrealized translation losses which are uncertain as to realizability at December 31, 1993. To the extent that preacquisition NOLs, aggregating $38,960,000 at December 31, 1993, are utilized in the future and the associated valuation allowance reduced, the tax benefit thereof will be allocated to reduce goodwill related to the acquisition. The increase in the valuation allowance for 1993 related primarily to the preacquisition NOLs and the increase in the cumulative unrealized translation losses.

The sources of significant timing differences which gave rise to deferred taxes and their effects are as follows (disclosure for 1993 is not required under SFAS 109):

(In thousands)                               1992              1991

Depreciation                                 $      491        $
(2,209)
Expense accruals                                 (1,074)
6,070
Accrued contract costs, net change                1,962
10,482
Other, net                                         (359)
3,088
                                              _________
_________
                                             $    1,020        $
17,431
                                              _________
_________
                                              _________
_________


6.  EMPLOYEE BENEFIT PLANS:

Pensions:

Net pension cost includes the following components:

(In thousands)                             1993          1992
1991

Defined benefit plans:
   Service cost                            $  12,077     $  11,521     $
8,973
   Interest cost                              15,468        14,945
14,372
   Actual return on plan assets              (33,984)      (18,072)
(41,969)
   Net amortization and deferral               8,547        (6,134)
20,462
                                            ________      ________
________
   Net periodic pension cost                   2,108         2,260
1,838

Multi-employer and defined
   contribution plans                          5,110         4,649
5,271
                                            ________      ________
________

   Total pension cost                      $   7,218     $   6,909     $
7,109
                                            ________      ________
________
                                            ________      ________
________

The Company participated in multi-employer plans, providing defined benefits for certain unionized employees, the cost of which totaled $2,474,000, $2,426,000 and $2,155,000, for 1993, 1992 and 1991,
respectively.

The status of defined benefit plans at December 31, 1993 and 1992, is as follows:

                                                    Overfunded                  Underfunded
(In thousands)                                      1993          1992          1993          1992

Actuarial present value of benefit obligations:
   Vested                                           $ 152,412     $ 141,719     $  30,492     $  32,255
   Non-vested                                           3,881        10,233           995         1,184
                                                     ________      ________      ________      ________

Accumulated benefit obligation                        156,293       151,952        31,487        33,439

Effect of increase in compensation                     47,757        43,741         3,717         2,655
                                                     ________      ________      ________      ________

Projected benefit obligation                          204,050       195,693        35,204        36,094

Plan assets at fair value                             256,786       227,064        32,858        30,695
                                                     ________      ________      ________      ________

Plan assets in excess of (less than)
   projected benefit obligations                       52,736        31,371        (2,346)       (5,399)

Unrecognized prior service costs                       13,553        13,471         5,647         5,857

Unrecognized net loss (gain)                          (19,127)        5,941          (443)        4,222

Unrecognized net asset                                (29,367)      (32,242)       (3,225)       (3,485)

Minimum liability adjustment                                -             -        (1,142)       (3,939)
                                                     ________      ________      ________      ________

Prepaid (accrued) pension cost                      $  17,795     $  18,541     $  (1,509)    $  (2,744)
                                                     ________      ________      ________      ________
                                                     ________      ________      ________      ________

Plan assets include equity and fixed-income securities. Harsco common stock with a fair market value of $14,882,000 and $13,874,000 in 1993 and 1992, respectively is included in plan assets.

The actuarial assumptions used for the defined benefit pension plans as of the end of the year, including foreign plans are as follows:

                                                1993       1992
1991

Assumed discount rate                           7.4%       6.9%
7.6%

Expected average rate of return
   on plan assets                               9.0%       9.2%
9.2%

Assumed average rate of
   compensation increase                        5.3%       5.9%
6.0%

The changes in the assumed discount and compensation rates had the effect of decreasing the projected benefit obligation by $31,956,000 in 1993, and increasing the projected benefit obligation by $20,699,000 in 1992. An amendment to the defined benefit plans that became effective during 1991 increased pension expense in that year by $1,769,000.

Postretirement Benefits:

In the fourth quarter of 1992, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106), effective January 1, 1992, for its domestic plans. In conjunction with the adoption of SFAS 106, the Company elected to immediately recognize the accumulated postretirement benefit obligations for current and future retirees, and recognized accrued postretirement benefit cost (transition obligation), in the amount of $7.2 million, ($.27 per share), net of a deferred income tax benefit of $4.3 million.

Effective January 1, 1993, the Company adopted SFAS 106 for its foreign plans, the effect of which was immaterial.

Postretirement benefit (health care and life insurance) costs for the year include the following components:


(In thousands)                                    1993                                            1992
                               ________________________________________        ________________________________________
                               Health        Life                              Health        Life
                               Care          Insurance          Total          Care          Insurance          Total
Service cost                   $   235       $    73            $   308        $   289       $    80            $   369
Interest cost                      532           324                856            560           334                894
Amortization (Gain)               (319)            -               (319)             -             -                  -
                                ______        ______             ______         ______        ______             ______
   Total postretirement
      benefit costs            $   448       $   397            $   845        $   849       $   414            $ 1,263
                                ______        ______             ______         ______        ______             ______
                                ______        ______             ______         ______        ______             ______

The accumulated postretirement benefit obligation at December 31 is as follows:

(In thousands)                                    1993                                            1992
                               ________________________________________        ________________________________________
                               Health        Life                              Health        Life
                               Care          Insurance          Total          Care          Insurance          Total
Current retirees               $ 3,786       $ 3,250            $ 7,036        $ 3,861       $ 3,611            $ 7,472
Future retirees                  4,489         1,202              5,691          4,202         1,312              5,514
                                ______        ______             ______         ______        ______             ______
   Total                         8,275         4,452             12,727          8,063         4,923             12,986

Unrecognized gain                  295           938              1,233            411           349                760
                                ______        ______             ______         ______        ______             ______
Accumulated postretirement
   benefit obligation          $ 8,570       $ 5,390            $13,960        $ 8,474       $ 5,272            $13,746
                                ______        ______             ______         ______        ______             ______
                                ______        ______             ______         ______        ______             ______

For the year 1991, postretirement health care and life insurance costs under the pay as-you-go method were $548,000.

The actuarial assumptions used for plans under SFAS 106 are as follows:

(In thousands)                               1993              1992

Assumed Discount Rate                         7.0%              7.15%
Health Care Cost Trend Rate                  13.0%             13.0%
Decreasing to Ultimate Rate                   6.0%              6.0%
Effect of one percent increase in
   health care cost trend rate:
       On cost components                    $110              $127
       On accumulated benefit obligation     $937              $645

Postemployment Benefits:

In 1993, the Company adopted Statement of Financial Accounting Standards No. 112 "Employers Accounting for Postemployment Benefits" (SFAS 112), for its domestic and foreign plans. The cumulative effect of the postemployment benefit obligation recognized in 1993 was immaterial.

Savings Plans:

The Company has defined contribution savings plans designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and Section 401(k) of the Internal Revenue Code. The plans cover substantially all employees with the exception of any such employees represented by a collective bargaining agent, unless the collective bargaining agreement expressly provides otherwise. Employee contributions are generally determined as a percentage of covered employee's compensation received. The expense for contributions to the plans by the Company were $4,213,000, $3,744,000 and $3,018,000 for
1993, 1992 and 1991, respectively.


7.  DEBT AND CREDIT AGREEMENTS:

The Company maintains two committed credit facilities with a group of banks. The first agreement, the Revolving Credit Facility, allows the Company to borrow up to $150,000,000, and extends to August 1994 and is subject to successive annual renewals thereafter. The second agreement, the Eurocurrency Facility, permits the Company to borrow up to $150,000,000, with borrowing denominated in either U.S. Dollars, Pounds Sterling, Belgian Francs, French Francs or German Marks and extends to August 1998. The interest rates under these facilities are either a negotiated rate, a rate based upon the domestic federal funds interbank market, prime rate, or a rate based upon the London Interbank Offered Rate (LIBOR). The Company pays facility fees on the full amount of each facility that vary based upon its Moody's and Standard and Poor's credit ratings. As of December 31, 1993, the Revolving Credit Facility fee was .1875% per annum, and the Eurocurrency Facility fee was .25% per annum. At December 31, 1993, there were $30,000,000 of outstanding Revolving Credit Facility borrowings and $68,792,000 of outstanding Eurocurrency Facility borrowings denominated in Pounds Sterling, Belgian Francs and French Francs. In addition, the Company has other short-term borrowings amounting to $21,884,000.

Short-term debt consists of the following:

(In Thousands)                               1993                1992

Revolving Credit Facility                    $  30,000           $
- -

Overdraft facilities and other
   short-term borrowings                        21,884
10,564
                                              ________
________
                                             $  51,884           $
10,564
                                              ________
________
                                              ________
________

Long-term debt consists of the following:

(In thousands)                               1993                1992

8.75% Notes due May 15, 1996                 $100,000
$100,000

6.0% Notes due September 15, 2003             150,000
- -

Eurocurrency Facility, varying short-term
   interest rates to August 1998               68,792
- -

Industrial Development Bonds,
   payable in varying amounts to 2004
   with interest up to 8.25%                   10,890
18,525

Project financing and other,
   payable in varying amounts to 2003
   with interest up to 17.92%                  46,812
1,979
                                              _______
_______
                                              376,494
120,504
Less current maturities                        11,625
663
                                              _______
_______
                                             $364,869
$119,841
                                              _______
_______
                                              _______
_______

The Revolving Credit Facility, Eurocurrency Facility and certain notes payable agreements contain covenants restricting, among other things, the issuance of new debt. At December 31, 1993, the Company was in compliance with these covenants.

The maturities of long-term debt for the four years following December 31, 1994, are as follows:

(In thousands)

     1995    $  14,204           1997    $ 5,469
     1996    $ 109,624           1998    $74,461

Cash payments for interest on all debt, net of capitalized interest, were $15,165,000, $20,465,000 and $18,797,000 in 1993, 1992 and 1991,
respectively.


8.  CAPITAL STOCK:

The authorized capital stock consists of 70,000,000 shares of common stock and 4,000,000 shares of preferred stock, both having a par value of $1.25 per share. The preferred stock is issuable in series with terms as fixed by the Board of Directors. No preferred stock has been issued other than the preferred stock rights for a Series A Junior Participating Cumulative Preferred Stock distributed by the Company in September 1987 for each outstanding share of common stock. The rights may be exercised, under certain conditions, to purchase 1/100th share of a new Series A Junior Participating Cumulative Preferred Stock at a purchase price of $200. This new preferred stock has a par value of $1.25 per share and a liquidation price of $150 per share with 400,000 shares authorized and none issued. The rights are not exercisable or transferable apart from the common stock, until ten days after a public announcement that a person or group has acquired 20% or more, or intends to commence a tender offer for 25% or more of the Company's common stock. The rights, which expire on September 28, 1997, do not have voting power, and may be redeemed by the Company at a price of $.05 per right at any time until the 10th business day following public announcement that a person or group has accumulated 20% or more of the Company's outstanding shares.

In January 1992, the Board of Directors authorized the purchase, over a two-year period, of up to 4,000,000 shares of its common stock in unsolicited open market or privately negotiated transactions at prevailing market prices. Through December 31, 1993, 2,064,555 shares of common stock had been purchased under this plan at an aggregate cost of $73,862,000. In January 1994, the Board of Directors authorized the purchase, over a one year period, of up to 500,000 shares of its common stock.

                                               Common Stock Summary

___________________________________________
                                    Shares          Treasury
Shares
Balances                            Issued          Shares
Outstanding

December 31, 1990                   31,529,118      5,306,046
26,223,072

December 31, 1991                   31,576,817      5,341,200
26,235,617

December 31, 1992                   31,925,423      6,545,864
25,379,559

December 31, 1993                   32,114,499      7,146,698
24,967,801


9.  STOCK OPTIONS:

The Company has granted stock options to officers, directors and key employees for the purchase of its common stock under two shareholder approved plans, one of which expired in 1985. In April 1993, stockholders approved an increase in the number of shares that may be issued under the plan from 1,500,000 to 2,500,000. At December 31, 1993 and 1992, 1,204,560 and 420,850 shares, respectively, were available for granting of incentive stock options, nonqualified stock options or stock appreciation rights. Options are granted at fair market value at date of grant and become exercisable commencing one year later.

At December 31, 1993, options to purchase 475,738 shares were exercisable. Changes during 1992 and 1993 in options outstanding were as follows:

                                      Shares Under      Option Price
                                      Option            Range per Share

Outstanding, January 1, 1992           867,080          $15.75 to $32.13

Granted                                215,550           31.88 to  35.44
Exercised                             (348,606)          15.75 to  32.13
Terminated and expired                ( 46,820)          23.44 to  32.13
                                      ________

Outstanding, December 31, 1992         687,204           15.75 to  35.44

Granted                                220,680           40.94 to
41.56
Exercised                             (189,076)          23.44 to
32.13
Terminated and expired                (  4,390)          41.56
                                      ________

Outstanding, December 31, 1993         714,418           15.75 to
41.56
                                      ________
                                      ________

During 1993 and 1992 the Company had non-cash transactions related to stock option swaps of $1,333,000 and $2,206,000, respectively.


10.  COMMITMENTS AND CONTINGENCIES:

Federal Excise Tax and Other Matters Related to the Five-ton Truck
Contract:

Subsequent to the award of the five-ton truck contract in 1986, the Federal Excise Tax (FET) law, which was due to expire on October 1, 1988, was extended. The Company and its legal counsel consider that the excise tax required to be paid by the extension of the law constitutes an after-imposed tax and therefore is subject to recovery by a price adjustment. In January 1993, the Armed Services Board of Contract Appeals decided in favor of the Company's position, ruling that Harsco is entitled to a price adjustment to the contract to reimburse FET paid on vehicles that were to be delivered after October 1, 1988. The Government filed a motion requesting the Armed Services Board of Contract Appeals to reopen the proceedings to admit additional evidence or alternatively to reconsider its decision. On February 25, 1994, the Armed Services Board of Contract Appeals denied the Government's motions. The Government may appeal these decisions to the Court of Appeals for the Federal Circuit or renew the motions on the conclusion of the continuing investigation described below.

As previously reported, the Company had already anticipated prevailing on its claims and recorded as an account receivable the amount of the FET it has paid on these vehicles of approximately $47 million, and the related claim arising from changes in shipment destinations of approximately $15 million. The January 1993 decision only rules upon the Company's claim for reimbursement of the taxes paid without establishing the specific amount of the reimbursement. Subject to the Company prevailing against any future Government motions or appeals, the decision will send the case back to the government contracting officer to determine the proper amount of the price adjustment consistent with the ruling. Under applicable law, interest also accrues on the amount owed. Although the January 1993 decision does not directly deal with the claim for $15 million on the related destination change issue, the Company believes that the ruling resolves the key factual issues in that claim in favor of Harsco as well. The Company continues to anticipate favorable resolution with respect to both claims. Final resolution of the issues in favor of the Company would not result in the recording of additional income other than any interest received, but would have a positive cash flow effect. To the extent that any portion of the FET and related claims is not recovered, additional losses on the contract will have to be recognized which could have a material effect on quarterly or annual operating results.

As previously reported, the United States Attorney's Office in Detroit has been conducting a grand jury investigation with respect to the facts underlying the Company's claim for reimbursement of Federal Excise Tax payments. In March 1994, the United States Attorney's Office in Detroit advised the Company that it had made a decision to decline prosecution. Based on this information, the Company considers the grand jury investigation to be closed.

The Commercial Litigation Branch of the Department of Justice is continuing to conduct a similar investigation and in addition is examining the way the Company charges the Army for sales of certain cargo truck models for which the Company does not pay Federal Excise Tax. If the Government files a civil action against the Company as a result of the civil investigation, it may seek various remedies including forfeiture by the Company of its claims for reimbursement of FET and related claims, treble damages, and civil penalties.

In a related matter, the Internal Revenue Service is reviewing Harsco's position that certain cargo truck models are not taxable due to a provision in the tax law that exempts trucks having a gross vehicle weight of 33,000 pounds or less, and has tentatively concluded that they appear to be taxable. If the Internal Revenue Service asserts that tax is due on these vehicles, the total claim could be $38 million plus interest and penalty, if any. The Company plans to vigorously contest any such tax deficiency. Although there is risk of an adverse outcome, the Company and its counsel believe that these trucks are not taxable. Even if they are held to be taxable, the Company and its counsel believe the Government would be obligated to reimburse the Company for the majority of the tax because it would constitute an after-imposed tax that would be subject to the ruling of the Armed Services Board of Contract Appeals discussed above, resulting in a net maximum liability for Harsco of $16 million plus interest and penalty, if any.

The Company has also filed or is in the process of filing other claims relating to the five-ton truck contract in excess of $55 million (the final amount has not yet been determined) plus interest, with respect to contract changes, inadequate technical data package, and delays and disruptions. No recognition of any possible recovery on these claims is reflected in the accompanying financial statements.

M9 Armored Combat Earthmover Claim:

The Company and its legal counsel are of the opinion that the U.S. Government did not exercise option three under the M9 Armored Combat Earthmover (ACE) contract in a timely manner, with the result that the unit price for options three, four and five are subject to renegotiation. Claims reflecting the Company's position have been filed with respect to all options purported to be exercised, which together with other claims on this program, will be in excess of $70 million (in excess of $60 million applies to late option exercise) plus interest. Other than the settlement of a minor claim on this contract, amounting to approximately $1.4 million, no recognition has been given in the accompanying financial statements for any recovery on these claims. The Company is awaiting a decision on its Motion for Summary Judgment relating to the late option exercise that is now pending before the Armed Services Board of Contract Appeals.

Government Furnished Equipment Overcharge Claim:

The Company filed a claim in the Armed Services Board of Contract Appeals asserting that the United States Government has overcharged Harsco in the sale of government furnished equipment on various contracts, all of which have been completed. The Company has advised the Government that the overpayment on these contracts is approximately $24 million. The Government disputes the Company's position, but the parties are exploring the possibility of settling this case and similar issues relating to other completed contracts that are not included in the litigation.

Other Defense Litigation:

On March 13, 1992, the U.S. Government filed the previously threatened counterclaim against the Company in a civil suit alleging violations of the False Claims Act and breach of a contract to supply M109A2 Self-Propelled Howitzers. The counterclaim was filed in the United States Claims Court along with the Government's answer to the Company's claim of approximately $5 million against the Government for costs incurred on this contract relating to the same issue. The Government claims breach of contract damages of $7.3 million and in addition seeks treble that amount under the False Claims Act plus unquantified civil penalties which the Company estimates to be approximately $3.3 million. The Company and its counsel believe it is unlikely Harsco will incur any material liability as a result of these claims.

Iran's Ministry of Defense has initiated arbitration procedures against the Company under the rules of the International Chamber of Commerce for damages allegedly resulting from breach of various contracts executed by the Company and the Ministry of Defense between 1970 and 1978. The contracts were terminated in 1978 and 1979 during the period of civil unrest in Iran that preceded the Iranian revolution. Iran has asserted a claim under one contract for repayment of a $7.5 million advance payment it made to the Company, plus interest at 12% through June 27, 1991 in the amount of $25.3 million. Iran has also asserted a claim for damages under other contracts for $32.1 million plus interest. The Company intends to assert various defenses and also has filed counterclaims against Iran for damages in excess of $7.5 million which it sustained as a result of Iran's breach of contract, plus interest. The Company's management and its counsel believe that it is unlikely Harsco will incur any material liability as a result of these claims.

Environmental:

The Company is involved in a number of environmental remediation investigations and clean-ups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites. While each of these matters is subject to various uncertainties, it is probable that the Company will agree to make payments toward funding certain of these activities and it is possible that some of these matters will be decided unfavorably to the Company. The Company has evaluated its potential liability, and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. In light of developing facts, the Company recorded additional provisions during the year 1993 in the amount of $3,235,000, which when added to the amounts previously recorded reflect the Company's best estimate of the costs to be incurred for remediation and clean-ups. The liability for future remediation costs is evaluated on a quarterly basis and it is the opinion of management that any liability over the amounts accrued will not have a materially adverse effect on the Company's financial position or results of operations.

Other:

The Company is subject to various other claims, legal proceedings and investigations covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals, and if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a materially adverse effect on the financial position or results of operations of the Company.


11.  FINANCIAL INSTRUMENTS:

Off-Balance Sheet Risk:

As collateral for performance and advances on long-term contracts and to ceding insurers, the Company is contingently liable under standby letters of credit and bonds in the amount of $220.1 million and $219.0 million at December 31, 1993 and 1992, respectively. These standby letters of credit and bonds are generally in force from one to three years for which the Company pays fees to various banks and insurance companies that generally range from .25 to 1 percent per annum of their face value. If the Company were required to obtain replacement standby letters of credit and bonds as of December 31, 1993 for those currently outstanding, it is the Company's opinion that the replacement costs for such standby letters of credit and bonds would not significantly vary from the present fee structure.

At December 31, 1993 and 1992, the Company had $34.6 million and $6.0 million, respectively, of forward foreign currency exchange contracts outstanding. These contracts are part of a worldwide program to minimize foreign currency exchange operating income and balance sheet exposure. The unsecured contracts generally mature within 12 months and are principally with banks. The Company is exposed to credit loss in the event of non-performance by the other parties to the contracts. The Company evaluates the creditworthiness of the counterparties' financial condition and does not expect default by the counterparties.

Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, insurance related assets and accounts receivable. The Company places its temporary cash investments ($49.3 million at December 31, 1993 and $39.1 million at December 31, 1992) and insurance related investments ($67.8 million at December 31, 1993 and $65.4 million at December 31, 1992) with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Except for U.S. and foreign government agencies, concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies. Generally, the Company does not require collateral or other security to support customer receivables.

Fair Value:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents -
The carrying amount approximates fair value because of the short maturity of these instruments.

Investments -
The fair values of investments are estimated based on quoted market prices for those or similar investments.

Long-term debt -
The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Foreign currency exchange contracts -
The fair value of foreign currency exchange contracts (used for hedging purposes) is estimated by obtaining quotes from brokers.

The estimated fair values of the Company's financial instruments are as follows:

(In thousands)                                         1993
                                            _________________________
                                            Carrying            Fair
                                            Amount              Value
Cash and cash equivalents                   $  58,740           $
58,740

Investments:
   Marketable equity securities                 1,750
7,766
   Other (principally classified as
      insurance related assets)                69,066
67,663

Long-term debt                                376,494
379,415
Foreign currency exchange contracts            34,577
34,275


12.  INFORMATION BY INDUSTRY GROUP AND GEOGRAPHIC AREA:

Financial information by industry group and geographic area for the years 1993, 1992 and 1991 is presented below:

INDUSTRY GROUP
(In millions)                                    1993        1992
1991

Net Sales to Unaffiliated Customers
   Industrial Services and Building Products     $  395.6    $  292.7
$  353.7
   Engineered Products                              564.6       558.7
534.1
   Defense                                          462.1       773.5
1,055.3
                                                  _______     _______
_______
      Total                                      $1,422.3    $1,624.9
$1,943.1
                                                  _______     _______
_______
                                                  _______     _______
_______

Pre-Tax Income
   Group Operating Profit
      Industrial Services and Building Products  $   34.9    $   35.6
$   33.4
      Engineered Products                            43.5        43.4
38.0
      Defense                                        67.0        83.8
66.8
                                                  _______     _______
_______
         Total Group Operating Profit               145.4       162.8
138.2
   General corporate expense, net                    (8.4)       (9.1)
(9.3)
   Interest income, etc., net                        17.8         2.2
5.8
   Interest expense                                 (20.0)      (18.9)
(18.9)
   Equity in net income of unconsolidated
      companies                                       2.4         3.6
3.8
                                                  _______     _______
_______
      Pre-tax income                             $  137.2    $  140.6
$  119.6
                                                  _______     _______
_______
                                                  _______     _______
_______

Identifiable Assets
   Industrial Services and Building Products     $  728.2    $  213.8
$  262.0
   Engineered Products                              271.6       247.9
239.5
   Defense                                          265.0       353.4
314.0
                                                  _______     _______
_______
      Subtotal                                    1,264.8       815.1
815.5
   Corporate                                        156.9       170.9
240.1
   Investments in unconsolidated companies            5.9         5.2
4.1
                                                  _______     _______
_______
      Total assets                               $1,427.6    $  991.2
$1,059.7
                                                  _______     _______
_______
                                                  _______     _______
_______

Depreciation
   Industrial Services and Building Products     $   42.6    $   29.8
$   32.9
   Engineered Products                               15.0        14.8
12.9
   Defense                                           11.3        11.7
11.2
   Corporate                                           .7          .8
.7
                                                  _______     _______
_______
      Total depreciation                         $   69.6    $   57.1
$   57.7
                                                  _______     _______
_______
                                                  _______     _______
_______

Capital Expenditures<F1>
   Industrial Services and Building Products     $   55.1    $   23.0
$   24.6
   Engineered Products                               18.2        14.2
16.1
   Defense                                            9.2         5.4
12.6
   Corporate                                           .9          .1
.5
                                                  _______     _______
_______
      Total capital expenditures                 $   83.4    $   42.7
$   53.8
                                                  _______     _______
_______
                                                  _______     _______
_______

[FN]
<F1>  Excludes property, plant and equipment from acquired companies of
$202.2 (Industrial Services and Building Products $197.1, Engineered Products $4.0 and Defense $1.1) in 1993, $16.5 (Engineered Products) in 1992 and $2.9 (Industrial Services and Building Products) in 1991.

Identifiable assets are those assets used in each Group. Corporate assets include cash, short-term investments, insurance related assets, prepaid pension costs and deferred taxes. There are no significant intergroup sales.

GEOGRAPHIC AREA
(In millions)                                    1993        1992
1991

Net Sales to Unaffiliated Customers
   United States                                 $1,181.0    $1,468.1
$1,799.1
   Europe                                           140.9        92.3
89.2
   All Other                                        100.4        64.5
54.8
                                                  _______     _______
_______
      Total                                      $1,422.3    $1,624.9
$1,943.1
                                                  _______     _______
_______
                                                  _______     _______
_______

Geographic Operating Profit
   United States                                 $  133.1    $  146.3
$  120.7
   Europe                                            11.7        13.3
13.0
   All Other                                           .6         3.2
4.5
                                                  _______     _______
_______
      Total                                      $  145.4    $  162.8
$  138.2
                                                  _______     _______
_______
                                                  _______     _______
_______

Identifiable Assets
   United States                                 $  655.8    $  708.8
$  702.5
   Europe                                           376.6        61.5
62.9
   All Other                                        232.4        44.8
50.1
                                                  _______     _______
_______
      Total                                      $1,264.8    $  815.1
$  815.5
                                                  _______     _______
_______
                                                  _______     _______
_______

Export Sales and Major Customer Information:

*Export sales from the United States             $  343.5    $  585.4
$  533.5
                                                  _______     _______
_______
                                                  _______     _______
_______

*Sales to U.S. Government agencies,
 principally by Defense Group                    $  303.3    $  563.6
$  860.1
                                                  _______     _______
_______
                                                  _______     _______
_______

* Includes Foreign Military Sales through U.S. Government agencies of $137.9, $279.3 and $270.8 in 1993, 1992 and 1991, respectively.


13.    SUBSEQUENT EVENT - FORMATION OF DEFENSE BUSINESS PARTNERSHIP:

On January 28, 1994, FMC Corporation and Harsco Corporation announced the completion of the joint venture, that was first announced in December 1992, to combine FMC's Defense Systems Group and Harsco's BMY-Combat Systems Division. The new partnership is known as United Defense, L.P., and is effective January 1, 1994. United Defense, L.P. is jointly owned, with FMC holding an interest of 60 percent and Harsco holding 40 percent. FMC is the managing general partner, and Harsco is a limited partner. United Defense, L.P. expects to achieve annual sales of about $1 billion in 1994. Harsco's capital contribution to the Partnership consists of $29,600,000, which includes $5,200,000 in cash.

The Partnership has an Advisory Committee comprised of ten individuals, six appointed by FMC and four appointed by Harsco which considers and discusses Partnership issues. FMC as the managing general partner exercises management control over the Partnership subject to Harsco's right to consent to certain actions delineated in the Partnership Agreement. Additionally, the Partnership Agreement contains certain exit rights for both Partners any time more than 25 months after the formation of the Partnership including the right of Harsco to sell its interest to the partnership (payable by a promissory note from the Partnership) based upon a calculation of 95% of appraised value, and the right of FMC or the partnership to buy Harsco's interest (payable in cash) based upon a calculation of 110% of appraised value. Appraised value is substantially the fully distributed public equity trading value of the Partnership as determined by three investment banking firms in accordance with certain contractual stipulations, multiplied by Harsco's percentage interest in the Partnership. The Partnership Agreement provides for certain special capital account allocations and cash distributions, but otherwise allocates and distributes income in proportion to the partners' percentage ownership. Harsco has retained the rights and liabilities associated with certain legal issues described in Note 10 related to BMY-Combat System Division.

United Defense, L.P. will primarily produce the Bradley Fighting Vehicle, Armored Gun System, M109 Paladin Self-propelled Howitzer, Multiple Launch Rocket System, M88A1 and M88IRV Recovery Vehicles, M9 Armored Combat Earthmover, M992 Field Artillery Ammunition Support Vehicle, the Breacher and M113 Armored Personnel Carrier. The Partnership also makes naval guns and launching systems, military track for armored vehicles, and provides overhaul and conversion, as well as coproduction, training and logistics support.

Harsco will account for its investment on the equity method. Accordingly, Harsco's investment will be reported as investments in unconsolidated companies on its balance sheet and its proportionate share of the Partnership operating results will be reflected as equity in net income of unconsolidated companies in the Statement of Income. The following amounts related to the business contributed are included in Harsco's financial statements as of and for the year ended December 31, 1993.

     Sales                         $347,958,000
     Profit from operations          64,054,000
     Assets                         150,015,000
     Liabilities                    120,415,000




REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Harsco Corporation:

We have audited the accompanying consolidated balance sheets of Harsco Corporation and Subsidiary companies as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harsco Corporation and Subsidiary Companies as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 10 to the consolidated financial statements, the Company is involved in various disputes regarding Federal Excise Tax and other contract matters primarily relating to the five ton truck contract. Also, the Company has filed or is in the process of filing various claims against the Government relating to certain contracts.
The ultimate outcome of these matters cannot presently be determined. Accordingly, no provision for such potential additional losses or recognition of possible recovery from such claims (other than relating to the "after-imposed" Federal Excise Tax and related claims) has been reflected in the accompanying financial statements.

As discussed in Notes 1, 5 and 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993, and its method of accounting for postretirement benefits other than pensions in 1992.



Philadelphia, Pennsylvania
February 1, 1994, except as to
the first and third paragraphs
of Note 10, for which the dates
are February 25, 1994 and
March 4, 1994, respectively.




MANAGEMENT'S DISCUSSION
OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Financial Condition

Cash provided by operating activities was $232.2 million for the year 1993, reflecting among other things, a $66.6 million decrease in receivables due principally to the completed contract for five-ton trucks, and a $13.7 million increase in advance deposits on long-term contracts. Included in the Defense Group receivables is $62.4 million for amounts expended, or income not received, related to the Federal Excise Tax (FET) and related claims for the completed five-ton truck contract. Final resolution of the FET and related claims in favor of the Company would not result in the recording of additional income other than any interest received, but would have a positive cash flow effect. To the extent that any portion of the FET and related claims is not recovered, additional losses on the contract will have to be recognized, but there would be little impact on cash outflows.

Cash used by investing activities includes $327.5 million for the purchase of MultiServ International, N.V., an international leader in metal reclamation and specialized steel mill services; $7.5 million for the purchase of Electroforjados Nacionales, S.A. de C.V. (ENSA) a manufacturer of grating products, and $2.1 million for the purchase of certain assets of the Wayne Corporation, a manufacturer of school buses. Investment activity also includes capital expenditures of $83.4 million and $22.6 million of proceeds from the partial sale of an equity investment. Cash flow from financing activities includes the issuance of $150 million of Harsco 6% 10-year Notes used to repay a portion of the $250 million borrowing under the bank credit facility for the purchase of MultiServ. The long-term debt reduction is principally due to the early call of $7.5 million of industrial development bonds due 2003. Cash expended under financing activities included $36.3 million for the repurchase of the Company's common stock under a plan approved by the Board of Directors in January 1992 to purchase up to 4,000,000 shares over a two-year period, and $35.1 million of cash dividends paid on common stock. Cash and cash equivalents increased $8.4 million to $58.7 million at December 31, 1993.

Due to the acquisition of MultiServ the Company recognized non-cash transactions of $12.0 million with the issuance of Harsco treasury stock and the assumption of $39.1 million of project financing debt. Also, as a result of the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), effective January 1, 1993, the Company recognized a non-cash cumulative benefit of $6.8 million, as reported in the Statement of Income.

Other matters which could significantly affect cash flows in the future are discussed in the financial statements under Note 10, "Commitments and Contingencies" and Note 13 "Subsequent Event - Formation of Defense Business Partnership."

Harsco continues to maintain a good financial position with net working capital of $182.8 million, down from the $316.9 million at December 31, 1992 due to the additional liabilities assumed and cash expended for the MultiServ acquisition. Current assets amounted to $600.1 million, and current liabilities were $417.3 million, resulting in a current ratio of
1.4 to 1, lower than the 2.1 to 1 at year-end 1992. With total debt at $428.4 million and equity at $523.1 million at December 31, 1993, the total debt as a percent of capital was 45.0% compared with 20.9% at December 31, 1992.

The stock price range during 1993 was 45 - 35. Harsco's book value per share at December 31, 1993 was $20.95, compared with $19.51 at year-end 1992. The Company's return on equity for 1993 was 17.3%, compared with 17.2% in 1992. The return on assets, excluding the cumulative effect of the accounting changes, was 13.4% compared with the 15.2% for 1992.

The Company has available through a group of banks a $150 million 364 day revolving line of credit and a $150 million multi-currency five-year term line of credit of which $30.0 million and $68.8 million, respectively, have been used at year-end. Harsco's outstanding notes are rated A by Standard & Poor's and Baa1 by Moody's.

As indicated by the above, the Company's financial position and debt capacity should enable it to meet its current and future requirements. As additional resources are needed, Harsco should be able to obtain funds at competitive costs.




RESULTS OF OPERATIONS

1993 Compared with 1992

Sales for the year were $1.4 billion, down 12% from 1992. The decrease is due principally to lower sales of five-ton trucks in the Defense Group, reflecting reduced production levels in 1993 and completion of most contracts at midyear. Also contributing to the sales decline were lower sales of tracked vehicles in the Defense Group, gas control and containment equipment, and grating. The decline in sales also included the divestiture of a division and a product line in the first quarter of 1992. These declines were partially offset by sales arising from acquisitions in 1993, principally MultiServ International, N.V., as well as an acquisition made in June 1992. Higher sales were recorded for pipe fittings, process equipment and scaffolding equipment.

Cost of sales decreased at a rate greater than revenues, due principally to improvement in profit margins on sales of tracked vehicles in the Defense Group and the favorable impact of profit improvement measures, including the divestiture of an unprofitable division and a marginally profitable operation in the first quarter of 1992. Selling and administrative expenses increased, as a result of the inclusion of acquired companies which more than offset lower costs associated with sales in the Defense Group and the collection of previously reserved bad debts related to discontinued operations.

Profit from operations was lower than last year. Unfavorably affecting profits were significantly lower results for wheeled vehicles in the Defense Group, which includes start-up costs associated with the recently acquired school bus business. Also, earnings were lower in 1993 for metal reclamation and specialized mill services due to start-up costs at certain locations, particularly Mexico and weaker economic conditions in Europe, which also contributed to lower earnings for gas control and containment equipment. On a comparative basis, income was unfavorably affected in 1993 by larger provisions for facilities discontinuances compared with a smaller net charge in 1992 which included profits related to the divestitures of the Company's unprofitable plastic pipe division and its marginally profitable hydraulic tool product line. Higher earnings in 1993 were recorded for tracked vehicles in the Defense Group, and to a lesser extent, for pipe fittings.

Income benefited significantly from a $17.6 million pre-tax gain ($10.7 million after-tax, $.43 per share) on the sale of a substantial portion of an equity investment. Interest expense increased, due to the debt incurred in conjunction with the acquisition and operations of MultiServ, International, N.V. which was partially offset by lower interest expense due to the payment of $82.5 million of other nonrelated debt during the last nine months of 1992. The effective income tax rate of 41% in 1993 was up from 35% in 1992, due to higher tax rates associated with international operations and nondeductibility of certain costs related to the recent acquisition of MultiServ, as well as the recently enacted U.S. Federal tax legislation that increased the corporate income tax rate.

Net income of $87.6 million, a record, which included a $6.8 million noncash reduction of income taxes ($.27 per share) to reflect the adoption, effective January 1, 1993, of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," was up from last year which included a $7.2 million non-cash, after-tax charge ($.27 per share) to reflect the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." 1992 also included after-tax profit of $2.3 million ($.09 per share) from the divestiture of the Company's plastic pipe division and hydraulic tool product line.

The Industrial Services and Building Products Group recorded sales of $395.6 million which were 35% above those for 1992, due to the acquisition of MultiServ International, N.V. Sales for the Engineered Products Group, at $564.6 million, were slightly above 1992, reflecting reduced demand in gas control and containment equipment, and grating which was more than offset by higher volume in railway maintenance equipment due to an acquisition made in June 1992 and increased sales in pipe fittings. Sales for the Defense Group, at $462.1 million, were well below the level for the prior year's similar period, reflecting the completion of most contracts for five-ton trucks at midyear and, to a lesser extent, lower sales for tracked vehicles.

Operating profit for the Industrial Services and Building Products Group was slightly below last year, due principally to reduced earnings from metal reclamation and specialized mill services, which experienced weaker demand from economic conditions in Europe and start-up costs at several locations. Results for 1992 included a modest profit on the sale of an unprofitable division. The Engineered Products Group's operating profit approximated 1992. Results for 1992 included a modest profit on the sale of a marginal product line. The Defense Group posted an operating profit of $67.0 million, significantly below 1992, due to completion of most contracts for five-ton trucks at midyear. Higher earnings were recorded for tracked vehicles, which reflected improvement in margins.




RESULTS OF OPERATIONS

1992 Compared with 1991

Sales for the year were $1.62 billion versus $1.94 billion for 1991.
The decrease is due to lower sales of five-ton trucks in the Defense Group, reflecting the previously announced reduced production levels. Also contributing to the sales decline was the divestiture of a division and a product line in the first quarter of 1992, as well as lower sales of grating, scaffolding equipment, and process equipment which continue to be affected by weaknesses in the economy. These declines were partially offset by increased sales recorded for tracked vehicles in the Defense Group, railway maintenance equipment, gas control and containment equipment, metal reclamation and specialized steel mill services, roofing granules and slag abrasives, and the inclusion of product sales from an acquisition made in the second quarter of 1992.

Cost of sales decreased at a rate greater than revenues, due to the improvement in profit margins of five-ton truck sales, lower charges in 1992 for product liability insurance, and the favorable impact of profit improvement measures, including divestitures of a loss and a marginally profitable operation. Selling and administrative expenses increased as a result of higher costs associated with sales in the Defense Group and the inclusion of an acquisition in 1992. The higher costs, however, were partially offset by the divestiture of certain operations, lower compensation costs, and decreased commissions.

Profit from operations was significantly higher than that for the comparable period last year. Favorably affecting profits were improved results for both tracked vehicles and wheeled vehicles in the Defense Group. On a comparative basis, results were favorably affected by certain nonrecurring expenses incurred in 1991 in conjunction with the Company's unsuccessful bid on a contract for initial production of the Family of Medium Tactical Vehicles with the U.S. Government, as well as abnormally high charges for product liability insurance, which were recorded particularly in the fourth quarter of 1991. Also contributing to the increase in profits were higher levels of income for railway maintenance equipment, metal reclamation and specialized steel mill services, and roofing granules and slag abrasives, as well as lower net expenses for facility discontinuances, due principally to profits related to the divestiture of the Company's plastic pipe division and the hydraulic tool product line. Earnings benefited from income arising from an acquisition in the second quarter of 1992. Grating and pipe fittings recorded lower income in 1992.

Interest income decreased, due to lower investment rates available for funds. Interest expense approximated the amount recorded in 1991. Equity in net income of unconsolidated companies decreased as a result of discontinuing operations at a foreign location. The effective income tax rate of 35% in 1992 was down from 36% in 1991, due to utilization of tax loss carryforwards at a foreign subsidiary, and benefits related to export sales. Net income, after a $7.2 million one-time, non-cash after-tax charge for the effect of an accounting change, to adopt Statement of Financial Accounting Standards No. 106, was $84.3 million, a record, up 10% from last year's record, as a result of the foregoing. Earnings for the first quarter of 1992 have been restated by $.27 per share to reflect the additional expense associated with Financial Accounting Standard No. 106, which was adopted retroactive to January 1, 1992.

The Industrial Services and Building Products Group had sales of $292.7 million, versus $353.7 million for 1991. This decrease resulted from the divestiture of an unprofitable division in the first quarter of 1992. Engineered Products sales of $558.7 million, which included sales from an acquisition made in the second quarter of 1992, were slightly higher than last year. Sales in the Defense Group were $773.5 million versus $1.1 billion for 1991, as a result of decreased sales of five-ton trucks, which more than offset a sizable increase in sales of tracked vehicles.

Operating profit for the Industrial Services and Building Products Group was $35.6 million versus $33.4 million for last year. The increase reflects improvement in metal reclamation and specialized steel mill services, as well as the inclusion in 1992 of a modest profit on the sale of a division which operated at a loss in 1991. Operating profit for the Engineered Products Group was up from last year's performance. The improvement is due to income arising from an acquisition during the second quarter of 1992, the inclusion in 1992 of profit from the divestiture of a product line, and lower costs in 1992 than the abnormally high charges for product liability insurance recorded in 1991. The Defense Group's operating profit was significantly above last year, as a result of higher levels of profits on sales of five-ton trucks and tracked vehicles, as well as the inclusion in 1991 of certain nonrecurring expenses incurred in conjunction with the Company's unsuccessful bid on a contract for initial product of the Family of Medium Tactical Vehicles with the U.S. Government.




RESULTS OF OPERATIONS

1991 Compared with 1990

The Company reached final agreement in September with the U.S. Government on prices of M939A2 five-ton trucks under an order received in February 1991. As a result of the agreement, Harsco recorded pre-tax income of $21.7 million ($.52 per share after-tax) for five-ton trucks sold through December 31, 1991. Based on the current estimated cost-to-complete the contract, the income recorded through December 31 represents approximately 93% of the total income that Harsco expected to record as a result of the February order, with the balance of the income to be recorded in 1992. Through exercise of options, since February 1991, the Company received orders for 3,368 additional trucks, of which approximately one-third had been sold as of December 31, 1991. These sales had been recorded on an estimated basis pending completion of negotiations of the selling prices with the U.S. Army.

Sales for the year of $1.9 billion, a record, were up 10% from 1990. Sales of five-ton trucks in the Defense Group were significantly higher. Demand for tracked vehicles in the Defense Group, process equipment, slag abrasives, composite products and grating also exceeded levels recorded in 1990. Also contributing to the sales gain was the inclusion of product sales from acquisitions. These gains more than offset the divestiture of certain operations, decreased sales of scaffolding equipment, plastic products and reduced demand for several product classes, including metal reclamation and specialized steel mill services, gas control and containment equipment, railway maintenance equipment, as well as pipe fittings.

As a result of the weakness in the economy, not all of the cost of sales increases could be passed on to customers, resulting in an adverse impact on profit margins which were also unfavorably affected by abnormally high charges for product liability and workmen's compensation insurance costs, particularly in the fourth quarter of 1991. Selling and administrative expenses decreased, as a result of lower professional fees and divesting of operations, which more than offset higher compensation and pension costs.

Profit from operations approximated that for the comparable period in 1990, despite the continued effects of the economic slowdown and abnormally high charges for product liability and workmen's compensation insurance costs. Substantial decreases in profit in several product classes in both the Industrial Services and Building Products and the Engineered Products Groups were more than offset by positive developments in the Defense Group, as discussed above. On a comparative basis, lower profits in the Industrial Services and Building Products Group also reflected the inclusion in 1990 of a gain from the sale of a division.

The increase in interest expense, resulting primarily from the issuance of $100.0 million principal amount of five-year Notes in May 1991 was more than offset by the increase in interest income. Equity in net income of unconsolidated companies increased as a result of Tactical Truck Corporation, the former joint venture company developing and testing a new series of medium tactical trucks for the U.S. Armed Forces, becoming a wholly-owned subsidiary in early March 1991; subsequent to that date, expenditures by Tactical Truck Corporation are reflected as operating expenses in the Defense Group. Other income benefitted in 1990 from a gain arising from the disposal of certain fixed assets at a foreign subsidiary. The effective income tax rate decreased to 36.0% in 1991, down from 37.3% in 1990, due principally to book and tax differences on operations sold in the prior year and favorable tax adjustments. Net income of $76.5 million, a record, was up 6% from last year's record of $72.5 million, as a result of the foregoing.

The Industrial Services and Building Products Group recorded sales of $353.7 million, 10% below last year's performance, reflecting the adverse impact of low levels of production in the domestic steel industry and the stagnant U.S. construction market. Also contributing to the decrease in sales was the divestiture of a division in the first quarter of 1990. Engineered Products had sales of $534.1 million, slightly below last year's sales for the comparable period. Revenues in the Defense Group were $1.1 billion, a 30% increase over 1990, due principally to increased sales of five-ton trucks.

Operating profit for the year for the Industrial Services and Building Products Group was significantly below the comparable period last year. The decrease reflects market weaknesses for products in the Group as discussed above, as well as the inclusion in 1990 of a gain on the sale of a division. Operating profit for the Engineered Products Group in 1991 was also significantly below last year's performance, reflecting market weaknesses for gas control and containment equipment and pipe fitting products, as well as the unfavorable impact of abnormally high product liability and workmen's compensation insurance costs. The Company's Defense Group showed substantial improvement in operating profit, due principally to the profit on the five-ton truck program. The Defense Group also benefited from higher levels of profits on sales of tracked vehicles.




SELECTED FINANCIAL DATA FOR THE YEARS 1989 THROUGH 1993

                                        1993<F4>           1992                1991              1990              1989
SUMMARY OF OPERATIONS
   Net Sales                            $    1,422,308     $    1,624,939      $    1,943,083    $    1,759,507    $    1,351,213
   Operating Expenses                        1,295,148          1,477,217           1,821,614         1,637,669         1,322,170
   Income from Operations                      127,160            147,722             121,469           121,838            29,043
   Interest Expense                             19,974             18,882              18,925            17,506            16,412
   Other Income                                 29,965             11,736              17,103            11,255             9,542
   Provision for Income Taxes                   56,335             49,060              43,104            43,083            10,811
   Net Income                                   80,816<F1>         91,516<F2>          76,543            72,504            11,362
   Return on Net Sales                             5.7%<F1>           5.6%<F2>            3.9%              4.1%              0.8%
   Return on Average Equity                       17.3%              17.2%               16.9%             17.5%              2.8%
   Return on Average Assets                       13.4%<F1>          15.2%<F2>           13.5%             13.1%              4.1%

FINANCIAL DATA
   Shareholders' Equity                        523,084            495,103             479,726           437,111           394,480
   Cash Dividends Declared                      34,946             34,598              32,319            31,463            31,464
   Depreciation                                 69,558             57,064              57,664            56,574            56,229
   Capital Expenditures                         83,395             42,720              53,846            71,127            67,613
   Cash Provided by Operating Activities       232,220            108,134             151,485            63,635           129,547
   Working Capital                             182,756            316,918             284,699           226,522           211,130
   Current Ratio                                 1.4:1              2.1:1               1.8:1             1.6:1             1.5:1
   Total Assets                              1,427,612            991,225           1,059,708           990,960           978,200
   Cost in Excess of Net Assets of
      Businesses Acquired                      221,082             13,527              15,066            16,627            16,129
   Long-term Debt                              364,869            119,841             120,451           122,695           127,344
   Total Debt                                  428,378            131,068             221,652           170,732           151,175
   Percent of Total Debt to Capital               45.0%              20.9%               31.6%             28.1%             27.7%

PER SHARE DATA
   Net Income                                     3.23<F1>           3.52<F2>            2.91              2.77               .43
   Shareholders' Equity                          20.95              19.51               18.29             16.67             15.05
   Cash Dividends Declared                        1.40               1.34                1.23              1.20              1.20
   Price/Earnings Ratio, High-Low                13-10               12-9                10-8              10-6             72-52
   Market Price of Common Stock
      High - Low, by Quarter

         1st                                 45-36 7/8      39 1/2-27 3/4        27 3/4-22/34     28 3/4-21 1/8     29 1/2-24 1/4
         2nd                                 44 1/2-35          38-33 5/8       30 3/8-25 1/4     26 1/2-22 5/8         27-23 7/8
         3rd                             44 5/8-37 1/2          37 5/8-28       29 5/8-26 3/4     24 1/2-20 1/4     26 3/4-22 1/2
         4th                             43 3/8-39 1/4      38 3/4-28 1/8       30 1/8-23 5/8     26 1/4-17 3/4         31 1/8-23

      Dividends Paid, by Quarter
         1st                                       .35                .33                 .30               .30               .30
         2nd                                       .35                .33                 .30               .30               .30
         3rd                                       .35                .33                 .30               .30               .30
         4th                                       .35                .33                 .30               .30               .30

OTHER INFORMATION

   Average Number of Shares Outstanding     25,036,893         25,966,755          26,278,384        26,217,027        26,261,017
   Number of Shareholders of Record              8,069              8,415               8,767             9,308             9,620
   Number of Employees                          14,200              9,600              10,500            10,300            11,200
   Backlog                              $      146,751<F3>  $     738,978      $    1,229,688    $    1,197,126    $    1,538,331

<F1>  Excludes cumulative effect of change in method of accounting for income taxes, which increased net income by $6.8 million, ($.27 per share).
<F2>  Excludes cumulative effect of change in method of accounting for postretirement benefits other than pensions, which decreased net income by $7.2 million, ($.27 per share).
<F3>  Excludes $397.9 million contributed to United Defense, L.P.
<F4>  Includes MultiServ International, N.V. since date of acquisition.




THREE-YEAR SUMMARY OF QUARTERLY RESULTS

(All dollars in millions, except per share)

1993                           First        Second        Third
Fourth
Net Sales                      $ 345.8      $ 354.6       $ 314.9      $
407.0
Profit from Operations            31.3         36.3          27.9
31.7
Net Income                        31.0         22.2          18.3
16.1
Net Income per Common Share       1.22          .89           .74
.65

1992                           First        Second        Third
Fourth
Net Sales                      $ 408.1      $ 386.8       $ 415.9      $
414.1
Profit from Operations            35.4         30.7          43.5
38.1
Net Income                        13.6         18.8          26.8
25.1
Net Income per Common Share        .52          .72          1.03
.98

1991                           First        Second        Third
Fourth
Net Sales                      $ 454.5      $ 454.5       $ 447.8      $
586.3
Profit from Operations            22.1         21.7          39.4
38.3
Net Income                        12.0         12.1          25.2
27.2
Net Income per Common Share        .46          .46           .96
1.03

Notes:

- - The first quarter of 1993 includes the cumulative effect of the adoption of SFAS 109 for Accounting for Income Taxes (see Notes 1 and 5 to consolidated financial statements) which increased net income by $6.8 million ($.27 per share) and the after-tax gain of $5.4 million ($.21 per share) on the partial sale of an investment.

- - The first quarter of 1992 includes the cumulative effect of the adoption of SFAS 106 for Postretirement benefits (see Notes 1 and 6 to consolidated financial statements) which decreased first quarter after-tax income by $7.2 million ($.27 per share).

- - The third quarter of 1993 includes the after-tax gain of $5.3 million ($.22 per share) on the partial sale of an investment.

- - The third quarter of 1992 reflects $12 million of pre-tax income ($.30 per share after tax) due to final agreement with the U.S. Government on prices for five-ton trucks sold through September 30, 1992 and the third quarter of 1991 reflects $13.8 million of pre-tax income ($.33 per share after tax) due to final agreement with the U.S. Government on prices for five-ton trucks sold through September 30, 1991.

- - The fourth quarters of 1993, 1992 and 1991 reflect after tax LIFO income of $1.4 million, $4.8 million, and $1.4 million, respectively, representing final determination of price changes and liquidations of inventories which occurred during the year.

- - The fourth quarters of 1993, 1992 and 1991 reflect reduction in income taxes of $1.1 million and $2.2 million, and $2.6 million, respectively, resulting from final determination of income taxes to be provided for the year.