Form 10-K, Exhibit 13
HARSCO CORP
filed 1995-03-27
CIK 45876

HARSCO CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 1994 and 1993
(In thousands, except share amounts)

<Captions>
                                                                     1994                1993
_____________________________________________________________________________________________
ASSETS
Current assets:
  Cash and cash equivalents                                    $   43,550          $   58,740
  Notes and accounts receivable, less allowance
    for uncollectible accounts ($7,285 and $13,479)               350,578             322,894
  Inventories                                                     121,199             202,426
  Other                                                            21,432              16,045
_____________________________________________________________________________________________
      Total current assets                                        536,759             600,105
_____________________________________________________________________________________________

Property, plant and equipment, net                                434,968             491,655
Cost in excess of net assets of businesses acquired, less
    accumulated amortization ($25,912 and $13,995)                213,480             221,082
Investments                                                        43,711              61,079
Investment in unconsolidated entities                              32,312               5,920
Other assets                                                       53,419              47,771
_____________________________________________________________________________________________
                                                               $1,314,649          $1,427,612

LIABILITIES
Current liabilities:
  Short-term borrowings                                        $   14,236          $   51,884
  Current maturities of long-term debt                             11,502              11,625
  Accounts payable                                                 92,166              98,021
  Accrued compensation                                             37,837              45,546
  Advances on long-term contracts                                       -              88,518
  Income taxes                                                     10,971              14,905
  Dividends payable                                                 9,317               8,739
  Other current liabilities                                       106,392              98,111
_____________________________________________________________________________________________
      Total current liabilities                                   282,421             417,349
_____________________________________________________________________________________________

Long-term debt                                                    340,246             364,869
Deferred income taxes                                              29,217              33,424
Insurance related liabilities                                      44,560              49,350
Other liabilities                                                  36,983              39,536
_____________________________________________________________________________________________
                                                                  733,427             904,528
_____________________________________________________________________________________________

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock
  Series A junior participating cumulative preferred stock              -                  -
Common stock, par value $1.25, issued 32,343,553 and
  32,114,499 shares, respectively                                  40,429             40,143
Additional paid-in capital                                         94,070             86,436
Cumulative translation adjustments                                (16,020)           (16,059)
Cumulative pension liability adjustments                              (99)              (107)
Retained earnings                                                 653,996            603,158
_____________________________________________________________________________________________
                                                                  772,376             713,571

Treasury stock, at cost (7,161,303 and 7,146,698
  shares, respectively)                                          (191,154)           (190,487)
_____________________________________________________________________________________________
                                                                  581,222             523,084
_____________________________________________________________________________________________
                                                               $1,314,649          $1,427,612
_____________________________________________________________________________________________
_____________________________________________________________________________________________

See accompanying notes to consolidated financial statements.




HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
for the years 1994, 1993 and 1992
(In thousands, except per share)

                                                                     1994                1993                1992
_________________________________________________________________________________________________________________
Revenues:
  Net sales                                                    $1,357,715          $1,422,308          $1,624,939
  Equity in income of unconsolidated entities                      64,120               2,415               3,626
  Gain on sale of investments                                       5,966              17,555                   -
  Other revenues                                                   37,980               2,018               2,093
_________________________________________________________________________________________________________________
    Total revenues                                              1,465,781           1,444,296           1,630,658
_________________________________________________________________________________________________________________

Costs and expenses:
  Cost of sales                                                 1,060,695           1,107,187           1,297,090
  Selling, administrative and general expenses                    199,837             180,375             175,092
  Research and development                                          5,463               5,167               4,590
  Facilities discontinuance and reorganization costs               17,143               2,419                 445
  Other                                                             6,158                (493)              2,251
_________________________________________________________________________________________________________________
    Total costs and expenses                                    1,289,296           1,294,655           1,479,468
_________________________________________________________________________________________________________________
Income before interest, taxes, minority interest and
      cumulative effect of accounting changes                     176,485             149,641             151,190

Interest income                                                     6,403               7,586               8,198
Interest expense                                                  (34,048)            (19,974)            (18,882)
_________________________________________________________________________________________________________________
    Income before taxes, minority interest, and cumulative
      effect of accounting changes                                148,840             137,253             140,506

Provision for income taxes                                         59,536              56,335              49,060
_________________________________________________________________________________________________________________
  Income before minority interest and cumulative
    effect of accounting changes                                   89,304              80,918              91,446

Minority interest                                                   2,751                 102                 (70)
_________________________________________________________________________________________________________________
    Income before cumulative effect of accounting changes          86,553              80,816              91,516

Cumulative effect of accounting changes                                 -               6,802              (7,184)
_________________________________________________________________________________________________________________
    Net income                                                 $   86,553          $   87,618          $   84,332
_________________________________________________________________________________________________________________
_________________________________________________________________________________________________________________

Average shares of common stock outstanding                         25,115              25,036              25,967

Earnings per common share:
  Income before cumulative effect of accounting changes             $3.45               $3.23               $3.52
  Cumulative effect of accounting changes                               -                0.27               (0.27)
_________________________________________________________________________________________________________________
    Net income per common share                                     $3.45               $3.50               $3.25
_________________________________________________________________________________________________________________
_________________________________________________________________________________________________________________

See accompanying notes to consolidated financial statements.




HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years 1994, 1993 and 1992

(In thousands)                                                       1994                1993                1992
_________________________________________________________________________________________________________________
Cash flows from operating activities:
  Net income                                                   $   86,553          $   87,618          $   84,332
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation                                                 90,179              69,558              57,064
      Amortization                                                  9,410               5,250               2,007
      Cumulative effect of accounting changes                           -              (6,802)              7,184
      Gain on sale of investments                                  (5,966)            (17,555)                  -
      Equity in earnings of unconsolidated entities               (64,120)             (2,415)             (3,626)
      Dividends or distributions from equity companies             71,845               1,348               3,517
      Other, net                                                    1,525                 689              (2,508)
      Changes in assets and liabilities, net of
        acquisitions and dispositions of businesses
        and formation of a partnership:
          Notes and accounts receivable                           (34,263)             66,562             (43,878)
          Inventories                                              (7,302)              9,189              13,566
          Accounts payable                                         14,191              10,371             (26,271)
          Advances on long-term contracts                          (9,636)             13,673              25,030
          Other assets and liabilities                              8,979              (5,266)             (8,283)
_________________________________________________________________________________________________________________
      Net cash provided by operating activities                   161,395             232,220             108,134
_________________________________________________________________________________________________________________

  Cash flows from investing activities:
    Expenditures for property, plant and equipment                (90,928)            (83,395)            (42,720)
    Purchase of businesses, net of cash acquired*                       -            (337,062)            (28,404)
    Proceeds from sale of businesses                                2,444                   -              44,466
    Proceeds from sale of property, plant and equipment             8,222               3,302               2,079
    Proceeds from sale of investment held available-for-sale        7,617              22,555                   -
    Investments held-to-maturity:
      Purchases                                                   (15,750)                  -                   -
      Maturities                                                   24,740                   -                   -
    Other investing activities                                     (9,495)             (3,066)                 61
_________________________________________________________________________________________________________________
      Net cash (used) by investing activities                     (73,150)           (397,666)            (24,518)
_________________________________________________________________________________________________________________

  Cash flows from financing activities:
    Short-term borrowings, net                                    (35,303)             28,339              (5,444)
    Current maturities and long-term debt:
      Additions                                                   123,445             224,248                   -
      Reductions                                                 (164,662)             (8,222)            (82,948)
    Cash dividends paid on common stock                           (35,137)            (35,089)            (34,373)
    Common stock issued-options                                     7,241               4,450               7,734
    Common stock acquired for treasury                                  -             (36,322)            (37,587)
    Other financing activities                                      1,376              (3,849)                (34)
_________________________________________________________________________________________________________________
      Net cash provided (used) by financing activities           (103,040)            173,555            (152,652)
_________________________________________________________________________________________________________________

  Effect of exchange rate changes on cash                            (395)                265                (796)
_________________________________________________________________________________________________________________

  Net increase (decrease) in cash and cash equivalents            (15,190)              8,374             (69,832)
  Cash and cash equivalents at beginning of year                   58,740              50,366             120,198
_________________________________________________________________________________________________________________
  Cash and cash equivalents at end of year                     $   43,550          $   58,740          $   50,366
_________________________________________________________________________________________________________________
_________________________________________________________________________________________________________________
*Purchase of businesses, net of cash acquired:
  Working capital, other than cash                             $        -          $    5,748          $  (11,863)
  Property, plant and equipment                                         -            (202,241)            (16,513)
  Cost in excess of net assets of companies acquired, net               -            (215,428)                  -
  Other assets                                                          -              (7,789)             (1,155)
  Long-term debt                                                        -              29,655                   -
  Noncurrent liabilities                                                -              52,993               1,127
_________________________________________________________________________________________________________________
    Net cash used to acquire businesses                        $        -          $ (337,062)         $  (28,404)
_________________________________________________________________________________________________________________
_________________________________________________________________________________________________________________

See accompanying notes to consolidated financial statements.




HARSCO CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY for the years 1994, 1993 and 1992
(In thousands, except share amounts)

                                                                            Additional     Cumulative Adjustments
                                                                                         ________________________
                                                      Common Stock             Paid-in                      Pension       Retained
                                               ________________________
                                                   Issued      Treasury        Capital   Translation      Liability       Earnings
                                               __________    __________     __________    __________     __________     __________
__________________________________________________________________________________________________________________________________
Balances, January 1, 1992                      $   39,471    $ (126,044)    $   70,564    $   (3,864)    $   (1,153)    $  500,752
__________________________________________________________________________________________________________________________________
Net income                                                                                                                  84,332
Cash dividends declared, $1.34 per share                                                                                   (34,598)
Translation adjustments                                                                       (4,191)
Pension liability adjustments, net of $309
  deferred income taxes                                                                                         520
Acquired during the year, 1,256,662 shares                      (42,474)
Stock options exercised, 348,606 shares               436                        9,504
Distribution of common stock under incentive
  program, 51,663 shares                                          1,836              1
Other, 335 shares                                                    10              1
__________________________________________________________________________________________________________________________________
Balances December 31, 1992                         39,907      (166,672)        80,070        (8,055)          (633)       550,486
__________________________________________________________________________________________________________________________________
Net income                                                                                                                  87,618
Cash dividends declared, $1.40 per share                                                                                   (34,946)
Translation adjustments                                                                       (8,004)
Pension liability adjustments, net of $311
  deferred income taxes                                                                                        526
Acquired during the year, 901,557 shares                        (34,975)
Stock options exercised, 189,076 shares               236                        5,546
Acquisition of a company, 300,297 shares                         11,143            818
Other, 426 shares                                                    17              2
__________________________________________________________________________________________________________________________________
Balances, December 31, 1993                        40,143      (190,487)        86,436       (16,059)          (107)       603,158
__________________________________________________________________________________________________________________________________
Net income                                                                                                                  86,553
Cash dividends declared, $1.42 per share                                                                                   (35,715)
Translation adjustments                                                                           39
Pension liability adjustments, net of $5
  deferred income taxes                                                                                          8
Acquired during the year, 14,991 shares                            (677)
Stock options exercised, 229,054 shares               286                        7,627
Other, 386 shares                                                    10              7
__________________________________________________________________________________________________________________________________
Balances, December 31, 1994                    $   40,429    $ (191,154)    $   94,070    $  (16,020)   $       (99)    $  653,996
__________________________________________________________________________________________________________________________________

See accompanying notes to consolidated financial statements.


HARSCO CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary Of Significant
    Accounting Policies

Consolidation Principles:
The consolidated financial statements include the accounts of Harsco Corporation and its majority-owned subsidiaries ("Company"). Investments in United Defense, L.P., a 40% owned partnership, effective January 1, 1994, and other unconsolidated entities are accounted for on the equity method. The equity in income of unconsolidated entities is on a pre-tax basis for United Defense, L.P. as it is a partnership, and net of taxes for all other unconsolidated entities.

Cash and Cash Equivalents:
The Company's policy is to maintain its uninvested cash at minimal levels. Cash and cash equivalents include highly liquid debt instruments purchased with a maturity of three months or less.

Investments in Debt and Equity Securities:
Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The cumulative effect resulting from the adoption of SFAS 115 in 1994 is immaterial. In accordance with SFAS 115, prior years' financial statements have not been restated to reflect the change in accounting method. Prior to the adoption of SFAS 115, the Company's investments in marketable equity securities were reported at the lower of cost or market, and marketable debt securities at amortized cost which approximated market.

Marketable debt securities held by the Company's wholly-owned captive insurance subsidiary are classified as held-to-maturity. Management determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Interest on securities classified as held-to-maturity is included in investment income.

The Company also had an investment in a marketable equity security that was classified as available-for-sale at January 1, 1994. The realized gains were reflected in the Company's Consolidated Statements of Income.

Inventory Valuation:
Inventories are stated at the lower of cost or market, cost being determined using the last-in, first-out (LIFO), first-in, first-out (FIFO) and average cost methods.

Property, Plant and Equipment:
Property, plant and equipment is recorded at cost and depreciated over the estimated useful lives of the assets using principally the straight-line method. When property is retired from service, generally the cost of the retirement is charged to the allowance for depreciation to the extent of the accumulated depreciation thereon and the balance is charged to income.

Cost in Excess of Net Assets of Businesses Acquired:
Cost in excess of net assets of businesses acquired is amortized on a straight-line basis over periods not to exceed 30 years. The Company's policy is to record an impairment loss against the net unamortized cost in excess of net assets of businesses acquired in the period when it is determined that the carrying amount of the asset may not be recoverable. An evaluation is made at each balance sheet date (quarterly) and it is based on such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset.

Long-term Defense Contracts:
Defense contracts are accounted for under the percentage of completion (units-of-delivery) method, whereby sales and estimated average cost of the units to be produced under a contract are recognized as deliveries are made or accepted. Changes in estimates for sales, costs, and profits are recognized in the period in which they are determinable using the cumulative catch-up method of accounting. Claims are considered in the estimated contract performance at such time as realization is probable. Any anticipated losses on contracts are charged to operations as soon as they are determinable. Inventory costs include factory overhead, general and administrative expenses, initial tooling and other related costs. Internal research and development costs are charged to expense or allocated to production contracts, as applicable, when incurred. Under certain arrangements in which a customer shares in product development costs, the Company's portion of such costs is expensed as incurred. Effective January 1, 1994, substantially all defense contracts were transferred to United Defense, L.P.

Income Taxes:
All U.S. federal and state income taxes and foreign taxes are provided currently on the undistributed earnings of foreign subsidiaries and unconsolidated affiliated companies, giving recognition to current tax rates and applicable foreign tax credits. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). The adoption of SFAS 109 changed the Company's method of accounting for income taxes from the deferred method under Accounting Principles Board Opinion No. 11 to an asset and liability approach. Deferred income taxes are recognized for all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Employee Benefits:
The Company has pension and profit sharing retirement plans, most of which are noncontributory, covering substantially all its employees and outside directors. The benefits for salaried employees generally are based on years of service and the employee's level of compensation during specified periods of employment. Plans covering hourly employees generally provide benefits of stated amounts for each year of service. The Company's funding policy for qualified plans is consistent with statutory regulations and customarily equals the amount deducted for income tax purposes. The Company's policy is to amortize prior service costs over the average future service period of active plan participants.

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

Casualty Insurance:
The Company is insured for workers compensation, automobile, general, and product liability losses through a risk retention program. The Company accrues for the estimated losses occurring from both asserted and unasserted claims. The estimate of the liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims data. The Company has a wholly-owned captive insurance company for the payment of its claims under this risk retention program. Annual contributions are made by the Company to the captive insurance company to provide funding for its retained risk. Additionally, the Company self-insures its workers compensation exposures in the states of Ohio and Pennsylvania. The Company accrues for their losses in the same fashion as described above; however, funding is made from operating earnings.

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

Foreign Exchange Contracts:
During 1994, the Company adopted Statement of Financial Accounting Standards No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS 119).

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

The Company also enters into foreign exchange contracts that are used to exchange the proceeds from U.S. commercial paper borrowings into foreign currency, and simultaneously enters into a forward foreign exchange contact to exchange such foreign currency back into U.S. dollars at the maturity date of the U.S. commercial paper borrowing. These forward contracts do not qualify as hedges for financial reporting purposes, and accordingly are carried in the financial statements at the current foreign exchange rates, with the changes in rates recognized directly in operations. The Company does not hold or issue financial instruments for trading purposes.

Reclassifications:
To conform to the single step format in 1994, the Consolidated Statements of Income for the years 1993 and 1992 were reclassified to more appropriately report the Company's business results and revenues and expenses. Certain other amounts in the 1993 and 1992 financial statements and related notes have been reclassified to conform with the 1994 presentation.


2.  Formation of Defense Business
    Partnership and Acquisition of
    MultiServ International, N.V.

Formation of Defense Business Partnership:

On January 28, 1994, FMC Corporation ("FMC") and the Company announced completion of a series of agreements ("Agreements"), first announced in December 1992, to combine certain assets and liabilities of FMC's Defense Systems Group ("DSG") and the Company's BMY-Combat Systems Division ("BMY-CS"). The effective date of the combination was January 1, 1994. The combined company, United Defense, L.P., operates as a limited partnership ("Partnership"). FMC as the Managing General Partner has a 60 percent equity interest, and Harsco Defense Holding, Inc., a wholly owned subsidiary of the Company, as the Limited Partner has a 40 percent equity interest. The Company contributed to the partnership net assets of $29,600,000, which included $5,200,000 in cash. The net assets were contributed on the historical basis of accounting and no gain was recognized on the transaction.

The Partnership has an Advisory Committee comprised of ten individuals, six appointed by FMC and four appointed by the Company which considers and discusses Partnership issues. FMC as the managing general partner exercises management control over the Partnership subject to the Company's right to consent to certain actions delineated in the Partnership Agreement. Additionally, the Partnership Agreement contains certain exit rights for both Partners any time more than 25 months after the formation of the Partnership including the right of the Company to sell its interest to the partnership (payable by a promissory note from the Partnership) based upon a calculation of 95% of appraised value, and the right of FMC or the partnership to buy the Company's interest (payable in cash) based upon a calculation of 110% of appraised value. Appraised value is substantially the fully distributed public equity trading value of the Partnership as determined by three investment banking firms in accordance with certain contractual stipulations, multiplied by the Company's percentage interest in the Partnership. The Partnership Agreement provides for certain special capital account allocations and cash distributions, but otherwise allocates and distributes income in proportion to the partners' percentage ownership. Under the Participation Agreement between FMC and the Company, each Partner generally is financially accountable to the Partnership for environmental conditions occurring prior to formation of the Partnership at facilities or properties previously operated or used in their respective businesses, to the extent that costs incurred are not recovered from third parties or not covered by environmental accruals contributed by the parties at formation. The Company retained the rights and any liabilities associated with certain pending major claims between the Company and the U.S. Government, and the Company and the Government of Iran. See "Commitments and Contingencies" for additional disclosure on these claims.

The following amounts were contributed by the Company to United Defense, L.P.:


(In thousands)
______________________________________________________________________________
Cash                                          $    5,200
Accounts receivable                                6,779
Inventories                                       86,815
Property, plant and equipment, net                50,597
Other                                                624
______________________________________________________________________________
  Total assets                                                 $  150,015

Accounts payable                                  17,007
Accrued expenses                                  15,413
Advances on long-term contract                    78,882
Pension liability                                  4,452
Postretirement benefits liability                  4,661
______________________________________________________________________________
  Total liabilities                                              120,415
______________________________________________________________________________
Net assets contributed                                        $   29,600
______________________________________________________________________________
______________________________________________________________________________

Acquisition of MultiServ International, N.V.:

MultiServ International, N.V. was acquired by the Company on August 31, 1993. The acquisition of MultiServ has been accounted for by the purchase method of accounting, and operating results of this acquisition are included in the Company's Consolidated Financial Statements since the date of acquisition.
The total consideration paid by the Company was approximately $384,000,000 and consisted of: (i) approximately $333,000,000 in cash, (ii) approximately $12,000,000 in Company Common Stock from treasury, and (iii) the assumption of certain project financing indebtedness of MultiServ in the amount of approximately $39,000,000. Approximately $8,000,000 in closing and acquisition costs were also incurred. The funds used by the Company to complete the acquisition consisted of approximately $83,000,000 from cash balances of the Company, and approximately $250,000,000 borrowed from a financial institution.

Pro Forma Results of Operations:

The following represents the unaudited pro forma results of operations as if the United Defense, L.P. and MultiServ International, N.V. combinations had occurred at the beginning of 1993:

                                                                 Pro Forma
______________________________________________________________________________
(Unaudited)                                                     Year Ended
(In thousands, except per share amounts)                     December 31, 1993
______________________________________________________________________________
Total Revenues                                                   $1,385,302
______________________________________________________________________________
______________________________________________________________________________

  Income before provision for income taxes, minority
    interest, extraordinary item and cumulative effect
    of accounting change                                           140,865

Provision for income taxes                                          66,775

Minority interest                                                      818
______________________________________________________________________________
  Income before extraordinary item and cumulative effect
    of accounting change                                            73,272

  Extraordinary item, net of taxes <F1>                             (2,277)

  Cumulative effect of accounting change for income taxes            6,802
______________________________________________________________________________
  Net income                                                    $   77,797
______________________________________________________________________________
______________________________________________________________________________
Average shares of common stock outstanding                          25,337
______________________________________________________________________________
______________________________________________________________________________
Earnings per common share:
  Income before extraordinary item and cumulative effect
    of accounting change                                             $2.89

  Extraordinary item <F1>                                             (.09)

  Cumulative effect of accounting change                               .27
______________________________________________________________________________
    Net income per share                                             $3.07
______________________________________________________________________________
______________________________________________________________________________

<F1> MultiServ's preacquisition extinguishment of debt.



Pro forma information relative to United Defense, L.P. and MultiServ International, N.V. presented for the year ended December 31, 1993, include adjustments to reflect additional expenses of MultiServ associated with the amortization of the created goodwill and the write-up of fixed assets to fair market value. The pro forma results also include additional provisions for interest and debt expenses on the MultiServ acquisition borrowings, the elimination of BMY-CSD and accounting for the 40% ownership interest of the Company in United Defense, L.P. on the equity method of accounting. The pro forma operating results are not necessarily indicative of what would have occurred had the combinations actually taken place on January 1, 1993. Also, no adjustments have been made to operations for the impact of certain anticipated operational and administrative efficiencies.


3.  Investments


The following is a summary of held-to-maturity debt securities at December 31, 1994:



                                                             Gross          Gross
                                                          Unrealized      Unrealized         Fair
(In thousands)                                Cost           Gains          Losses           Value
__________________________________________________________________________________________________
Corporate debt securities               $   31,685      $        -      $    1,089      $   30,596
NonU.S. Government debt securities          17,555               -             682          16,873
__________________________________________________________________________________________________
                                        $   49,240      $        -      $    1,771      $   47,469
__________________________________________________________________________________________________
__________________________________________________________________________________________________



The amortized cost and fair market value of fixed income debt securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                             Amortized
(In thousands)                                    Cost          Fair Value
__________________________________________________________________________________________________
Held to Maturity
Due in one year or less                     $    5,529          $    5,438
Due after one year through five years           43,711              42,031
__________________________________________________________________________________________________
                                            $   49,240          $   47,469
__________________________________________________________________________________________________
__________________________________________________________________________________________________



Proceeds from fixed income debt securities which matured during 1994 amounted to $24,740,045.

During the first quarter of 1994, the Company sold its remaining shares of an investment in a marketable equity security that was held available-for-sale. During 1993, the Company sold the majority of its holdings in this investment. These sales have been included as Revenues under Gain on Sale of Investments in the Consolidated Statements of Income.

4.  Inventories


Inventories are summarized as follows:
(In thousands)                                         1994             1993
____________________________________________________________________________
Classification:
  Finished goods                                 $   25,641       $   23,543
  Work in process                                    28,625           25,612
  Raw materials and purchased parts                  53,338           52,608
  Stores and supplies                                13,595           12,171
____________________________________________________________________________
                                                    121,199          113,934

  Long-term contract costs (including general and
    administrative costs of $7,576)                       -          110,133
    Contract loss reserves                                -
(4,979)
    Progress payments - U.S. Government                   -
(16,662)
____________________________________________________________________________
                                                 $  121,199       $  202,426
____________________________________________________________________________
____________________________________________________________________________
Valued at lower of cost or market:
  LIFO basis                                     $   86,722       $   80,786
  FIFO basis                                         16,938           16,133
  Average cost basis                                 17,539          105,507
____________________________________________________________________________
                                                 $  121,199       $  202,426
____________________________________________________________________________
____________________________________________________________________________

No current year amounts are shown under long-term contract costs as these costs were contributed to United Defense, L.P.

The Company had incurred costs that are assignable to units not yet produced as of the end of 1993. The aggregate amount incurred, exclusive of raw materials and purchased parts included in long-term contract costs, was $12,069,000 as of December 31, 1993. These costs related primarily to U.S. Government contracts for certain tracked vehicles.

Inventories valued on the LIFO basis at December 31, 1994 and 1993 were approximately $36,564,000 and $33,878,000, respectively, less than the amounts of such inventories valued at current costs.

As a result of reducing certain inventory quantities valued on the LIFO basis, profits from liquidation of inventories were recorded which increased net income by $276,000, $246,000 and $3,316,000 in 1994, 1993 and 1992,
respectively.


5.  Property, Plant and Equipment


Property, plant and equipment, net, consists of the following:

(In thousands)                           1994              1993
_______________________________________________________________
Land and improvements              $   24,955        $   27,205
Buildings and improvements            110,190           142,971
Machinery and equipment               820,868           857,941
Uncompleted construction               28,917            32,612
_______________________________________________________________
                                      984,930         1,060,729
Less allowance for depreciation       549,962           569,074
_______________________________________________________________
                                   $  434,968        $  491,655
_______________________________________________________________
_______________________________________________________________

The following table shows the estimated useful lives of different types of assets:

Classification                                 Expected Useful Lives
__________________________________________________________________________
Land improvements                              10 years

Buildings and improvements                     10 to 50 years

Certain plant, buildings and installations
(Principally Metal Reclamation and
Mill Services Group.)                           5 to 25 years

Machinery and equipment                         3 to 25 years
__________________________________________________________________________


6.  Investment in Unconsolidated Entities


The Company has a 40% interest in United Defense, L.P. which principally manufactures ground combat vehicles for the U.S. and international governments (see Note 2). The Company's other equity investments are in the Metal Reclamation and Mill Services group. Summary information is not shown for 1993 or 1992 as it is immaterial to the Consolidated Financial Statements. The following table presents summarized financial information on a combined 100% basis of the companies accounted for by the equity method:

(In thousands)                                     1994
_______________________________________________________

Current assets                               $  321,596

Noncurrent assets                               187,896

Current liabilities                             315,983

Noncurrent liabilities                           56,485

Net sales                                     1,129,528

Costs and expenses                              983,955

Net income                                      134,441
_______________________________________________________

The Company's share of income of all unconsolidated entities for 1994 was $64,120,000.


7.  Employee Benefit Plans


Pensions:

The actuarially computed net pension cost includes the following components:

(In thousands)                            1994          1993          1992
__________________________________________________________________________
Defined benefit plans:
  Service cost                        $ 10,604      $ 12,077      $ 11,521
  Interest cost                         14,160        15,468        14,945
  Actual return on plan assets          (7,885)      (33,984)      (18,072)
  Net amortization and deferral        (12,909)        8,547        (6,134)
__________________________________________________________________________
  Net periodic pension cost              3,970         2,108         2,260
Multi-employer and defined
contribution plans                       7,250         5,110         4,649
__________________________________________________________________________
  Total pension cost                  $ 11,220      $  7,218      $  6,909
__________________________________________________________________________
__________________________________________________________________________

The Company participates in multi-employer plans, providing defined benefits for certain unionized employees, the cost of which totaled $3,285,000, $2,474,000 and $2,426,000, for 1994, 1993 and 1992, respectively.


The following tables sets forth the financial status and amounts recognized in the Company's Consolidated Statements of Financial Position at December 31, 1994 and 1993:



                                                         Assets Exceed           Accumulated Benefits
                                                     Accumulated Benefits            Exceed Assets
                                                     _____________________      ______________________
(In thousands)                                          1994          1993          1994          1993
______________________________________________________________________________________________________
Actuarial present value of benefit obligations:

  Vested                                            $130,826      $152,412      $ 12,751      $ 30,492

  Non-vested                                           6,696         3,881           823           995
______________________________________________________________________________________________________
Accumulated benefit obligation                       137,522       156,293        13,574        31,487

Effect of increase in compensation                    33,438        47,757         1,204         3,717
______________________________________________________________________________________________________
Projected benefit obligation                         170,960       204,050        14,778        35,204

Plan assets at fair value                            234,489       256,786         9,628        32,858
______________________________________________________________________________________________________
Plan assets in excess of (less than)
  projected benefit obligations                       63,529        52,736        (5,150)       (2,346)

Unrecognized prior service costs                      12,512        13,553         1,202         5,647

Unrecognized net loss (gain)                         (25,868)      (19,127)          589          (443)

Unrecognized net asset                               (24,926)      (29,367)         (192)       (3,225)

Minimum liability adjustment                               -             -        (1,106)       (1,142)
______________________________________________________________________________________________________
Prepaid pension asset (liability)                   $ 25,247      $ 17,795      $ (4,657)     $ (1,509)
______________________________________________________________________________________________________
______________________________________________________________________________________________________



Plan assets include equity and fixed-income securities. At December 31, 1994 and 1993, 366,320 Harsco common shares with a fair market value of $14,973,000 and $14,882,000, respectively are included in plan assets. Dividends paid on Harsco Common Stock amounted to $512,000 in 1994 and in 1993.

The actuarial assumptions used for the defined benefit pension plans, including foreign plans, are as follows:

                                            1994          1993          1992
____________________________________________________________________________
Weighted average assumed discount rates     7.5%          7.4%
6.9%

Weighted average expected long-term rate
  of return on plan assets                  8.6%          9.0%
9.2%

Rates of compensation increase              5.3%          5.3%
5.9%
____________________________________________________________________________

The change in the assumed discount rate in 1994 had the effect of decreasing the projected benefit obligation by $13,641,000. The changes in the assumed discount and compensation rates had the effect of decreasing the projected benefit obligation by $31,956,000 in 1993, and increasing the projected benefit obligation by $20,699,000 in 1992.

Postretirement Benefits:

Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106), for its domestic plans. In conjunction with the adoption of SFAS 106, the Company elected to immediately recognize the accumulated postretirement benefit obligations for current and future retirees, and recognized accrued postretirement benefit cost (transition obligation), in the amount of $7.2 million, ($.27 per share) net of a deferred income tax benefit of $4.3 million. Effective January 1, 1993, the Company adopted SFAS 106 for its foreign plans, the effect of which was immaterial.

The postretirement benefit expense (health care and life insurance) for 1994, 1993 and 1992 included the following components:



                                                   Health         Life
(In thousands)                                      Care        Insurance        Total
______________________________________________________________________________________
1994
  Service cost                                     $  46          $  52          $  98
  Interest cost                                      292            244            536
  Amortization (Gain)                               (154)           (29)          (183)
______________________________________________________________________________________
    Total postretirement benefit costs             $ 184          $ 267          $ 451
______________________________________________________________________________________
______________________________________________________________________________________

1993
  Service cost                                     $ 235         $  73           $ 308
  Interest cost                                      532           324             856
  Amortization (Gain)                               (319)            -            (319)
______________________________________________________________________________________
    Total postretirement benefit costs             $ 448         $ 397           $ 845
______________________________________________________________________________________
______________________________________________________________________________________

1992
  Service cost                                     $ 289         $  80           $ 369
  Interest cost                                      560           334             894
  Amortization (Gain)                                  -             -               -
______________________________________________________________________________________
    Total postretirement benefit costs             $ 849         $ 414         $ 1,263
______________________________________________________________________________________
______________________________________________________________________________________



The 1994 and 1993 postretirement benefit liability recorded in the Consolidated Balance Sheets included the following components:



(In thousands)                                  1994                                              1993
______________________________________________________________________________________________________________________
                               Health           Life                            Health            Life
                                Care            Ins.            Total            Care             Ins.           Total
______________________________________________________________________________________________________________________
Current retirees              $3,398          $2,765           $6,163          $3,786           $3,250         $ 7,036
Future retirees                  329             769            1,098           4,489            1,202           5,691
______________________________________________________________________________________________________________________
  Total                        3,727           3,534            7,261           8,275            4,452          12,727

Unrecognized gain                998             945            1,943             295              938           1,233
______________________________________________________________________________________________________________________
Accumulated postretirement
  benefit liability           $4,725          $4,479           $9,204          $8,570           $5,390         $13,960
______________________________________________________________________________________________________________________
______________________________________________________________________________________________________________________



The actuarial assumptions used for plans under SFAS 106 are as follows:

(In thousands)                            1994          1993          1992
_____________________________________________________________________________
Assumed discount rate                     7.5%          7.0%          7.2%
Health care cost trend rate              12.4%         13.0%         13.0%
Decreasing to ultimate rate               6.0%          6.0%          6.0%
Effect of one percent increase in
  health care cost trend rate:
    On cost components                    $ 25          $110          $127
    On accumulated benefit obligation     $364          $937          $645
_____________________________________________________________________________

It is anticipated that the health care cost trend rate will be achieved in 2004.

Savings Plans:

The Company has defined contribution savings plans designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and Section 401(k) of the Internal Revenue Code. The plans cover substantially all employees with the exception of any such employees represented by a collective bargaining agent, unless the collective bargaining agreement expressly provides otherwise. Employee contributions are generally determined as a percentage of covered employee's compensation received. The expense for contributions to the plans by the Company were $2,825,000, $4,213,000 and $3,744,000 for 1994, 1993 and 1992, respectively.


8.  Debt and Credit Agreements

The Company amended and restated its two committed credit facilities during the year with a group of banks to take advantage of favorable terms and pricing, to modify the facilities so that they are suitable for back-up to commercial paper borrowings and eliminate or modify numerous covenants. The first agreement, the 364-Day Facility, allows the Company to borrow up to $150 million, expires in June, 1995 and is subject to successive annual renewals thereafter. The second agreement, the 5-Year Facility, permits the Company to borrow up to $150 million and expires in June, 1999. Borrowings under both facilities may be denominated in either U.S. dollars, British pounds, French francs, Belgian francs, German marks or other currencies. Interest rates are either a negotiated rate, a rate based upon the U.S. federal funds interbank market, prime rate, or a rate based upon the London Interbank Offered Rate (LIBOR). The Company pays facility fees based upon the full amount of each facility that vary based upon its Moody's and Standard & Poor's credit ratings. At December 31, 1994, the 364-Day Facility fee was .08% per annum, while the 5-Year Facility fee was .125% per annum. At December 31, 1994, there were no borrowings outstanding under these facilities.

Also during the year, the Company instituted a commercial paper borrowing program under which it can issue up to $150 million of short-term notes in the U.S. commercial paper market. The commercial paper program is also supported by the two credit facilities. The Company limits the aggregate commercial paper and credit facility borrowings at any one time to a maximum $300 million. Interest rates are based upon market conditions, but are generally lower than comparable borrowings under the committed bank credit facilities. At December 31, 1994, the Company had outstanding $24.1 million in commercial paper. Commercial paper is classified as long-term debt because the Company has the ability and intent to refinance it on a long-term basis through existing long-term credit facilities.

Short-term debt consists of the following:

(In Thousands)                             1994            1993
_______________________________________________________________
Revolving Credit Facility             $       -       $  30,000

Overdraft facilities and other
  short-term borrowings                  14,236          21,884
_______________________________________________________________
                                      $  14,236       $  51,884
_______________________________________________________________
_______________________________________________________________

The weighted average interest rate for short-term borrowings at December 31, 1994 and 1993 was 7.6% and 4.9%, respectively.

Long-term debt consists of the following:


(In thousands)                                                  1994            1993
____________________________________________________________________________________
8.75% Notes due May 15, 1996                               $ 100,000       $ 100,000

6.0% Notes due September 15, 2003                            150,000         150,000

Commercial Paper Borrowings supported by
  bank credit facility with interest up to 6.2%               24,139               -

Eurocurrency Facility, varying short-term interest rates           -          68,792

Industrial Development Bonds, payable in varying
  amounts to 2004 with interest up to 8.25%                   10,750          10,890

Project financing and other, payable in varying
  amounts to 2003 with interest up to 17.74%                  66,859          46,812
____________________________________________________________________________________
                                                             351,748         376,494
Less current maturities                                       11,502          11,625
____________________________________________________________________________________
                                                           $ 340,246       $ 364,869
____________________________________________________________________________________
____________________________________________________________________________________



The committed bank credit facilities and certain notes payable agreements contain covenants restricting, among other things, the amount of issuance of new debt as defined. At December 31, 1994, the Company was in compliance with these covenants.

The maturities of long-term debt for the four years following December 31, 1995, are as follows:

(In thousands)
_____________________________________________________________
      1996    $  123,614               1998    $33,372
      1997    $    9,484               1999    $12,629

Cash payments for interest on all debt, net of capitalized interest, were $33,544,000, $15,165,000 and $20,465,000 in 1994, 1993 and 1992,
respectively.

The Company has on file with the Securities and Exchange Commission, a Form S-3 shelf registration for the possible issuance of up to an additional $200,000,000 of new debt securities, preferred stock or common stock.

9.  Leases

The Company leases certain property and equipment under noncancelable operating leases. Rent expense under all operating leases was $10.9 million, $10.7 million and $9.6 million in 1994, 1993 and 1992, respectively.

Future minimum lease payments under leases are as follows:

__________________________________________________
                                    Operating
(In Thousands)                       Leases
__________________________________________________
1995                                $  7,328
1996                                   6,234
1997                                   4,834
1998                                   3,376
1999                                   2,803
Later years                           17,958
__________________________________________________


10.  Commitments
     and Contingencies

Federal Excise Tax and Other Matters Related to the Five-ton Truck Contract:

Subsequent to the award of the five-ton truck contract in 1986, the Federal Excise Tax (FET) law, which was due to expire on October 1, 1988, was extended. The Company and its legal counsel consider that the excise tax required to be paid by the extension of the law constitutes an after-imposed tax and therefore is subject to recovery by a price adjustment. In January 1993, the Armed Services Board of Contract Appeals decided in favor of the Company's position, ruling that Harsco is entitled to a price adjustment to the contract to reimburse FET paid on vehicles that were to be delivered after October 1, 1988. The Government filed a motion requesting the Armed Services Board of Contract Appeals to reopen the proceedings to admit additional evidence or alternatively to reconsider its decision. On February 25, 1994, the Armed Services Board of Contract Appeals denied the Government's motions. In June 1994, the Government appealed these decisions to the Court of Appeals for the Federal Circuit, but voluntarily withdrew its appeal effective August 16, 1994. On February 23, 1995, the Government filed another motion to reopen the proceedings at the Armed Services Board of Contract Appeals to allow additional discovery or alternatively, to reconsider its decision. The Company will oppose this motion. The Government might also seek to overturn the decision in a separate legal action based upon the results of the continuing investigation described below.

As previously reported, the Company had already anticipated prevailing on its claims and recorded as an account receivable the amount of the FET it has paid on these vehicles of approximately $47 million, and the related claim arising from changes in shipment destinations of approximately $15 million. The January 1993 decision only rules upon the Company's claim for reimbursement of the taxes paid without establishing the specific amount of the reimbursement. Subject to the Company prevailing against any future Government motions or other legal challenges to the judgment, the government contracting officer will be required to determine the proper amount of the price adjustment consistent with the ruling. Under applicable law, interest also accrues on the amount owed. Although the January 1993 decision does not directly deal with the claim for $15 million on the related destination change issue, the Company believes that the ruling resolves the key factual issues in that claim in that claim in favor of Harsco as well. The Company continues to anticipate favorable resolution with respect to both claims. Final resolution of the issues in favor of the Company would not result in the recording of additional income other than any interest received, but would have a positive cash flow effect. To the extent that any portion of the FET and related claims is not recovered, additional losses on the contract will have to be recognized which could have a material effect on quarterly or annual operating results.

The Commercial Litigation Branch of the Department of Justice is continuing to conduct an investigation with respect to the facts underlying the Company's claim for reimbursement of Federal Excise Tax payments and its related claim regarding destination changes. In addition, the investigation is examining the way the Company charged the Army for sales of certain cargo truck models for which the Company did not pay Federal Excise Tax based upon an exemption in the law. If the Government files a civil action against the Company as a result of the civil investigation, it may seek various remedies including forfeiture by the Company of its claims for reimbursement of FET and related claims, treble damages, and civil penalties.

In a related matter, the Internal Revenue Service is reviewing Harsco's position that certain cargo truck models are not taxable due to a provision in the tax law that exempts trucks having a gross vehicle weight of 33,000 pounds or less, and has tentatively concluded that they appear to be taxable. If the Internal Revenue Service asserts that tax is due on these vehicles, the total claim could be $39 million plus interest and penalty, if any. The Company plans to vigorously contest any such tax deficiency. Although there is risk of an adverse outcome, the Company and its counsel believe that these trucks are not taxable. Even if they are held to be taxable, the Company and its counsel believe the Government would be obligated to reimburse the Company for the majority of the tax, because it would constitute an after-imposed tax that would be subject to the ruling of the Armed Services Board of Contract Appeals discussed above, resulting in a net maximum liability for Harsco of $16 million plus interest and penalty, if any.

The Company had filed other nonFET claims relating to the five-ton truck contract totalling in excess of $55 million plus interest, with respect to contract changes, inadequate technical data package, and delays and disruptions. On August 26, 1994, the Company and the Government signed a modification to the five-ton truck contract resolving all outstanding contractual matters concerning that agreement with certain limited exceptions including FET related matters. The contract modification includes resolution of the Company's claims described in earlier Company filings for contract changes, inadequate technical data package, and delays and disruptions. The modification provides for an increase of $12.5 million in the contract price and payment has been received. The price increase yielded net revenue to the Company of approximately $12.0 million after related excise tax and other associated costs, which is included in other revenues in the Consolidated Statements of Income.

M9 Armored Combat Earthmover Claim:

The Company and its legal counsel are of the opinion that the U.S. Government did not exercise option three under the M9 Armored Combat Earthmover (ACE) contract in a timely manner, with the result that the unit price for options three, four and five are subject to renegotiation. Claims reflecting the Company's position have been filed with respect to all options purported to be exercised, totalling in excess of $60 million plus interest. No recognition has been given in the accompanying financial statements for any recovery on these claims. The Company is awaiting a decision on its Motion for Summary Judgment relating to the late option exercise that is now pending before the Armed Services Board of Contract Appeals.

In addition, the Company negotiated a settlement with the U. S. Government of a smaller outstanding claim concerning this contract which provides for payment of $3.8 million by the U.S. Government to Harsco. The Company recognized such amount as other revenue in the Consolidated Statements of Income in the first quarter of 1994 and payment has been received.

Government Furnished Equipment Overcharge Claim:

The Company filed a claim in the Armed Services Board of Contract Appeals asserting that the United States Government has overcharged Harsco in the sale of government-furnished equipment on various contracts, all of which have been completed. In December 1994, the Government and the Company agreed to a settlement of the Company's claim on those contracts and several other disputed contracts not included in the litigation. Under the terms of the settlement, the Government agreed to pay the Company approximately $20,400,000. This amount has been included in other revenues in the Consolidated Statements of Income. Each party releases the other from all liability relating to the completed contracts, including the Government's previous claim for a payment from the Company of approximately $2,200,000. Payment was received in the first quarter of 1995.

Other Litigation:

On March 13, 1992, the U.S. Government filed a counterclaim against the Company in a civil suit alleging violations of the False Claims Act and breach of a contract to supply M109A2 Self-Propelled Howitzers. The counterclaim was filed in the United States Claims Court along with the Government's answer to the Company's claim of approximately $5 million against the Government for costs incurred on this contract relating to the same issue. The Government claims breach of contract damages of $7.3 million and in addition seeks treble that amount under the False Claims Act plus unquantified civil penalties which the Company estimates to be approximately $3.3 million. The Company and its counsel believe it is unlikely that resolution of these claims will have a material adverse effect on the Company's financial position, however, it could have a material effect on quarterly or annual results of operations.

Iran's Ministry of Defense initiated arbitration procedures against the Company in 1991 under the rules of the International Chamber of Commerce for damages allegedly resulting from breach of various contracts executed by the Company and the Ministry of Defense between 1970 and 1978. The contracts were terminated in 1978 and 1979 during the period of civil unrest in Iran that preceded the Iranian revolution. Iran has asserted a claim under one contract for repayment of a $7.5 million advance payment it made to the Company, plus interest at 12% through June 27, 1991 in the amount of $25.3 million. Iran has also asserted a claim for damages under other contracts for $76.3 million. The Company intends to assert various defenses and also has filed counterclaims against Iran for damages in excess of $7.5 million which it sustained as a result of Iran's breach of contract, plus interest. The Company's management and its counsel believe it is unlikely that resolution of these claims will have a material adverse effect on the Company's financial position or results of operations.

In 1992, the United States Government through its Defense Contract Audit Agency commenced an audit of certain contracts for sale of tracked vehicles by the Company to foreign governments, which were financed by the United States Government through the Defense Security Assistance Agency. The Company cooperated with the audit and responded to a number of issues raised by the audit. In September 1994, the Company received a subpoena issued by the Department of Defense Inspector General seeking various documents relating to sale contracts between the Company and foreign governments which were funded by the Defense Security Assistance Agency. The Company is continuing to cooperate and is responding to the subpoena. Although the Government has not clearly identified to the Company the focus of its investigation, based on discussions with the agent in charge, it appears that it focuses on whether the Company received progress payments in advance of the schedule permitted by the Defense Security Assistance Agency regulations and Company certifications. The Company's management and its counsel believe it is unlikely that this issue will have a material adverse effect on the Company's financial position or results of operations.

In June 1994, the shareholder of the Ferrari Group, a Belgium holding company involved in steel mill services and other activities, filed a legal action in Belgium against Heckett MultiServ, S.A. and S.E.A.E., subsidiaries of MultiServ International N.V. (a subsidiary of Harsco Corporation). The action alleges that these two subsidiaries breached contracts arising from letters of intent signed in 1992 and 1993 concerning the possible acquisition of the Ferrari Group, claiming that the subsidiaries were obligated to proceed with the acquisition and failed to do so. The action seeks damages of 504 million Belgian Francs (approximately U.S. $16 million). The Company intends to vigorously defend against the action and believes that based on conditions contained in the letters of intent and other defenses it will prevail. The Company and its counsel believe that is unlikely that these claims will have a material adverse effect on the Company's financial position or results of operations.

On August 29, 1994, the Company filed a legal action in the United States District Court for the Southern District of New York against certain former shareholders of MultiServ International N.V. seeking recovery of damages arising from misrepresentations which the Company claims were made to it in connection with its purchase of the MultiServ International N.V. stock on August 31, 1993. The Complaint seeks damages in an amount to be determined.

Environmental:

The Company is involved in a number of environmental remediation investigations and clean-ups and, along with other companies, has been identified as a "potentially responsible party" for certain waste disposal sites. While each of these matters is subject to various uncertainties, it is probable that the Company will agree to make payments toward funding certain of these activities and it is possible that some of these matters will be decided unfavorably to the Company. The Company has evaluated its potential liability, and its financial exposure is dependent upon such factors as the continuing evolution of environmental laws and regulatory requirements, the availability and application of technology, the allocation of cost among potentially responsible parties, the years of remedial activity required and the remediation methods selected. The Consolidated Balance Sheets at December 31, 1994 and 1993, include an accrual of $6.2 million and $10.1 million, respectively, for environmental matters. The amounts charged to earnings on a pre-tax basis related to environmental matters totaled $1.2 million, $3.2 million and $3.5 million for 1994, 1993 and 1992, respectively.

The liability for future remediation costs is evaluated on a quarterly basis. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, the Company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse effect on its financial position or results of operations.

Other:

The Company is subject to various other claims, legal proceedings and investigations covering a wide range of matters that arose in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or by accruals, and if not so covered, are without merit or are of such kind, or involve such amounts, as would not have a material adverse effect on the financial position or results of operations of the Company.

11.  Income Taxes

Income before taxes, minority interest, and cumulative effect of accounting changes in the Consolidated Statements of Income consist of:



(In thousands)                                    1994            1993            1992
______________________________________________________________________________________
Income before income taxes:
  Domestic                                   $ 129,225       $ 126,521       $ 120,179
  Foreign                                       19,615          10,732          20,327
______________________________________________________________________________________
                                             $ 148,840       $ 137,253       $ 140,506
______________________________________________________________________________________
______________________________________________________________________________________

Provision for income taxes:
  Currently payable:
  Federal                                    $  37,193       $  38,053       $  34,607
  Foreign                                       12,271           8,882           6,906
  State                                          6,697           7,395           6,527
______________________________________________________________________________________
                                                56,161          54,330          48,040
  Deferred federal and state                     3,503           4,195              27
  Deferred foreign                                (128)         (2,190)            993
______________________________________________________________________________________
                                             $  59,536       $  56,335       $  49,060
______________________________________________________________________________________
______________________________________________________________________________________



Cash payments for income taxes were $49,151,000, $55,431,000 and $50,526,000, for 1994, 1993 and 1992, respectively.

The following is a reconciliation of the normal expected statutory U.S. federal income tax rate to the effective rate as a percentage of income before provision for income taxes, minority interest, and cumulative effect on accounting changes as reported in the financial statements:



                                                  1994            1993            1992
______________________________________________________________________________________

U.S. federal income tax rate                     35.0%           35.0%           34.0%

State income taxes, net of federal
  income tax benefit                              3.2             3.9             3.0

Export sales corporation benefit                 (1.1)           (1.0)           (1.2)

Foreign losses for which no tax benefit
  was recorded                                    2.4             2.1              .5

Difference in effective tax rates on
  foreign earnings and remittances               (1.4)            (.5)           (2.3)

Nondeductible acquisition costs                   2.0             1.0              .5

Other, net                                        (.1)             .5              .4
______________________________________________________________________________________
Effective income tax rate                        40.0%           41.0%           34.9%
______________________________________________________________________________________
______________________________________________________________________________________



Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). The cumulative effect of this change in accounting principle increased net income in the first quarter of 1993 by $6,802,000, or $.27 per share. Prior years' financial statements have not been restated.

The tax effects of the primary temporary differences giving rise to the Company's deferred tax assets and liabilities for the years ended December 31, 1994 and 1993 are as follows:



(In thousands)                                         1994                               1993
__________________________________________________________________________________________________________
Deferred Income Taxes                          Asset         Liability             Asset         Liability
__________________________________________________________________________________________________________
Depreciation                                $      -          $ 38,301          $      -          $ 50,111
Expense accruals                              35,027                 -            39,413                 -
Inventories                                    5,710                 -             5,110                 -
Provision for receivables                          -            30,863                 -            22,144
Postretirement benefits                        3,564                 -             5,637                 -
Deferred revenue                                   -             1,330                 -             7,384
Unrelieved foreign tax losses                 20,767                 -            19,714                 -
Unrealized translation adjustments             6,229                 -             6,247                 -
Pensions                                           -             7,461                 -             6,502
Investment in United Defense, L.P.             3,783                 -                 -                 -
Other                                              -             2,152               578                 -
__________________________________________________________________________________________________________
  Subtotal                                    75,080            80,107            76,699            86,141
Valuation allowance                          (23,215)                -           (25,251)                -
__________________________________________________________________________________________________________
Total Deferred Income Taxes                 $ 51,865          $ 80,107          $ 51,448          $ 86,141
__________________________________________________________________________________________________________
__________________________________________________________________________________________________________



At December 31, 1994, certain of the Company's foreign subsidiaries had total available net operating loss carryforwards (NOL's) of approximately $54,000,000 of which approximately $11,800,000 will expire by 1998, $9,400,000 will expire by 1999 and the balance may be carried forward indefinitely. Included in the total are $27,900,000 of preacquisition NOL's relating to the MultiServ acquisition.

During 1994 and 1993, $13,500,000 and $8,500,000, respectively, of the
MultiServ preacquisition NOLs were utilized by the Company resulting in tax benefits of $3,774,000 and $2,764,000, respectively, which were allocated to reduce goodwill related to the acquisition.

The valuation allowance of $23,215,000 relates principally to cumulative unrelieved foreign tax losses and unrealized translation adjustments which are uncertain as to realizability at December 31, 1994. To the extent that the preacquisition NOLs, are utilized in the future and the associated valuation allowance reduced, the tax benefit thereof will be allocated to reduce goodwill related to the acquisition.

The decrease in valuation allowance for 1994 results primarily from the utilization of foreign tax loss carryforwards and the release of valuation allowances in certain foreign jurisdictions based on the Company's reevaluation of the realizability of future benefits resulting from tax planning strategies implemented in 1994. The release of valuation allowances in those foreign jurisdictions was allocated to further reduce goodwill related to the acquisition by $3,367,000.

Overall, the net change in the valuation allowance relates to a decrease from the utilization of preacquisition NOL's, net of increases applicable to the creation of NOL's in 1994 and the effect of foreign currency translation adjustments.


12.  Capital Stock

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

In January 1992, the Board of Directors authorized the purchase, over a two-year period, of up to 4,000,000 shares of its common stock in unsolicited open market or privately negotiated transactions at prevailing market prices. Through December 31, 1993, 2,064,555 shares of common stock had been purchased under this plan at an aggregate cost of $73,862,000. In 1994, there were no stock purchases under a one year authorization of the Board of Directors. In January 1995, the Board of Directors authorized the purchase, over a one year period, of up to 500,000 shares of its common stock.

                                        Common Stock Summary
__________________________________________________________________________
                            Shares            Treasury            Shares
Balances                   Issued              Shares          Outstanding
__________________________________________________________________________
December 31, 1991        31,576,817          5,341,200          26,235,617

December 31, 1992        31,925,423          6,545,864          25,379,559

December 31, 1993        32,114,499          7,146,698          24,967,801

December 31, 1994        32,343,553          7,161,303          25,182,250
__________________________________________________________________________


13.  Stock Options

The Company has granted stock options to officers, directors and key employees for the purchase of its common stock under two shareholder approved plans, one of which expired in 1985. In April 1993, stockholders approved an increase in the number of shares that may be issued under the plan from 1,500,000 to 2,500,000. At December 31, 1994 and 1993, 1,016,284
and 1,204,560 shares, respectively, were available for granting of incentive stock options, nonqualified stock options or stock appreciation rights. Options are granted at fair market value at date of grant and become exercisable commencing one year later.

At December 31, 1994, options to purchase 298,246 shares were exercisable. Changes during 1994 and 1993 in options outstanding were as follows:

                                        Shares Under       Option Price
                                           Option         Range per Share
___________________________________________________________________________
Outstanding, January 1, 1993              687,204        $15.75  to  $35.44

Granted                                   220,680         40.94  to   41.56
Exercised                                (189,076)        23.44  to   32.13
Terminated and expired                     (4,390)              41.56
___________________________________________________________________________
Outstanding, December 31, 1993            714,418         15.75  to   41.56

Granted                                   232,480         42.00  to   43.25
Exercised                                (229,054)        15.75  to   41.56
Terminated and expired                    (44,204)        41.56  to   43.25
___________________________________________________________________________
Outstanding, December 31, 1994            673,640         23.44  to   43.25
___________________________________________________________________________
___________________________________________________________________________

During 1994 and 1993, the Company had non-cash transactions related to stock option exercises of $677,000 and $1,333,000, respectively, whereby old shares are exchanged for new shares.


14.  Financial Instruments

Off-Balance Sheet Risk:

As collateral for performance and advances on long-term contracts and to ceding insurers, the Company is contingently liable under standby letters of credit and bonds in the amount of $64.7 million and $220.1 million at December 31, 1994 and 1993, respectively. These standby letters of credit and bonds are generally in force from one to three years for which the Company pays fees to various banks and insurance companies that generally range from .25 to 1 percent per annum of their face value. If the Company were required to obtain replacement standby letters of credit and bonds as of December 31, 1994 for those currently outstanding, it is the Company's opinion that the replacement costs for such standby letters of credit and bonds would not significantly vary from the present fee structure.

At December 31, 1994 and 1993, the Company had $40.6 million and $35.4 million, respectively, of forward foreign currency exchange contracts outstanding. These contracts are part of a worldwide program to minimize foreign currency exchange operating income and balance sheet exposure. The unsecured contracts generally mature within 12 months and are principally with banks. The Company is exposed to credit loss in the event of non-performance by the other parties to the contracts. The Company evaluates the creditworthiness of the counterparties' financial condition and does not expect default by the counterparties.

Foreign Exchange Risk Management:

Foreign currency exchange contracts are generally used to hedge commitments, such as foreign currency debt, the purchase of equipment, and foreign currency cash flows for certain anticipated export sales transactions.
Also, as discussed in Note 1, the Company enters into foreign exchange contracts that are used to exchange the proceeds from U.S. commercial paper borrowings into foreign currency, and simultaneously enters into a forward foreign exchange contract to exchange such foreign currency back into U.S. dollars at the maturity date of the U.S. commercial paper borrowings. These forward foreign exchange contracts allow the Company to finance certain foreign operations at effective interest rates that are generally lower than in the foreign country. These forward contracts do not qualify as hedges for financial reporting purposes.

The table below summarizes by currency the contractual amounts of the Company's forward exchange contracts in U.S. dollars as of December 31, 1994. The "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, and the "buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies.




                                             $ U.S.                           Recognized        Unrealized
(In Thousands)             Type           Equivalent          Maturity        Gain (Loss)       Gain (Loss)
__________________________________________________________________________________________________________
Forward exchange contracts:

Belgian francs             Sell            $19,120            1-12-95            $(290)                  -

French francs              Sell             11,740            1-12-95             (187)                  -

French francs              Buy               6,980            1-12-95              132                   -

German marks               Buy               2,606            Various                -                $244
                                                              to 1998

Finnish markka             Buy                 158            9-1-95                 -                   4
__________________________________________________________________________________________________________
                                           $40,604                               $(345)               $248
__________________________________________________________________________________________________________
__________________________________________________________________________________________________________




At December 31, 1994 the Company had forward exchange contracts for Belgian and French francs to exchange those currencies to U.S. dollars at the time of maturity of the commercial paper debt. Also, the Company had a forward exchange contract for U.S. dollars to settle the French francs forward exchange contract. These forward contracts do not qualify as hedges for financial reporting purposes; therefore, gains and losses on these contracts are included in income. At December 31, 1994, the Company had gains of $132,000 and losses of $477,000 on these contracts. The Company also had forward exchange contracts in Finnish markka and German marks which were used to hedge a product cost transaction. The counterparties of these agreements are major financial institutions; therefore, management believes the risk of incurring losses related to these contracts is remote.

The table below summarizes by major currency the contractual amounts of the Company's forward exchange contracts in U.S. dollars as of December 31, 1993.



                                             $ U.S.                           Recognized        Unrealized
(In Thousands)             Type           Equivalent          Maturity        Gain (Loss)       Gain (Loss)
__________________________________________________________________________________________________________
Forward exchange contracts:

Swedish kroner             Sell            $10,000            3-21-94                 -           $ (144)

Belgian francs             Sell             25,000            1-31-94                 -              291

Italian lire               Buy                  60            9-1-94                  -               (2)

Italian lire               Buy                 363            8-1-94                  -              (16)
__________________________________________________________________________________________________________
                                           $35,423                                    -           $  129
__________________________________________________________________________________________________________
__________________________________________________________________________________________________________


At the end of 1993, the Company had forward exchange contracts in Swedish kroner, Belgian francs and Italian lire. The Swedish kroner and Belgian francs forward exchange contracts were used to hedge a foreign currency debt. The Italian lire forward exchange contracts were used to hedge a product cost transaction.

Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, investments and accounts receivable. The Company places its temporary cash investments ($28.6 million at December 31, 1994 and $49.3 million at December 31, 1993) and investments ($49.2 million at December 31, 1994 and $61.1 million at December 31, 1993) with high quality institutions and, by policy, limits the amount of credit exposure to any one institution. Except for U.S. and foreign government agencies, concentrations of credit risk with respect to accounts receivable are limited, due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies. The Company generally does not require collateral or other security to support customer receivables.

Fair Value of Financial Instruments:

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

Cash and cash equivalents
The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

Investments
The fair values of investments are estimated based on quoted market prices for those or similar investments.

Long-term debt
The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

Foreign currency exchange contracts
The fair value of foreign currency exchange contracts are estimated by obtaining quotes from brokers.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1994 and 1993:



(In thousands)                                       1994                                   1993
__________________________________________________________________________________________________________
                                        Carrying               Fair           Carrying                Fair
                                          Amount              Value             Amount               Value
__________________________________________________________________________________________________________
Cash and cash equivalents               $ 43,550            $ 43,55            $ 58,74            $ 58,740

Investments:
  Marketable equity securities                 -                  -              1,750               7,766
  Marketable debt securities              49,240             47,469             59,329              59,507

Long-term debt                           351,748            329,580            376,494             379,415
Foreign currency exchange contracts       40,604             41,558             35,423              35,066
__________________________________________________________________________________________________________



15.  Facilities Discontinuance and Reorganization Costs


In 1994, the Company recorded a net charge of $17.1 million on the Consolidated Statements of Income primarily for the asset impairment of the school bus business assets, costs associated with the military truck contract close-out and the discontinuance and rationalization of administrative facilities at several foreign metal reclamation and mill service locations.

During the second and third quarters of 1994, the Company recognized a total charge of $5.7 million relating to the discontinuance and rationalization of administrative facilities in the Metal Reclamation and Mill Services Group. This charge was principally composed of termination costs and lease costs. The Company also recognized a $4.7 million charge in the third quarter for costs associated with closing-out the military truck contract.

In November 1994, the Board of Directors authorized the Company to exit from the school bus business. In the fourth quarter of 1994, the Company recognized an asset impairment charge of $8.0 million for the write-down of the bus business assets to their net realizable value. The Company expects to recognize certain exit costs, termination costs as well as operating losses in 1995 until operations are completed.


16.  Information by Industry Group and Geographic Area

During 1994, new Operating Groups were formed by the Company due to:   (1) the
fact that the Company is no longer directly involved in the Defense business because of the formation of United Defense, L.P., effective January 1, 1994, in which the Company contributed its military tracked vehicle business and has an equity interest of 40%, and the completion of the five-ton contract with the U.S. Government and related conversion to a school bus business in 1993; and (2) because of the acquisition of MultiServ International, N.V. which substantially increased the Company's presence in metal reclamation and mill services. This significant strategic refocusing of the Company necessitated the new Group structure. Except for Defense, because it is no longer a Group, the Company restated all the operating groups for the periods presented.

Financial information by Industry Group and geographic area for the years 1994, 1993 and 1992 is presented below:


INDUSTRY GROUP
(In millions)                                                 1994            1993            1992
__________________________________________________________________________________________________
Net Sales to Unaffiliated Customers
  Metal Reclamation and Mill Services                     $  523.4        $  268.1        $  165.1
  Infrastructure, Construction and Transportation            391.5           306.3           303.8
  Process Industry Products                                  442.8           385.8           382.5
__________________________________________________________________________________________________
                                                           1,357.7           960.2           851.4
  Defense <F2>                                                   -           462.1           773.5
__________________________________________________________________________________________________
    Total                                                 $1,357.7        $1,422.3        $1,624.9
__________________________________________________________________________________________________
__________________________________________________________________________________________________
Pre-Tax Income
  Group Operating Profit
    Metal Reclamation and Mill Services <F1>              $   43.5        $   28.8        $   30.8
    Infrastructure, Construction and Transportation           11.3            17.9            20.2
    Process Industry Products                                 42.0            33.2            27.8
__________________________________________________________________________________________________
                                                              96.8            79.9            78.8
    Defense <F2>                                                 -            67.0            83.8
__________________________________________________________________________________________________
                                                              96.8           146.9           162.6
Facilities discontinuance and reorganization costs <F3)      (17.4)           (1.5)             .2
__________________________________________________________________________________________________
      Total Group Operating Profit                            79.4           145.4           162.8
  Equity in income of unconsolidated entities <F4>            64.1             2.4             3.6
  Gain on sale of investments                                  6.0            17.6               -
  Claim settlements                                           36.2               -               -
  Interest expense                                           (34.0)          (20.0)          (18.9)
  Unallocated expense                                         (2.9)           (8.1)           (7.0)
__________________________________________________________________________________________________
      Pre-tax income                                      $  148.8        $  137.3        $  140.5
__________________________________________________________________________________________________
__________________________________________________________________________________________________

Identifiable Assets
  Metal Reclamation and Mill Services                     $  658.9        $  638.2        $  118.9
  Infrastructure, Construction and Transportation            278.7           190.9           182.8
  Process Industry Products                                  186.4           170.7           160.0
__________________________________________________________________________________________________
                                                           1,124.0           999.8           461.7
  Defense                                                        -           265.0           353.4
__________________________________________________________________________________________________
                                                           1,124.0         1,264.8           815.1
  Corporate                                                  158.3           156.9           170.9
  Investments in unconsolidated companies                     32.3             5.9             5.2
__________________________________________________________________________________________________
    Total assets                                          $1,314.6        $1,427.6        $  991.2
__________________________________________________________________________________________________
__________________________________________________________________________________________________

Depreciation
  Metal Reclamation and Mill Services                     $   63.1        $   32.1        $   18.6
  Infrastructure, Construction and Transportation             17.7            16.9            16.8
  Process Industry Products                                    8.6             8.6             9.2
__________________________________________________________________________________________________
                                                              89.4            57.6            44.6
  Defense                                                        -            11.3            11.7
  Corporate                                                     .8              .7              .8
__________________________________________________________________________________________________
      Total depreciation                                  $   90.2        $   69.6        $   57.1
__________________________________________________________________________________________________
__________________________________________________________________________________________________

Capital Expenditures <F5>
  Metal Reclamation and Mill Services                     $   61.6        $   51.7        $   19.9
  Infrastructure, Construction and Transportation             18.1            10.8             9.0
  Process Industry Products                                   10.9            10.8             8.3
__________________________________________________________________________________________________
                                                              90.6            73.3            37.2
  Defense                                                        -             9.2             5.4
  Corporate                                                     .3              .9              .1
__________________________________________________________________________________________________
      Total capital expenditures                           $  90.9         $  83.4         $  42.7
__________________________________________________________________________________________________
__________________________________________________________________________________________________

<F1>  Includes $6.0 million foreign currency translation loss due to the maxi devaluation of Mexican peso incurred in December,
1994.

<F2>  Effective January 1, 1994, Defense is no longer designated as a separate Group.  This is due to the formation of the joint venture, United Defense, L.P., in which Harsco has a 40% ownership, and the suspension of the five-ton truck production at midyear in 1993.  Truck activity in 1994 is reflected under the Infrastructure, Construction and Transportation Group.

<F3>  The year ended December 31, 1994, includes $5.7 million for discontinuance and rationalization of administrative facilities and termination costs related to Metal Reclamation and Mill Services Group, and a provision of $4.7 million relating to the net realizable value of the investment in the five-ton truck business and future anticipated costs associated with contract close-out and related issues and a provision for asset impairment of the school bus business of $8.0 million under the Infrastructure,
Construction and Transportation Group.

<F4>  Includes equity in income of United Defense, L.P. of $61.9 million for the year ended December 31, 1994.

<F5>  Excludes property, plant and equipment from acquired companies of $202.2 million in 1993 of which $197.1 million related to
Metal Reclamation and Mill Services, $4.0 million to Infrastructure, Construction and Transportation and $1.1 million to Defense, and in 1992, $16.5 million related to Infrastructure, Construction and Transportation.




Identifiable assets are those assets used in each Group. Corporate assets include cash, investments, prepaid pension costs and deferred taxes. There are no significant intergroup sales.



GEOGRAPHIC AREA

(In millions)                                                 1994            1993            1992
__________________________________________________________________________________________________
Net Sales to Unaffiliated Customers
  United States                                         $    863.3      $  1,181.0      $  1,468.1
  Europe                                                     308.9           140.9            92.3
  All Other                                                  185.5           100.4            64.5
__________________________________________________________________________________________________
    Total                                               $  1,357.7      $  1,422.3      $  1,624.9
__________________________________________________________________________________________________
__________________________________________________________________________________________________

Geographic Operating Profit
  United States                                         $     57.1      $    133.1      $    146.3
  Europe                                                       4.9             7.7            13.3
  All Other                                                   17.4             4.6             3.2
__________________________________________________________________________________________________
    Total                                               $     79.4      $    145.4      $    162.8
__________________________________________________________________________________________________
__________________________________________________________________________________________________

Identifiable Assets
  United States                                         $     543.9     $    655.8      $    708.8
  Europe                                                      392.9          376.6            61.5
  All Other                                                   187.2          232.4            44.8
__________________________________________________________________________________________________
    Total                                               $   1,124.0     $  1,264.8      $    815.1
__________________________________________________________________________________________________
__________________________________________________________________________________________________

Export Sales and Major Customer Information:

<F1>Export sales from the United States
  Asia                                                  $      22.3     $    242.3      $    467.8
  Africa                                                        2.0           56.3             3.4
  North America (Excluding USA)                                60.1           32.4            25.9
  All Others                                                   10.7           12.5            88.3
__________________________________________________________________________________________________
    Total                                               $      95.1     $    343.5      $    585.4
__________________________________________________________________________________________________
__________________________________________________________________________________________________

<F1>Sales to U.S. Government agencies,
    principally by Defense Group in 1993 and 1992       $       1.1     $    303.3      $    563.6
__________________________________________________________________________________________________
__________________________________________________________________________________________________

Foreign Military Sales through U.S. Government Agencies
  Asia                                                  $       0.1     $     88.7      $    274.1
  Africa                                                          -           49.0             2.5
  North America (Excluding USA)                                   -            0.2               -
  All Others                                                      -              -             2.7
__________________________________________________________________________________________________
    Total                                                       0.1     $    137.9      $    279.3
__________________________________________________________________________________________________
__________________________________________________________________________________________________

<F1>  Includes Foreign Military Sales through U.S. Government agencies.



REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders of Harsco Corporation:

We have audited the accompanying consolidated balance sheets of Harsco Corporation and Subsidiary Companies as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in the first two paragraphs of Note 10 to the consolidated financial statements, the Company is involved in disputes relating to the "after-imposed" Federal Excise Tax and related claims.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harsco Corporation and Subsidiary Companies as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

In addition to the matters referred to in the third paragraph above, as discussed in Note 10 to the consolidated financial statements, the Company is involved in various disputes regarding Federal Excise Tax and other contract matters primarily relating to the five-ton truck contract. Also, the Company has filed or is in the process of filing various claims relating to certain contracts. The ultimate outcome of these additional matters cannot presently be determined. Accordingly, no provision for such potential additional losses or recognition of possible recovery from such claims has been reflected in the accompanying financial statements.

As discussed in Notes 1, 7 and 11 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993, and its method of accounting for postretirement benefits other than pensions in 1992.


Philadelphia, Pennsylvania
February 7, 1995, except as
to the first paragraph of Note 10,
for which the date is February 23, 1995




MANAGEMENT'S DISCUSSION
OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Financial Condition

Cash provided by operating activities was $161.4 million for the year 1994, reflecting, among other things, a $71.8 million distribution of earnings from unconsolidated entities, principally United Defense, L.P., a $34.3 million increase in accounts receivable and a $14.2 million increase in accounts payable. As previously reported, included in receivables is $62.4 million for amounts expended, or income not received, related to the Federal Excise Tax (FET) and related claims for the completed five-ton truck contract. Final resolution of the FET and related claims in favor of the Company would not result in the recording of additional income other than any interest received, but would have a positive cash flow effect. To the extent that any portion of the FET and related claims is not recovered, additional losses on the contract will have to be recognized, but there would be little impact on cash outflows.

Cash flows from investing activities included capital expenditures of $90.9 million and $7.6 million of proceeds from the sale of the remaining shares of an investment in a marketable equity security. Investment activity also included the cash contribution of $5.2 million for a portion of the initial capitalization of United Defense, L.P. and $8.2 million proceeds from the sale of property, plant and equipment. Cash flows from financing activities included a net decrease in long-term debt of $41.2 million, a $35.3 million reduction in short-term debt, and $35.1 million of cash dividends paid on common stock. Cash and cash equivalents decreased $15.2 million to $43.6 million at December 31, 1994.

In conjunction with the formation of United Defense, L.P., in which Harsco holds a 40% equity interest, the Company contributed to the Partnership net assets of $29.6 million, which included $5.2 million in cash. During the first 12 months of the Partnership, the Company received a $70.1 million in cash distributions. The Partnership agreement stipulates, among other things, that cash distributions of earnings will be made at certain minimum amounts of income in the quarter subsequent to the quarter in which income is earned. However, special distributions, as allowed by the agreement, were received during June and December 1994, due to strong cash flows of the Partnership.

Other matters which could significantly affect cash flows in the future are discussed in the 1994 Annual Report to Shareholders under Note 10, "Commitments and Contingencies." During the first quarter, the Company negotiated a settlement with the U. S. Government on a small portion of the outstanding issues concerning the M9 Armored Combat Earthmover (ACE) contract referred to in Note 10. Under this settlement, the Government paid the Company $3.8 million. The Company's claim in excess of $60 million against the Government on this contract for untimely exercise of contract options has not yet been resolved. During the third quarter, the Company reached a negotiated settlement with the U.S. Government concerning contract changes, inadequate technical data package, and delays and disruptions related to the five-ton truck contract and was paid a gross amount of $12.5 million. This settlement resolves all outstanding contractual matters concerning the five-ton truck agreement with certain limited exceptions, which include Federal Excise Tax related matters. During the fourth quarter of 1994, the Company reached an agreement with the U.S. Government concerning Harsco being overcharged by the U.S. Government in the sale of government furnished equipment on various contracts. Under the terms of the settlement, the Government will pay the Company approximately $20.4 million in the first quarter of 1995.

Harsco continues to maintain a good financial position, with net working capital of $254.3 million, up from the $182.8 million at December 31, 1993, principally due to the conversion of $30.2 million of short-term debt to long-term debt and the contribution of certain current assets and liabilities to the formation of United Defense, L.P. Current assets amounted to $536.7 million, and current liabilities were $282.4 million, resulting in a current ratio of 1.9 to 1, higher than the 1.4 to 1 at year-end 1993. With total debt at $366.0 million and equity at $581.2 million at December 31, 1994, total debt as a percent of capital was 38.6%, which is lower than the 45.0% at December 31, 1993.

The stock price range during 1994 was $46 3/8 - 38 3/8. Harsco's book value per share at December 31, 1994, was $23.08, compared with $20.95 at year-end 1993. The Company's return on equity for 1994 was 15.7%, compared with 17.3% for 1993. The return on assets was 13.5%, compared with the 13.4% for 1993.

The Company has available through a syndicate of banks a $150 million, 364-day revolving line of credit and a $150 million, multi-currency five-year term line of credit. During the second quarter, the Company amended and restated its two committed credit facilities, to extend maturity, update pricing for favorable bank market dynamics, eliminate and/or modify certain covenants, make certain technical adjustments to the documents and allow more flexibility to borrow in additional currencies and provide back-up for a commercial paper program, which the Company implemented during the fourth quarter, in lieu of borrowing from the bank lines of credit. As of December 31, 1994, no balances were outstanding under the syndicated credit facilities, $24.1 million was outstanding under the commercial paper program. Harsco's outstanding notes are rated A by Standard & Poor's and Baa1 by Moody's. Harsco's commercial paper is rated A-1 by Standard & Poor's, F-1 by Fitch Investors Service and P-2 by Moody's. The Company, also has on file with the Securities and Exchange Commission, a Form S-3 shelf registration for the possible issuance of up to an additional $200 million of new debt securities, preferred stock or common stock.

As indicated by the above, the Company's financial position and debt capacity should enable it to meet its current and future requirements. As additional resources are needed, Harsco should be able to obtain funds at competitive costs.




RESULTS OF OPERATIONS
1994 Compared with 1993


Revenues for 1994 were $1.47 billion, up slightly from last year. The increase was due principally to higher sales for all three operating groups which were well ahead of the prior year. Total revenues increased despite a substantial absence from sales of military vehicles in 1994.

Sales increased in 1994 for our three operating groups, due to acquisitions in 1993, principally MultiServ International, N.V., as of August 31, 1993, and higher sales from gas control and containment equipment, scaffolding, shoring and forming equipment, metal reclamation and mill services, process equipment, railway maintenance equipment, and pipe fittings. Revenues in 1994 include Harsco's $61.9 million share of the income from its equity investment in United Defense, L.P., as well as $36.2 million of revenues resulting from the negotiated settlement of three claims with the U.S. Government relating to government furnished equipment on various contracts, the resolution of certain outstanding contractual matters regarding the military truck contract and a small claim concerning the M9 Armored Combat Earthmover.

Cost of sales was lower, principally reflecting the substantial absence of military vehicles. Internally-funded research and development increased 6%, even with the absence of Defense which in past years was the principal source, due to the higher level of effort for railway maintenance equipment. Selling and administrative expenses increased, as a result of the inclusion of acquired companies. Also contributing to the increase were higher sales commissions and compensation costs. On a comparative basis, administrative expenses in 1993 were reduced by the collection of $3.1 million of previously reserved bad debts related to discontinued operations.

Income before taxes, minority interest, and cumulative effect of accounting changes was up 8% from the comparable period last year, which included overall increased operating profits in 1994 for the three operating groups reflecting growth for the Company's core businesses, as well as results of cost containment efforts which improved operating efficiencies. Income benefited significantly from $36.2 million of pre-tax income resulting from negotiated settlements with the U.S. Government concerning several completed contracts, which were partially offset by significantly higher interest expense, due to the debt incurred in conjunction with the acquisition and operations of MultiServ International, N.V. Also unfavorably affecting income was an $8.0 million pre-tax charge recorded for the impaired value of certain assets in conjunction with the Company's exit from the school bus business, a $4.7 million pre-tax provision recorded for the realizable value of the Company's investment in the 5-ton truck business (including costs to complete certain contract close-out and related issues), and a $5.7 million pre-tax charge for the discontinuance and rationalization of administrative facilities at several foreign metal reclamation and mill services locations. Results in 1994 were unfavorably impacted by the school bus business, which incurred a loss of $16.0 million during the year from a lower than anticipated volume of production associated with the business, as compared to income recorded for military trucks last year, for which production was suspended in June 1993. Also, results were unfavorably affected by a $6.0 million foreign currency translation loss which was recorded for the Company's operations in Mexico, as a result of the maxi devaluation of the peso in December 1994, and profits from the sale of our remaining holdings of an investment in a marketable equity security were lower than the prior year principally due to fewer shares being sold in 1994. On a comparative basis, scaffolding, shoring and forming equipment recorded income in 1994 as compared with a loss in 1993. Additionally, higher earnings in 1994 were recorded for gas control and containment equipment, process equipment, roofing granules, and abrasives, pipe fittings and railway maintenance equipment. Income from the Company's equity investment in United Defense,
L. P., was slightly below amounts recorded in 1993 from military tracked vehicles.

Net income of $86.6 million ($3.45 per share) was slightly below 1993, a record which included an unusual after-tax gain of $10.7 million ($.43 per share) on the partial sale of an investment in a marketable equity security and the favorable effect of an accounting change of $6.8 million ($.27 per share). Excluding unusual items, 1994 income was $76.3 million after-tax ($3.03 per share) compared to 1993 which income was $70.1 million after-tax ($2.80 per share). Results for 1994 were favorably affected by higher earnings from operations for our three groups overall, as well as the net favorable effect of unusual items that included after-tax negotiated settlements of $21.7 million ($.87 per share) of claims with the U.S. Government and an after-tax gain of $3.5 million ($.14 per share) on the sale of the remaining shares of an investment in a marketable equity security, partially offset by after-tax provisions of $14.9 million ($.59 per share) for the unusual items of expense for the school bus, the military truck contract, metal reclamation and mill service businesses, and the maxi devaluation of the Mexican peso, as discussed above. The effective income tax rate before minority interest for 1994 was 40%, versus 41% in 1993.

Sales of the Metal Reclamation and Mill Services Group, at $523.4 million, were significantly greater than 1993, due to the acquisition of MultiServ International, N.V. The acquisition of MultiServ International, N.V. resulted in total international sales increasing substantially over amounts recorded in 1993. International sales of $494.4 million in 1994 were slightly more than twice the amount recorded in 1993 and increased to 36% of consolidated sales compared with only 17% in 1993. Sales for the Infrastructure, Construction and Transportation Group, at $391.5 million, and for the Process Industry Products Group, at $442.8 million, were well ahead of 1993 due principally to greater demand for most product classes. Sales of scaffolding, shoring and forming equipment were up 30% in the Infrastructure, Construction and Transportation Group, and process equipment and gas control and containment equipment posted increases of 25% and 17%, respectively in the Process Industry Products Group.

Operating profit, excluding the impact of the unusual expense items relating to the discontinuance and rationalization of administrative facilities at several foreign locations and the maxi devaluation of the Mexican peso, for the Metal Reclamation and Mill Services Group was $49.5 million, up 72% from 1993, principally due to the acquisition of MultiServ International, N.V. After including the impact of the unusual items of expense, operating profit was $37.8 million, up 31% from the comparable period. Performance was unfavorably affected in Mexico by the maxi devaluation of the peso and operating losses on a contract which was terminated in December of 1994, the ongoing rationalization of the European steel industry, as well as weak economic conditions experienced principally in the first six months of this year in certain countries in Europe, the adverse impact of foreign currency devaluations and hyperinflation in Brazil particularly during the first half of 1994, and the ongoing expensing of start-up costs for new contracts. During the latter half of 1994, performance improved due to the management reorganization completed in July and improving economic conditions in Brazil and certain European countries. The acquisition of MultiServ International, N.V. resulted in total international operating profit increasing substantially over the amount recorded in 1993. International operating profit in 1994 was up 81% from 1993 and increased to 28% of the total operating profit compared with only 8% in 1993. Although international profits increased substantially, profit margins came in slightly lower in 1994 than 1993 due principally to the maxi devaluation of the Mexican peso and a full year's amortization of cost in excess of net assets acquired in conjunction with the acquisition of MultiServ International, N.V. The Infrastructure, Construction and Transportation Group with an operating profit of $11.3 million, excluding the impact of unusual expense items relating to the completed military truck contract and the school bus business, was 37% below 1993. Although most product classes posted significantly improved results, they were more than offset by the $16.0 million in operating losses from the school bus business. After including the impact of the unusual items of expense relating to military trucks and school buses, results for this group reflect a $1.4 million operating loss. Operating profit for the Process Industry Products Group, at $42.0 million, was up 27% over the prior year and reflected improved performance for all product classes. Gas control and containment equipment and process equipment posted record results.




RESULTS OF OPERATIONS
1993 Compared with 1992


Management's discussion and analysis have been updated from last year's to reflect the reclassification of the Consolidated Statement of Income and new Operating Groups formed in 1994, necessitated by the strategic refocusing of the Company, as discussed in Notes 1 and 16 to the Consolidated Financial Statements.

Revenues for 1993 were $1.44 billion, down 11% from last year and sales for the year were $1.42 billion, down 12% from 1992. These decreases are due principally to lower sales of five-ton trucks in the Defense Group, reflecting reduced production levels in 1993 and completion of most contracts at midyear. Also contributing to the decline were lower sales of tracked vehicles in the Defense Group, gas control and containment equipment, and grating. The decline in sales also included the divestiture of a division and a product line in the first quarter of 1992. These declines were partially offset by sales arising from acquisitions in 1993, principally MultiServ International, N.V., as well as an acquisition made in June 1992. Higher sales were recorded for pipe fittings, process equipment and scaffolding equipment.

Cost of sales decreased at a rate greater than revenues, due principally to improvement in profit margins on sales of tracked vehicles in the Defense Group and the favorable impact of profit improvement measures, including the divestiture of an unprofitable division and a marginally profitable operation in the first quarter of 1992. Selling and administrative expenses increased, as a result of the inclusion of acquired companies which more than offset lower costs associated with sales in the Defense Group and the collection of previously reserved bad debts.

Income before taxes, minority interest, and cumulative effect of accounting changes was lower than last year. Unfavorably affecting profits were significantly lower results for wheeled vehicles in the Defense Group, which includes start-up costs associated with the recently acquired school bus business. Also, earnings were lower in 1993 for metal reclamation and mill services due to start-up costs at certain locations, particularly Mexico with six new contracts, and weaker economic conditions in Europe, which also contributed to lower earnings for gas control and containment equipment. On a comparative basis, income was unfavorably affected in 1993 by larger provisions for facilities discontinuances compared with a smaller net charge in 1992 which included profits related to the divestitures of the Company's unprofitable plastic pipe division and its marginally profitable hydraulic tool product line. Income benefited significantly from a $17.6 million pre-tax gain ($10.7 million after-tax, $.43 per share) on the sale of a substantial portion of a marketable equity security. Higher earnings in 1993 were recorded for tracked vehicles in the Defense Group, and to a lesser extent, for pipe fittings. Interest expense increased, due to the debt incurred in conjunction with the acquisition and operations of MultiServ, International, N.V., which was partially offset by lower interest expense due to the payment of $82.5 million of other nonrelated debt during the last nine months of 1992.

Net income of $87.6 million, a record, which included a $6.8 million non-cash reduction of deferred income taxes ($.27 per share) to reflect the adoption, effective January 1, 1993, of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," was up from last year, which included a $7.2 million non-cash, after-tax charge ($.27 per share) to reflect the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." 1992 also included after-tax profit of $2.3 million ($.09 per share) from the divestiture of the Company's plastic pipe division and hydraulic tool product line. The effective income tax rate of 41% in 1993 was up from 35% in 1992. The increase relates to the higher effective tax rates associated with international earnings, losses sustained in certain foreign operations for which there was no tax benefit, as well as the nondeductibility of certain acquisition costs. Higher taxes were also due to the increase in the U.S. federal tax rate and higher state taxes, due to the change in the mix of U.S. and foreign income.

Sales of the Metal Reclamation and Mill Services Group, at $268.1 million, were significantly greater than 1992, due to the acquisition of MultiServ International, N.V. Sales for the Infrastructure, Construction and Transportation Group, at $306.3 million, and Process Industry Products Group, at $385.8 were slightly ahead of 1992. The increase for the Infrastructure, Construction and Transportation Group was due to higher volume in railway maintenance equipment, due to an acquisition made in June 1992, which more than offset reduced demand for grating. Defense Group sales at $462.1 million, were well below the level for 1992, reflecting the completion of most contracts for five-ton trucks at midyear and, to a lesser extent, lower sales for tracked vehicles.

Operating profit for the Metal Reclamation and Mill Services Group was below last year, despite significantly greater sales than 1992. Earnings for Metal Reclamation and Mill Services were unfavorably affected by weaker demand from economic conditions in Europe and start-up costs at several locations. The operating profit for the Infrastructure, Construction and Transportation Group in 1993 was lower than 1992 which included income from the liquidation of inventories associated with the railway maintenance equipment product class. Higher operating profit was recorded for the Process Industry Products Group due to improved earnings for most product lines. The Defense Group posted an operating profit of $67.0 million, significantly below 1992, due to completion of most contracts for five-ton trucks at midyear. Higher earnings were recorded for tracked vehicles, which reflected improvement in margins.




RESULTS OF OPERATIONS
1992 Compared with 1991

Management's discussion and analysis have been updated from last year's to reflect the reclassification of the Consolidated Statement of Income and new Operating Groups formed in 1994, necessitated by the strategic refocusing of the Company, as discussed in Notes 1 and 16 to the Consolidated Financial Statements.

Revenues for 1992 were $1.63 billion, and sales for the year were $1.62 billion, both down 16% from 1991. The decreases are due to lower sales of five-ton trucks in the Defense Group, reflecting the previously announced reduced production levels. Also contributing to the decline was the divestiture of a division and a product line in the first quarter of 1992, as well as lower sales of grating, scaffolding equipment, and process equipment which continue to be affected by weaknesses in the economy. These declines were partially offset by increased sales recorded for tracked vehicles in the Defense Group, railway maintenance equipment, gas control and containment equipment, metal reclamation and mill services, roofing granules and slag abrasives, and the inclusion of product sales from an acquisition made in the second quarter of 1992.

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

Income before taxes, minority interest, and the cumulative effect of accounting changes was significantly higher than last year. Favorably affecting profits were improved results for both tracked vehicles and wheeled vehicles in the Defense Group. On a comparative basis, results were favorably affected by certain nonrecurring expenses incurred in 1991 in conjunction with the Company's unsuccessful bid on a contract for initial production of the Family of Medium Tactical Vehicles with the U.S. Government, as well as abnormally high charges for product liability insurance, which were recorded particularly in the fourth quarter of 1991. Also contributing to the increase in profits were higher levels of income for railway maintenance equipment, metal reclamation and mill services, and roofing granules and slag abrasives, as well as lower net expenses for facility discontinuances, due principally to profits related to the divestiture of the Company's plastic pipe division and the hydraulic tool product line. Earnings benefited from income arising from an acquisition in the second quarter of 1992. Grating and pipe fittings recorded lower income in 1992. Interest income decreased, due to lower investment rates available for funds. Interest expense approximated the amount recorded in 1991. Equity in net income of unconsolidated companies decreased as a result of discontinuing operations at a foreign location.

Net income, after a $7.2 million one-time, non-cash after-tax charge for the effect of an accounting change, to adopt Statement of Financial Accounting Standards No. 106, was $84.3 million, a record, up 10% from last year's record, as a result of the foregoing. The effective income tax rate of 35% in 1992 was down from 36% in 1991, due to utilization of tax loss carryforwards at a foreign subsidiary, and benefits related to export sales. Earnings for the first quarter of 1992 have been restated by $.27 per share to reflect the additional expense associated with Statement of Financial Accounting Standards No. 106, which was adopted retroactive to January 1, 1992.

Sales of the Metal Reclamation and Mill Services Group, at $165.1 million, were slightly higher than 1991. The Infrastructure, Construction and Transportation Group sales were down 10% from 1991 due to the divestiture of an unprofitable division in the first quarter of 1992. The decrease was partially offset by sales from an acquisition made in the second quarter of 1992. Process Industry Products Group sales approximated 1991 levels.
Sales in the Defense Group were $773.5 million versus $1.1 billion for 1991, as a result of decreased sales of five-ton trucks, which more than offset a sizable increase in sales of tracked vehicles.

Operating profit for the Metal Reclamation and Mill Services Group increased slightly from last year. Operating profit for the Infrastructure, Construction and Transportation Group increased from last year. The improvement reflects income arising from an acquisition made during the second quarter of 1992 and the divestiture of a division which operated at a loss in 1991. The Process Industry Products Group's operating profit was up from 1991 which included abnormally high charges for product liability insurance. The Defense Group's operating profit was significantly above last year, as a result of higher levels of profits on sales of five-ton trucks and tracked vehicles, as well as the inclusion in 1991 of certain nonrecurring expenses incurred in conjunction with the Company's unsuccessful bid on a contract for initial production of the Family of Medium Tactical Vehicles with the U.S. Government.


ELEVEN-YEAR STATISTICAL SUMMARY
(In thousands, except per share)

SUMMARY OF OPERATIONS                                       1994              1993<F5>              1992              1991
  Net sales                                           $1,357,715        $1,422,308            $1,624,939        $1,943,083

  Equity in income of unconsolidated entities             64,120             2,415                 3,626             3,838

  Gain on sale of investments and other revenues          43,946            19,573                 2,093             2,230

  Costs and expenses excluding facilities
  discontinuance and reorganization costs              1,272,153         1,292,236             1,479,023         1,819,379

  Facilities discontinuance and reorganization costs      17,143             2,419                   445             1,664

  Income before interest, taxes, minority interest,
 and cumulative effect of accounting changes             176,485           149,641               151,190           128,108

  Interest expense                                        34,048            19,974                18,882            18,925

  Income before cumulative effect of accounting changes   86,553            80,816<F6>            91,516<F7>        76,543

  Net income                                              86,553            87,618                84,332            76,543

  Return on net sales<F1>                                   6.4%              5.7%<F6>              5.6%<F7>          3.9%

  Return on average equity<F2>                             15.7%             17.3%                 17.2%             16.9%

  Return on average assets<F3>                             13.5%             13.4%<F6>             15.2%<F7>         13.5%

FINANCIAL DATA

  Shareholders' Equity                                   581,222           523,084               495,103           479,726

  Cash Dividends Declared                                 35,715            34,946                34,598            32,319

  Depreciation                                            90,179            69,558                57,064            57,664

  Capital Expenditures                                    90,928            83,395                42,720            53,846

  Cash provided by operating activities                  161,395           232,220               108,134           151,485

  Cash provided (used) by investing activities           (73,150)         (397,666)              (24,518)          (58,184)

  Cash provided (used) by financing activities          (103,040)          173,555              (152,652)           16,897

  Working Capital                                        254,338           182,756               316,918           284,699

  Current Ratio1.                                            9:1             1.4:1                 2.1:1             1.8:1

  Total Assets                                         1,314,649         1,427,612               991,225         1,059,708

  Long-term Debt                                         340,246           364,869               119,841           120,451

  Total Debt                                             365,984           428,378               131,068           221,652

  Percent of Total Debt to Capital<F4>                     38.6%             45.0%                 20.9%             31.6%

PER SHARE DATA

  Income Before Cumulative Effect of
    Accounting Changes                                     3.45              3.23<F6>              3.52<F7>           2.91

  Shareholders' Equity                                    23.08             20.95                 19.51              18.29

  Cash Dividends Declared                                  1.42              1.40                  1.34               1.23

  Price/Earnings Ratio, High-Low                          13-11             13-10                  12-9               10-8

  Market Price of Common Stock
    High - Low, by Quarter

      1st                                       46 3/8 - 40 5/8       45 - 36 7/8       39 1/2 - 27 3/4    27 3/4 - 22 3/4

      2nd                                       44 5/8 - 39 3/4       44 1/2 - 35           38 - 33 5/8    30 3/8 - 25 1/4

      3rd                                       43 1/4 - 38 1/2   44 5/8 - 37 1/2           37 5/8 - 28    29 5/8 - 26 3/4

      4th                                       44 1/8 - 38 3/8   43 3/8 - 39 1/4       38 3/4 - 28 1/8    30 1/8 - 23 5/8

    Dividends Paid, by Quarter

      1st                                                 .3500             .3500                 .3300              .3000

      2nd                                                 .3500             .3500                 .3300              .3000

      3rd                                                 .3500             .3500                 .3300              .3000

      4th                                                 .3500             .3500                 .3300              .3000

OTHER INFORMATION

  Average Number of Shares Outstanding               25,114,874        25,036,893            25,966,755         26,278,384

  Number of Shareholders of Record                        7,674             8,069                 8,415              8,767

  Number of Employees                                    13,000            14,200                 9,600             10,500

  Backlog                                              $160,703          $146,751<F8>          $190,914<F8>     $1,229,688


<F1>  "Return on Net Sales" is calculated by dividing Net Income by Net Sales.

<F2>  "Return on Average Equity" is calculated by dividing net income by quarterly weighted average equity.

<F3>  "Return on Average Assets" is calculated by dividing income before interest expense, income taxes and minority interest by quarterly weighted average assets.

<F4>  "Percent of Total Debt to Capital" is calculated by dividing the sum of debt (short-term borrowings and long-term debt including current maturities) by equity and debt.

<F5>  Includes MultiServ International, N.V. since date of acquisition.

<F6>  Excludes cumulative effect of change in method of accounting for income taxes, which increased net income by $6.8 million,
($.27 per share).

<F7>  Excludes cumulative effect of change in method of accounting for postretirement benefits other than pensions, which decreased net income by $7.2 million, ($.27 per share).

<F8>  Excludes $397.9 million contributed to United Defense, L.P., a joint venture formed between Harsco and FMC Corporation for comparative purposes with 1994 and $548.1 million for comparative purposes with 1993.

<F9>  Excludes extraordinary charge of $3,212 or $.11 per share.





ELEVEN-YEAR STATISTICAL SUMMARY (Years con't)

SUMMARY OF OPERATIONS                                                  1990              1989              1988              1987
  Net sales                                                      $1,759,507        $1,351,213        $1,278,987        $1,169,225

  Equity in income of unconsolidated entities                          (360)           (2,698)            1,202             2,683

  Gain on sale of investments and other revenues                      1,860             1,493             4,955             1,153

  Costs and expenses excluding facilities
  discontinuance and reorganization costs                         1,639,621         1,325,078         1,218,628         1,063,278

  Facilities discontinuance and reorganization costs                 (4,471)           (6,538)            1,862               821

  Income before interest, taxes, minority interest,
 and cumulative effect of accounting changes                        125,857            31,468            64,654           108,962

  Interest expense                                                   17,506            16,412            16,180             8,004

  Income before cumulative effect of accounting changes              72,504            11,362            31,103            63,289

  Net income                                                         72,504            11,362            31,103            63,289

  Return on net sales<F1>                                              4.1%              0.8%              2.4%              5.4%

  Return on average equity<F2>                                        17.5%              2.8%              7.1%             13.5%

  Return on average assets<F3>                                        13.1%              4.1%              8.3%             15.1%

FINANCIAL DATA

  Shareholders' Equity                                             437,111           394,480           421,266           443,985

  Cash Dividends Declared                                           31,463            31,464            30,197            29,371

  Depreciation                                                      56,574            56,229            53,768            56,135

  Capital Expenditures                                              71,127            67,613            69,000            60,564

  Cash provided by operating activities                             63,635           129,547            67,261            86,535

  Cash provided (used) by investing activities                     (50,147)          (50,540)          (76,724)          (49,457)

  Cash provided (used) by financing activities                     (15,375)          (78,720)          (11,736)          (24,019)

  Working Capital                                                  226,522           211,130           235,289           276,555

  Current Ratio1.                                                    1.6:1             1.5:1             1.8:1             2.5:1

  Total Assets                                                     990,960           978,200           893,060           802,273

  Long-term Debt                                                   122,695           127,345           131,341           135,866

  Total Debt                                                       170,732           151,175           193,815           150,023

  Percent of Total Debt to Capital<F4>                               28.1%             27.7%             31.5%             25.3%

PER SHARE DATA

  Income Before Cumulative Effect of
    Accounting Changes                                               2.77               .43              1.17              2.20

  Shareholders' Equity                                              16.67             15.05             15.94             16.34

  Cash Dividends Declared                                            1.20              1.20              1.14              1.03

  Price/Earnings Ratio, High-Low                                     10-6             72-52             30-21             18-11

  Market Price of Common Stock
    High - Low, by Quarter

      1st                                                 28 3/4 - 21 1/8   29 1/2 - 24 1/4   35 1/2 - 26 1/2   33 5/8 - 25 5/8

      2nd                                                 26 1/2 - 22 5/8       27 - 23 7/8       35 5/8 - 30   34 1/4 - 31 1/8

      3rd                                                 24 1/2 - 20 1/4   26 3/4 - 22 1/2   34 3/4 - 30 1/2   39 3/8 - 33 5/8

      4th                                                 26 1/4 - 17 3/4       31 1/8 - 23       31 1/2 - 25   37 3/8 - 23 1/2

    Dividends Paid, by Quarter

      1st                                                           .3000             .3000             .2800             .2500

      2nd                                                           .3000             .3000             .2800             .2500

      3rd                                                           .3000             .3000             .2800             .2500

      4th                                                           .3000             .3000             .2800             .2500

OTHER INFORMATION

  Average Number of Shares Outstanding                         26,217,027        26,261,017        26,619,026        28,793,048

  Number of Shareholders of Record                                  9,308             9,620             9,991             9,975

  Number of Employees                                              10,300            11,200            11,600            11,000

  Backlog                                                      $1,197,126        $1,538,331        $1,342,292        $1,019,404



<F1>  "Return on Net Sales" is calculated by dividing Net Income by Net Sales.

<F2>  "Return on Average Equity" is calculated by dividing net income by quarterly weighted average equity.

<F3>  "Return on Average Assets" is calculated by dividing income before interest expense, income taxes and minority interest by quarterly weighted average assets.

<F4>  "Percent of Total Debt to Capital" is calculated by dividing the sum of debt (short-term borrowings and long-term debt including current maturities) by equity and debt.

<F5>  Includes MultiServ International, N.V. since date of acquisition.

<F6>  Excludes cumulative effect of change in method of accounting for income taxes, which increased net income by $6.8 million,
($.27 per share).

<F7>  Excludes cumulative effect of change in method of accounting for postretirement benefits other than pensions, which decreased net income by $7.2 million, ($.27 per share).

<F8>  Excludes $397.9 million contributed to United Defense, L.P., a joint venture formed between Harsco and FMC Corporation for comparative purposes with 1994 and $548.1 million for comparative purposes with 1993.

<F9>  Excludes extraordinary charge of $3,212 or $.11 per share.





ELEVEN-YEAR STATISTICAL SUMMARY (Years con't)

SUMMARY OF OPERATIONS                                                     1986              1985              1984
  Net sales                                                         $1,130,253        $1,261,193        $1,101,271

  Equity in income of unconsolidated entities                            2,319             1,267             1,700

  Gain on sale of investments and other revenues                         1,195               910               931
  Costs and expenses excluding facilities
  discontinuance and reorganization costs                            1,035,052         1,138,243         1,015,233

  Facilities discontinuance and reorganization costs                    10,286            14,965             6,868

  Income before interest, taxes, minority interest,
 and cumulative effect of accounting changes                            88,429           110,162            80,801

  Interest expense                                                      12,685            13,981            14,439

  Income before cumulative effect of accounting changes                 49,613<F9>        60,458            47,550

  Net income                                                            49,613<F9>        60,458            47,550

  Return on net sales<F1>                                                 4.4%<F9>          4.8%              4.3%

  Return on average equity<F2>                                            9.8%             13.4%             11.5%

  Return on average assets<F3>                                           12.3%<F9>         15.1%             12.4%

FINANCIAL DATA

  Shareholders' Equity                                                473,393           467,687           432,347

  Cash Dividends Declared                                              27,903            25,952            24,425

  Depreciation                                                         51,930            49,801            47,475

  Capital Expenditures                                                 52,604            55,842            41,504

  Cash provided by operating activities                               111,521           148,814            58,371

  Cash provided (used) by investing activities                        (61,257)         (119,477)         (100,814)

  Cash provided (used) by financing activities                       (104,609)          (25,941)            7,695

  Working Capital                                                     258,230           285,214           283,308

  Current Ratio1.                                                       2.5:1             2.5:1             2.3:1

  Total Assets                                                        754,837           823,898           824,684

  Long-term Debt                                                       63,027           118,650           125,887

  Total Debt                                                           76,571           136,573           136,813

  Percent of Total Debt to Capital<F4>                                  13.9%             22.6%             24.0%

PER SHARE DATA

  Income Before Cumulative Effect of
    Accounting Changes                                                  1.67<F9>          2.03               1.60

  Shareholders' Equity                                                 16.13             15.67              14.52

  Cash Dividends Declared                                                .94               .87                .81

  Price/Earnings Ratio, High-Low                                       19-13              12-8             10 - 8

  Market Price of Common Stock
    High - Low, by Quarter

      1st                                                    26 1/4 - 20 7/8   19 1/8 - 15 5/8    16 5/8 - 13 5/8

      2nd                                                        28 7/8 - 24   19 5/8 - 17 3/8    15 1/8 - 12 5/8

      3rd                                                    27 1/2 - 23 1/4   20 1/8 - 18 5/8            16 - 13

      4th                                                            27 - 23   23 3/8 - 18 7/8    16 1/4 - 14 5/8

    Dividends Paid, by Quarter

      1st                                                              .2300             .2133              .2000

      2nd                                                              .2300             .2133              .2000

      3rd                                                              .2300             .2133              .2000

      4th                                                              .2300             .2133              .2000

OTHER INFORMATION

  Average Number of Shares Outstanding                            29,763,561        29,811,366         29,697,894

  Number of Shareholders of Record                                     9,989             9,866             10,114

  Number of Employees                                                 10,800            12,000             11,800

  Backlog                                                           $985,100          $575,680           $763,338



<F1>  "Return on Net Sales" is calculated by dividing Net Income by Net Sales.

<F2>  "Return on Average Equity" is calculated by dividing net income by quarterly weighted average equity.

<F3>  "Return on Average Assets" is calculated by dividing income before interest expense, income taxes and minority interest by quarterly weighted average assets.

<F4>  "Percent of Total Debt to Capital" is calculated by dividing the sum of debt (short-term borrowings and long-term debt including current maturities) by equity and debt.

<F5>  Includes MultiServ International, N.V. since date of acquisition.

<F6>  Excludes cumulative effect of change in method of accounting for income taxes, which increased net income by $6.8 million,
($.27 per share).

<F7>  Excludes cumulative effect of change in method of accounting for postretirement benefits other than pensions, which decreased net income by $7.2 million, ($.27 per share).

<F8>  Excludes $397.9 million contributed to United Defense, L.P., a joint venture formed between Harsco and FMC Corporation for comparative purposes with 1994 and $548.1 million for comparative purposes with 1993.

<F9>  Excludes extraordinary charge of $3,212 or $.11 per share.





TWO-YEAR SUMMARY OF QUARTERLY RESULTS
 (In millions, except per share)


  1994                                                        First              Second              Third              Fourth
______________________________________________________________________________________________________________________________
  Net Sales                                                  $318.7              $338.1             $348.1              $352.9
  Gross Profit <F1>                                            64.7                67.9               68.4                73.4
  Income, before interest, taxes, and minority interest        41.0                39.5               47.5                48.4
  Net Income                                                   18.6                17.5               22.3                28.2
  Net Income per Common Share                                   .74                 .70                .89                1.12


  1993                                                        First              Second              Third              Fourth
______________________________________________________________________________________________________________________________
  Net Sales                                                  $345.8              $354.6             $314.9              $407.0
  Gross Profit <F1>                                            70.9                79.5               71.8                85.3
  Income, before interest, taxes, minority interest,
    and cumulative effect of accounting change                 41.9                37.4               37.7                32.7
  Net Income                                                   31.0                22.2               18.3                16.1
  Net Income per Common Share                                  1.22                 .89                .74                 .65



<F1>  Gross Profit is defined as Net Sales less Cost of Sales, Provision for Facilities Discontinuance and Reorganization and
Research and Development Expenses.




Notes:
The first quarter of 1993 includes the cumulative effect of the adoption of SFAS 109 for Accounting for Income Taxes (see Notes 1 and 11 to consolidated financial statements) which increased net income by $6.8 million ($.27 per share) and the after-tax gain of $5.4 million ($.21 per share) on the partial sale of a marketable equity security.

The third quarter of 1993 includes the after-tax gain of $5.3 million ($.22 per share) on the partial sale of a marketable equity security.

The fourth quarters of 1994 and 1993 reflect after tax LIFO income of $0.6 million and $1.4 million, respectively, representing final determination of price changes and liquidations of inventories which occurred during the year.

The fourth quarters of 1994 and 1993 reflect reduction in income taxes of $4.0 million and $1.1 million, respectively, resulting from final determination of income taxes to be provided for the year.

The first quarter of 1994 includes the after-tax gain of $3.5 million ($.14 per share) on the sale of the remaining shares of a marketable equity security. The first quarter also includes a claim settlement of $2.1 million after-tax ($.08 per share).

The second quarter of 1994 includes an after-tax charge of $2.5 million ($.10 per share) for termination costs and other matters.

The third quarter of 1994 includes after-tax charges of $2.7 million ($.11 per share) and $2.0 million ($.08 per share) relating to the realizable value of the investment in the 5-ton truck business and costs associated with contract close-out and related issues, and for the discontinuance and rationalization of administrative facilities and termination costs related to Metal Reclamation and Mill Services Group, respectively. The third quarter also includes claim settlement of $6.8 million after-tax ($.27 per share)

The fourth quarter of 1994 includes after-tax charges of $4.8 million ($.19 per share) for the impairment of certain assets in conjunction with exiting the school bus business and a $3.6 million ($.14 per share) maxi devaluation of the Mexican peso. The fourth quarter also includes claim settlement of $12.2 million after-tax ($.49 per share).