Form 10-K, Exhibit 13
HARSCO CORP
filed 1995-03-27
CIK 45876

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Partners
United Defense, L.P.

We have audited the accompanying balance sheet of United Defense, L.P. as of December 31, 1994 and the related statements of income, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Defense, L.P. at December 31, 1994 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP


Washington, D.C.
January 23, 1995




United Defense, L.P.
Balance Sheet
December 31, 1994
(In thousands)

Assets:
Current assets:
  Cash and marketable securities                $  32,000
  Trade receivables                                81,251
  Inventories  (Note 3)                           182,965
  Other current assets                              9,600
                                                 ________
  Total current assets                            305,816

Investments in affiliated companies                 8,412

Property, plant and equipment                     478,853
  Less -- accumulated depreciation                356,805
                                                 ________
  Net property, plant and equipment (Note 4)      122,048

Patents and deferred charges (Note 5)              11,686
Prepaid pension cost (Note 6)                      31,935

Total assets                                    $ 479,897
                                                 ________
                                                 ________

Liabilities and Partners' Capital
Current liabilities:
  Accounts payable, trade and other             $  75,058
  Advanced payments                               165,417
  Accrued and other liabilities                    58,660
  Due to FMC Corporation for current services       2,513
                                                 ________
  Total current liabilities                       301,648

Accrued pension cost (Note 6)                      12,346
Accrued postretirement benefit cost (Note 7)       42,207
                                                 ________
Total liabilities                                 356,201

Commitments and contingencies (Notes 9, 11 and 12)

Partners' capital
  FMC Corporation                                 104,359
  Harsco Corporation                               19,337
                                                 ________
  Total partners' capital                         123,696
                                                 ________
Total liabilities and partners' capital         $ 479,897

See Accompanying Notes to Financial Statements

United Defense, L.P.
Statement of Income

Year ended December 31, 1994

(In thousands)


Revenue:
  Sales and other revenue                      $1,088,730

Costs and expenses:
  Cost of sales                                   815,045
  Selling, general and administrative expenses    122,303
  Research and development                         16,311
                                                _________
                                                  953,659
                                                _________
Income from operations                            135,071

Other income (expense)
  Interest                                          2,569
  Miscellaneous, net                               (4,235)
                                                _________
Income before income taxes                        133,405

Provision for income taxes (Note 2)                 3,878
                                                _________
Net income                                     $  129,527

See Accompanying Notes to Financial Statements



United Defense, L.P.
Statement of Partners' Capital

Year ended December 31, 1994

(In thousands)

                                           FMC         Harsco          Total
                                      ______________________________________
Initial partnership contributions     $124,740       $ 29,600       $154,340

Tax distributions                      (29,861)       (29,883)       (59,744)

Net income distributions               (60,256)       (40,171)      (100,427)

1994 net income                         69,736         59,791        129,527
                                      ______________________________________
Balance, December 31, 1994            $104,359       $ 19,337       $123,696

See Accompanying Notes to Financial Statements



United Defense, L.P.
Statement of Cash Flows
Year ended December 31, 1994
(In thousands)

Operating activities
Net Income                                                  $129,527
Adjustments for non-cash components of
  net income:
  Depreciation                                                28,993
  Other                                                       (6,966)

Changes in assets and liabilities:

  Trade receivables                                            7,401
  Inventories                                                 (2,609)
  Other current assets                                          (964)
  Prepaid pension cost                                        (5,898)
  Accounts payable, trade and other                           (2,290)
  Advanced payments                                           (8,613)
  Accrued and other liabilities                               21,912
  Due to FMC Corporation for current services                  2,513
  Accrued pension cost                                         6,072
  Accrued other postretirement benefit costs                  (3,069)
                                                             _______
Cash provided by operating activities                        166,009

Investing activities
  Capital spending                                           (18,259)
  Disposal of property, plant and equipment                    1,138
                                                             _______
Cash used in investing activities                            (17,121)

Financing activities
  Cash contributions from partners                            41,670
  Partner distributions                                     (160,171)
                                                             _______
Cash used in financing activities                           (118,501)
                                                             _______
Increase in cash and marketable securities                    30,387

Cash and marketable securities, beginning of year              1,613
                                                             _______
Cash and marketable securities, end of year                 $ 32,000
                                                             _______
                                                             _______

See Accompanying Notes to Financial Statements




UNITED DEFENSE, L.P.
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)


Note 1    Formation of United Defense, L.P.

On January 28, 1994, FMC Corporation ("FMC") and Harsco Corporation ("Harsco") announced completion of a series of agreements, first announced in December 1992, to combine certain assets and liabilities of FMC's Defense Systems Group ("DSG") and Harsco's BMY Combat Systems Division ("BMY"). The effective date of the combination was January 1, 1994. The combined company, United Defense,
L. P. ("the partnership"), will operate as a limited partnership. FMC is the Managing General Partner with a 60 percent equity interest and Harsco Defense Holding is a Limited Partner holding a 40 percent equity interest.


Note 2    Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

United Defense, L.P. is a limited partnership comprised of the former Defense Systems Group of FMC and the BMY Combat Systems Division of Harsco. The partnership's only subsidiaries are a Foreign Sales Corporation (FSC) and UDLP International, Inc.

Significant Accounting Policies

Revenue recognition for contracts-in-progress   Sales are recognized on most
production contracts as deliveries are made or accepted. Sales under cost reimbursement contracts for research, engineering, prototypes, repair and maintenance and certain other contracts are recorded as costs are incurred and include estimated fees in the proportion that costs incurred to date bear to total estimated costs. Changes in estimates for sales and profits are recognized in the period in which they are determinable using the cumulative catch-up method. Claims are considered in the estimated contract performance at such time as realization is probable. Any anticipated losses on contracts are charged to operations as soon as they are determinable.

Inventories  Inventories are stated at the lower of cost or market value.
Cost is determined on the last-in, first-out (LIFO) basis, except for inventories relating to long-term contracts. Inventoried costs relating to long-term contracts not valued on the LIFO basis are stated at the actual production cost incurred to date, reduced by amounts recognized as cost of sales. The costs attributed to units delivered under long-term contracts are based on gross margins expected to be realized over the life of the related contract. Gross margins are based on the estimated revenue less the estimated cost of all units expected to be produced over the life of the related contract.

Inventory costs include manufacturing overhead. Costs normally associated with general and administrative functions, independent research and bid and proposal are expensed as incurred.

BMY had followed the accounting practice of capitalizing general and administrative expense in inventory. To conform with the partnership's accounting policy and the agreement between FMC and Harsco, $7.4 million of such expenses, which were included in the inventory contributed by Harsco, were charged against income during 1994.

Investments in affiliated companies Investments in affiliated companies, primarily foreign joint ventures, are carried primarily at cost, with income recognized as dividends are received. Investments in majority-owned foreign joint ventures are not consolidated since there is uncertainty regarding the partnership's ability to control these ventures or repatriate earnings, and because of the extreme volatility of foreign exchange rates in countries in which these ventures are active. Dividends received were $12.4 million during 1994 and are included in sales and other revenue.

Property, plant and equipment Property, plant and equipment is recorded at cost. Depreciation is provided principally on the sum-of-the-years digits and straight line methods over estimated useful lives of the assets (land improvements - 20 years, buildings - 20 to 35 years, and machinery and equipment - 3 to 12 years). Gains and losses realized upon sale or retirement of assets are included in income.

Maintenance and repairs are expensed as incurred. Expenditures that extend the useful life of property, plant and equipment or increase its productivity are capitalized and depreciated.

Advanced payments received from customers Amounts advanced by customers as deposits on orders not yet billed and progress payments on contracts-in-progress are recorded as current liabilities.

Financial instruments The fair values of financial instruments approximated their carrying values at December 31, 1994. Fair values have been determined through information obtained from market sources and management estimates.

Environmental   Under the Participation Agreement between FMC and Harsco each partner generally is financially accountable to the partnership for environmental conditions occurring prior to formation of the partnership at facilities or properties previously operated or used in their respective businesses, to the extent that costs incurred are not recovered from third parties or not covered by environmental accruals contributed by the parties at formation. At December 31, 1994, $4.5 million of the FMC contributed accruals and $2.5 million of the Harsco contributed accruals are unused.

Income taxes As a limited partnership, income or loss passes to the partners and is taxable at that level, except for taxes payable on the income of the partnership's FSC. The FSC paid income taxes amounting to $3.6 million during 1994.

Cash flows Marketable securities consists of investments with initial maturities of three months or less.

Impact of new accounting pronouncement Effective January 1, 1994 the partnership adopted the provisions of FAS 112, "Employer's Accounting for Postemployment Benefits". This statement requires accrual of liabilities for postemployment benefits provided to former or inactive employees, their beneficiaries, and covered dependents after employment, but before retirement, if those liabilities can be reasonably estimated. Adoption of FAS 112 resulted in a charge to the partnership's 1994 earnings amounting to $826,000.

Accounting standards not adopted   The Accounting Standards Executive
Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 94-6 on December 30, 1994. This SOP, Disclosure of Certain Significant Risks and Uncertainties, will be effective for the partnership's 1995 financial statements. The disclosures required by the SOP focus primarily on the nature of an entity's operations, the use of estimates in the preparation of financial statements and on risks and uncertainties that could significantly affect the amounts reported in the financial statements. Management has not yet determined what additional disclosures may be necessary as a result of this new statement.


Note 3   Inventories

The current replacement cost of LIFO inventories exceeded their recorded values by approximately $19.5 million at December 31,1994 ($13.9 million as of January 1, 1994). Inventories on long-term contracts carried at actual production cost total approximately $9.6 million at December 31, 1994.


Note 4  Property, Plant and Equipment

Property, plant and equipment is as follows:

                                       December 31, 1994
                                       _________________
Buildings                                   $ 58,342
Machinery and Equipment                      398,573
Land and Improvements                         16,526
Construction in Progress                       5,412
                                             _______
                                             478,853
Less:  Accumulated Depreciation              356,805
                                             _______
                                            $122,048

Note 5   Advance Agreement

In October 1994 the partnership entered into an Advance Agreement with the U.S. Government Department of Defense. Under the terms of the Agreement, the partnership is permitted to defer certain costs associated with consolidation and restructuring of its ground systems businesses that are incurred from January 1, 1994 through March 31, 1996. Costs deferred will then be allocated ratably to contracts with the Department of Defense for 36 months beginning January 1, 1996. As of December 31, 1994 consolidation and restructuring costs deferred amount to $7.0 million and are included in patents and deferred charges in the accompanying balance sheet.


Note 6  Retirement Plans

Substantially all of the partnership's domestic employees are covered by retirement plans. Plans covering salaried employees provide pension benefits based on years of service and compensation. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

The partnership's funding policy is to make contributions based on the projected unit credit method and to limit contributions to amounts that are currently deductible for tax purposes.

The following table summarizes the assumptions used and the components of the net pension cost:

                     Year ended December 31, 1994
_____________________________________________________________________
Assumptions:
Weighted average discount rate                                  8.00%
Rates of increase in future compensation levels                 5.00%
Weighted average expected long-term asset return                9.60%
_____________________________________________________________________
Components:
_____________________________________________________________________
Service cost                                                 $  9,976
Interest cost on projected benefit obligation                  16,967
Actual return on plan assets:
  Investment (gains) losses, net                               (6,106)
Net amortization and deferral:
  Net transition asset amortization                            (1,733)
  Prior service cost amortization                               2,954
  Net gain amortization                                        (1,226)
  Loss from special termination benefits                        3,792
 Net asset gain (loss) deferred                               (20,025)
_____________________________________________________________________
Net pension cost                                             $  4,599
_____________________________________________________________________
_____________________________________________________________________

As part of the partnership's downsizing and consolidation program an incentive benefit package, which lowered the early retirement penalty, was offered to salaried and non-union hourly employees who were at least 55 years of age with 10 or more years of service. In addition to the voluntary program, early retirement penalties were also adjusted for certain salaried and hourly employees affected by the downsizing and consolidation.

Pension expense includes a $3.8 million charge related to special termination benefits (early retirement incentive) and a $0.9 million curtailment charge included in prior service cost amortization relating to the elimination of employees in selected hourly plans.

The funded status of the plans and accrued pension cost recognized in the partnership's financial statements as of December 31, 1994 are as follows:

____________________________________________________________________________
Actuarial present value of benefits for service rendered to date:
  Accumulated benefit obligation based on salaries to date,
    including vested benefits of $182,001                          $(192,341)
  Additional benefits based on estimated future salary levels        (42,965)
____________________________________________________________________________
Projected benefit obligation                                        (235,306)
Plan assets at fair market value <F1>                                274,139
____________________________________________________________________________
Plan assets in excess of projected benefit obligation                 38,833
Unrecognized net transition asset                                    (10,798)
Unrecognized prior service cost                                       12,089
Unrecognized net gain                                                (20,535)
____________________________________________________________________________
Net prepaid pension cost                                           $  19,589
____________________________________________________________________________

<F1> Primarily equities, bonds and fixed income securities.



Note 7   Postretirement Health Care and Life Insurance Benefits

Substantially all of the partnership's employees are covered by postretirement health care and life insurance benefit programs. Employees generally become eligible for the retiree benefit plans when they meet minimum retirement age and service requirements. The cost of providing most of these benefits is shared with retirees. The partnership has reserved the right to change or eliminate these benefit plans.

The partnership funds a trust for retiree health and life benefits for employees previously covered under the FMC benefit plans. Benefits for employees formerly covered under the Harsco plan are not funded. At December 31, 1994 the projected benefit obligation for the partnership's employees included in this latter postretirement plan category amounts to $3.4 million.

Actuarial assumptions used to determine costs and the benefit obligation include a discount rate of 8 percent and weighted average expected return on long-term assets of 9 percent. The assumed rate of future increases in per capita cost of health care benefits was 10 percent in 1994, decreasing gradually to 6 percent by the year 2001 and after. Increasing the health care cost trend rates by one percentage point would increase the accumulated benefit obligation by approximately $3.4 million and would increase annual service and interest costs by $0.3 million.

The following table summarizes the components of net postretirement benefit cost for 1994:

____________________________________________________________________________
Service cost                                                        $  1,372
Interest cost on accumulated postretirement benefit obligation         4,576
Actual return on plan assets - investment (gains) losses                 364
Net amortization and deferral:
  Net gain amortization                                                 (129)
  Loss from special termination benefits                                 380
  Net asset gain (loss) deferred                                      (2,454)
____________________________________________________________________________
Net periodic postretirement benefit cost                            $  4,109
____________________________________________________________________________
____________________________________________________________________________

The funded status of the plans and accrued postretirement benefit cost recognized in the partnership's financial statements as of December 31, 1994 are as follows:

____________________________________________________________________________
Accumulated post retirement obligation:
  Retirees                                                          $(44,054)
  Fully eligible active participants                                  (6,209)
  Other active participants                                          (15,793)
____________________________________________________________________________
Accumulated postretirement benefit obligation                        (66,056)
Plan assets at fair market value <F1>                                 24,491
____________________________________________________________________________
Accumulated postretirement benefit obligation in excess of
  plan assets                                                        (41,565)
Unrecognized net gain                                                   (642)
____________________________________________________________________________
Accrued postretirement benefit cost                                 $(42,207)
____________________________________________________________________________
____________________________________________________________________________

<F1>  Primarily equities and fixed income securities.


Note 8  Employees' Thrift And Stock Purchase Plan

Based on their prior employment with FMC or Harsco, the partnership's employees may be eligible to participate in the partners' defined contribution savings plans designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code. Charges against income for matching contributions to the plans were $6.2 million in 1994.


Note 9  Commitments and Contingent Liabilities

The partnership leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Rent expense for 1994 was $10.8 million. Minimum future rentals under noncancellable leases, excluding a related party lease (Note 12) are estimated to be payable $6.2 million in 1995, $5.2 million in 1996, $3.0 million in 1997, $2.6 million in 1998, $1.7 million in 1999. The real estate leases generally provide for payment of property taxes, insurance and repairs by the partnership.

The partnership is subject to claims and suits arising in the ordinary course of its operations. In the opinion of management, the ultimate resolution of any current pending legal proceedings will not have a material effect on the partnership's financial position or results of operations.


Note 10  Partners' Capital

Under the agreements of formation of the partnership, FMC and Harsco were required to contribute net assets with a historical net book value of $154.3 million.

The agreement provides for allocation of profits and losses and distribution of available cash generally on the basis of the partner's equity ownership interests, after giving effect to a limited partner preferred distribution. Under the terms of the partnership agreement the partnership is required to make quarterly tax distributions to each partner equal to the product of (i) such partner's share of the taxable income of the partnership times (ii) 40 percent. In addition, the partnership is required to make certain other distributions to the partners. Such required distributions are also made with reference to the partnership's taxable income.

Beginning on February 1, 1996 FMC has the option to purchase or cause the partnership to purchase Harsco's interest in the partnership for 110 percent of the appraised value of Harsco's interest in the partnership subject to adjustment, as provided for in the partnership agreement. Concurrently, beginning February 1, 1996, Harsco has the option to require the partnership to purchase its interest in the partnership for 95 percent of the appraised value of its partnership interest similarly subject to adjustment as provided for in the partnership agreement.


Note 11   Significant Customer and Export Sales

Sales to various agencies of the U.S. Government aggregated $614.9 million during 1994. At December 31, 1994 trade accounts receivable from the U.S. Government totalled $63.7 million. Export sales, including sales to foreign governments transacted through the U.S. Government, were $280.6 million during 1994.


Note 12   Related Party Transactions

The partnership has contracted with FMC for various administrative and support services. These services include computer services, systems and programming, data communications, employee relocation support, payroll processing, insurance and general management support. During the year ended December 31, 1994 the partnership paid $42.4 million to FMC for their support.

The partnership leases office and manufacturing facilities in San Jose, California from FMC. Under the lease agreement monthly rent payments are comprised of fixed base rent plus depreciation on the facilities. Fixed base rent is $2.0 million per year and the lease expires December 31, 2003. During 1994 the partnership incurred rent amounting to $4.2 million under this lease.

Sales of inventory to FMC during 1994 amounted to $2.8 million. Management believes that such transactions were consumated on terms substantially similar to those that would arise in transactions with third parties.

At December 31, 1994 amounts due FMC totalled $2.5 million. Amounts due from FMC and Harsco totalled $0.3 million and $0.2 million, respectively. Related party receivables and payables are included in Other Current Assets and Due to FMC for current services, respectively, in the accompanying financial statements.