Form 10-K405, Exhibit 13
period 1995-12-31
HARSCO CORP
filed 1996-03-26
CIK 45876

                                                                      EXHIBIT 13

                         [ERNST & YOUNG LLP Letterhead]


                         Report of Independent Auditors

Partners
United Defense, L.P.

We have audited the accompanying balance sheets of United Defense, L.P. as of December 31, 1995 and 1994 and the related statements of income, partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Defense, L.P. at December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                                              /s/ Ernst & Young LLP


Washington D.C.
January 16, 1996

                              UNITED DEFENSE, L.P.
                                 BALANCE SHEETS

                           December 31, 1995 and 1994

                                 (In thousands)

                                                           1995          1994
                                                           ----          ----
ASSETS:
Current assets:
     Cash and marketable securities                      $    896      $ 32,000
     Short term investment with FMC Corporation            30,350         ----
     Trade receivables                                     98,929        81,251
     Inventories  (Note 3)                                232,285       182,965
     Other current assets                                   9,165         9,600
                                                         ----------------------
  Total current assets                                    371,625       305,816

Investments in affiliated companies                         7,662         8,412

Property, plant and equipment (Note 4)                    475,891       478,853
     Less -- accumulated depreciation                     360,087       356,805
                                                         ----------------------
     Net property, plant and equipment                    115,804       122,048

Patents and deferred charges (Note 5)                      39,132        11,686
Prepaid pension cost (Note 6)                              35,381        31,935
-------------------------------------------------------------------------------
Total assets                                             $569,604      $479,897
===============================================================================

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
     Accounts payable, trade and other                    $98,385       $75,058
     Advanced payments                                    194,276       165,417
     Accrued and other liabilities                         62,698        58,660
     Due to FMC Corporation for current services            5,011         2,513
                                                         ----------------------
     Total current liabilities                            360,370       301,648

Accrued pension cost (Note 6)                              17,765        12,346
Accrued postretirement benefit cost (Note 7)               35,036        42,207
                                                         ----------------------
Total liabilities                                         413,171       356,201

Commitments and contingencies (Notes 9, 11 and 12)

Partners' capital
     FMC Corporation                                      122,989       104,359
     Harsco Corporation                                    33,444        19,337
                                                         ----------------------
     Total partners' capital                              156,433       123,696
-------------------------------------------------------------------------------
Total liabilities and partners' capital                  $569,604      $479,897
===============================================================================


See Accompanying Notes to Financial Statements

                              UNITED DEFENSE, L.P.
                              STATEMENTS OF INCOME

                     Years ended December 31, 1995 and 1994

                                 (In thousands)

                                                   1995              1994
                                                   ----              ----
Revenue:
     Sales and other revenue                     $988,946         $1,088,730

Costs and expenses:
     Cost of sales                                746,701            809,813
     Selling, general and
      administrative expenses                     122,675            131,822
     Research and development                      12,422             16,311
                                                 ---------------------------
                                                  881,798            957,946
                                                 ---------------------------

Income from operations                            107,148            130,784

Other income (expense)
     Interest                                       2,744              2,569
     Miscellaneous, net                              (798)                52
                                                 ---------------------------

Income before income taxes                        109,094            133,405

Provision for income taxes (Note 2)                 1,429              3,878
                                                 ---------------------------

Net income                                       $107,665         $  129,527
                                                 ===========================


See Accompanying Notes to Financial Statements

                              UNITED DEFENSE, L.P.
                        STATEMENTS OF PARTNERS' CAPITAL

                     Years ended December 31, 1995 and 1994

                                 (In thousands)


                                                               FMC           Harsco          Total
                                                            ----------------------------------------
Initial partnership contributions as of January 1, 1994     $124,740        $ 29,600        $154,340

Distributions                                                (90,117)        (70,054)       (160,171)

1994 net income                                               69,736          59,791         129,527
                                                            ----------------------------------------
Balance, December 31, 1994                                   104,359          19,337         123,696

Distributions                                                (37,117)        (37,811)        (74,928)

1995 net income                                               55,747          51,918         107,665
                                                            ----------------------------------------
Balance, December 31, 1995                                  $122,989        $ 33,444        $156,433
                                                            ========================================

See Accompanying Notes to Financial Statements

                              UNITED DEFENSE, L.P.
                            STATEMENTS OF CASH FLOWS

                     Years ended December 31, 1995 and 1994

                                 (In thousands)


                                                           1995              1994
                                                           ----              ----
OPERATING ACTIVITIES
Net Income                                               $107,665         $ 129,527
Adjustments for non-cash components of
  net income:
   Depreciation                                            26,728            28,993
   Other                                                   (3,543)               78

Changes in assets and liabilities:

   Trade receivables                                      (17,678)            7,401
   Inventories                                            (49,320)           (2,609)
   Other current assets                                       780              (964)
   Prepaid pension cost                                    (3,446)           (5,898)
   Restructuring costs                                    (23,498)           (7,044)
   Accounts payable, trade and other                       23,327            (2,290)
   Advanced payments                                       28,859            (8,613)
   Accrued and other liabilities                            4,038            21,912
   Due to FMC Corporation for current services              2,498             2,513
   Accrued pension cost                                     5,419             6,072
   Accrued other postretirement benefit costs              (7,171)           (3,069)
                                                         --------------------------
Cash provided by operating activities                      94,658           166,009
                                                         --------------------------
INVESTING ACTIVITIES
   Capital spending                                       (24,124)          (18,259)
   Disposal of property, plant and equipment                3,640             1,138
   Short term investment with FMC Corporation             (30,350)           ----
                                                         --------------------------
Cash used in investing activities                         (50,834)          (17,121)
                                                         --------------------------
FINANCING ACTIVITIES
   Cash contributions from partners                         ---              41,670
   Partner distributions                                  (74,928)         (160,171)
                                                         --------------------------
Cash used in financing activities                         (74,928)         (118,501)
                                                         --------------------------
Increase/(Decrease) in cash and marketable securities     (31,104)           30,387

Cash and marketable securities, beginning
  of year                                                  32,000             1,613
                                                         --------------------------

Cash and marketable securities, end
  of year                                                $    896         $  32,000
                                                         ==========================

See Accompanying Notes to Financial Statements

                              UNITED DEFENSE, L.P.
                          NOTES TO FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1    FORMATION OF UNITED DEFENSE, L.P.

On January 28, 1994, FMC Corporation ("FMC") and Harsco Corporation ("Harsco") announced completion of a series of agreements, to combine certain assets and liabilities of FMC's Defense Systems Group ("DSG") and Harsco's BMY Combat Systems Division ("BMY"). The effective date of the combination was January 1, 1994. The combined company, United Defense, L. P. ("the partnership"), will operate as a limited partnership. FMC is the Managing General Partner with a 60 percent equity interest and Harsco Defense Holding is a Limited Partner holding a 40 percent equity interest.

The partnership designs, develops and manufactures various tracked armored combat vehicles and a wide spectrum of weapons delivery systems for the armed forces of the United States and nations around the world.

NOTE 2    BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

United Defense, L.P. is a limited partnership comprised of the former Defense Systems Group of FMC and the BMY Combat Systems Division of Harsco. The partnership's only subsidiaries are a Foreign Sales Corporation (FSC) and UDLP International, Inc.

Significant Accounting Policies

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, in particular, estimates of contract cost and revenues used in the earnings recognition process. Actual results could differ from those estimates.

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

INVENTORIES Inventories are stated at the lower of cost or market value. Cost is determined on the last-in, first-out (LIFO) basis, except for inventories relating to long-term contracts. Inventoried costs relating to long-term contracts not valued on the LIFO basis are stated at the actual production cost incurred to date, reduced by amounts recognized as cost of sales. The costs attributed to units delivered under contracts are based on gross margins expected to be realized over the life of the related contract. Gross margins are based on the estimated revenue less the estimated cost of all units expected to be produced over the life of the related contract.

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

INVESTMENTS IN AFFILIATED COMPANIES Investments in affiliated companies, primarily foreign joint ventures, are carried primarily at cost, with income recognized as dividends are received. Investments in majority-owned foreign joint ventures are not consolidated since there is uncertainty regarding the partnership's ability to control these ventures and to repatriate earnings. Dividends received were $21.4 million and $12.4 million during 1995 and 1994, respectively, and are included in sales and other revenue.

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

FINANCIAL INSTRUMENTS The fair values of financial instruments approximated their carrying values at December 31, 1995 and 1994. Fair values have been determined through information obtained from market sources and management estimates.

ENVIRONMENTAL Under the Participation Agreement between FMC and Harsco each partner generally is financially accountable to the partnership for environmental conditions occurring prior to formation of the partnership at facilities or properties previously operated or used in their respective businesses, to the extent that costs incurred are not recovered from third parties or not covered by environmental accruals contributed by the parties at formation. At December 31, 1995 and 1994, $4.9 million and $7.0 million, respectively, of the FMC contributed accruals and $1.7 million and $2.5 million, respectively, of the Harsco contributed accruals are unused.

INCOME TAXES As a limited partnership, income or loss passes to the partners and is taxable at that level, except for taxes payable on the income of the partnership's FSC. The FSC paid income taxes amounting to $3.5 million and $3.6 million during 1995 and 1994, respectively.

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

ACCOUNTING STANDARDS NOT ADOPTED FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" was issued by the Financial Accounting Standards Board in March 1995. This standard, which establishes criteria for recognizing, measuring and disclosing impairments of long-lived assets, is effective for fiscal years beginning after December 15, 1995. The partnership plans to adopt the new standard on January 1, 1996, but does not expect that the adoption will have a significant impact on its financial position or results of operations.

RECLASSIFICATIONS Certain 1994 amounts have been reclassified in the accompanying financial statements to conform with the current year's presentation.


NOTE 3   INVENTORIES

The current replacement cost of LIFO inventories exceeded their recorded values by approximately $25.4 million and $19.5 million at December 31,1995 and 1994, respectively. Inventories on long-term contracts carried at actual production cost total approximately $25.0 million and $9.6 million at December 31, 1995 and 1994, respectively.


NOTE 4 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is as follows:

                                                         1995            1994
--------------------------------------------------------------------------------
Buildings                                              $ 53,272         $ 58,342
Machinery and Equipment                                 395,468          398,573
Land and Improvements                                    16,798           16,526
Construction in Progress                                 10,353            5,412
--------------------------------------------------------------------------------
                                                        475,891          478,853
Less:  Accumulated Depreciation                         360,087          356,805
--------------------------------------------------------------------------------
                                                       $115,804         $122,048
================================================================================

NOTE 5   ADVANCE AGREEMENT

In October 1994 the partnership entered into an Advance Agreement with the U.S. Government Department of Defense. Under the terms of the Agreement, the partnership is permitted to defer certain costs associated with consolidation and restructuring of its ground systems businesses that are incurred from January 1, 1994 through March 31, 1996. Costs deferred will then be allocated ratably to contracts with the Department of Defense for 36 months beginning January 1, 1996. As of December 31, 1995 and 1994 consolidation and restructuring costs deferred amount to $30.5 million and $7.0 million, respectively, and are included in patents and deferred charges in the accompanying balance sheet.


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

The following table summarizes the assumptions used and the components of the net pension cost for the years ended December 31, 1995 and 1994:

------------------------------------------------------------------------------
Assumptions:                                              1995          1994
------------------------------------------------------------------------------
Weighted average discount rate                              8.00%         8.00%
Rates of increase in future compensation levels             5.00%         5.00%
Weighted average expected long-term asset return            9.62%         9.60%

------------------------------------------------------------------------------
Components:
------------------------------------------------------------------------------
Service cost                                            $  8,744      $  9,976
Interest cost on projected benefit obligation             18,008        16,967
Actual return on plan assets - investment gains          (76,878)       (6,106)
Net amortization and deferral                             55,886       (16,238)

------------------------------------------------------------------------------
Net pension cost                                        $  5,760      $  4,599
==============================================================================

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

Pension expense includes a $3.7 million and $3.8 million charge related to special termination benefits (early retirement incentive) and a $1.0 million and $0.9 million curtailment charge included in net amortization and deferral relating to the elimination of employees for 1995 and 1994, respectively.

The funded status of the plans and accrued pension cost recognized in the partnership's financial statements as of December 31, 1995 and 1994 are as follows:

-----------------------------------------------------------------------------------------
Actuarial present value of benefits for service rendered to date:     1995         1994
                                                                      ----         ----
     Accumulated benefit obligation based on salaries to date,
          including vested benefits of $197,675 for 1995 and
          $182,001 for 1994                                        $(211,139)   $(192,341)
     Additional benefits based on estimated future salary levels     (32,366)     (42,965)

-----------------------------------------------------------------------------------------
Projected benefit obligation                                        (243,505)    (235,306)
Plan assets at fair market value (1)                                 336,072      274,139
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation                 92,567       38,833
Unrecognized net transition asset                                     (9,065)     (10,798)
Unrecognized prior service cost                                       10,311       12,089
Unrecognized net gain                                                (76,197)     (20,535)

-----------------------------------------------------------------------------------------
Net prepaid pension cost                                           $  17,616    $  19,589
-----------------------------------------------------------------------------------------

(1) Primarily equities, bonds and fixed income securities.


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

During 1995, the partnership's medical contributions for certain hourly employees were capped. This change, effective January 1, 1995, reduced the benefit obligation by $9.9 million, amortizable over the remaining years of service to full eligibility. Postretirement expense in 1995 includes a $0.9 million gain.

Postretirement expense in 1995 includes a $2.8 million curtailment gain as a result of the partnership's downsizing and consolidation program.

The partnership funds a trust for retiree health and life benefits for employees previously covered under the FMC benefit plans. During 1995, the partnership began funding for benefits previously covered under the Harsco plan. At December 31, 1994 the projected benefit obligation for the partnership's employees included in this latter postretirement plan category amounted to $3.4 million.

Actuarial assumptions used to determine costs and the benefit obligation include a discount rate of 8 percent and weighted average expected return on long-term assets of 9 percent. The assumed rate of future increases in per capita cost of health care benefits was 10 percent in 1995 and 1994, decreasing gradually to 6 percent by the year 2001 and after. Increasing the health care cost trend rates by one percentage point would increase the accumulated benefit obligation by approximately $3.5 million and would increase annual service and interest costs by $0.3 million.

The following table summarizes the components of net postretirement benefit cost for the years ended December 31, 1995 and 1994:

-----------------------------------------------------------------------------------
                                                                   1995       1994
-----------------------------------------------------------------------------------
Service cost                                                     $ 1,412    $ 1,372
Interest cost on accumulated postretirement benefit obligation     3,935      4,576
Actual return on plan assets - investment (gains) losses          (4,468)       364
Net amortization and deferral                                     (1,685)    (2,203)

-----------------------------------------------------------------------------------
Net periodic postretirement benefit cost                         $  (806)   $ 4,109
===================================================================================

The funded status of the plans and accrued postretirement benefit cost recognized in the partnership's financial statements as of December 31, 1995 and 1994 are as follows:

----------------------------------------------------------------------------------
Accumulated post retirement obligation:                          1995        1994
                                                                 ----        ----
     Retirees                                                 $(33,135)   $(44,054)
     Fully eligible active participants                         (5,244)     (6,209)
     Other active participants                                 (14,433)    (15,793)

----------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                  (52,812)    (66,056)
Plan assets at fair market value (1)                            32,164      24,491

----------------------------------------------------------------------------------
Accumulated postretirement benefit obligation in excess  of
     plan assets                                               (20,648)    (41,565)
Unrecognized net gains                                         (14,388)       (642)

----------------------------------------------------------------------------------
Accrued postretirement benefit cost                           $(35,036)   $(42,207)
==================================================================================

(1)  Primarily equities and fixed income securities.


NOTE 8  EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN

Substantially all of the partnership's employees are eligible to participate in the partnership's defined contribution savings plans designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and
Section 401(k) of the Internal Revenue Code. Charges against income for matching contributions to the plans were $6.6 and $6.2 million in 1995 and 1994, respectively.


NOTE 9  COMMITMENTS AND CONTINGENT LIABILITIES

The partnership leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Rent expense for 1995 and 1994 was $12.8 million and $10.8 million, respectively. Minimum future rentals under noncancellable leases, excluding a related party lease (Note 12) are estimated to be payable $2.4 million in 1996, $2.1 million in 1997, $1.6 million in 1998, $.5 million in 1999, $.4 million in 2000 and $1.1 million thereafter. The real estate leases generally provide for payment of property taxes, insurance and repairs by the partnership.

The partnership is subject to claims and suits arising in the ordinary course of its operations. In the opinion of management, the ultimate resolution of any current pending legal proceedings will not have a material effect on the partnership's financial position or results of operations.

At December 31, 1995, the partnership has outstanding letters of credit in the amount of $130.2 million as collateral for performance on long-term contracts.


NOTE 10  PARTNERS' CAPITAL

Under the agreements of formation of the partnership, FMC and Harsco were required to contribute net assets with a historical net book value of $154.3 million.

The agreement provides for allocation of profits and losses and distribution of available cash generally on the basis of the partner's equity ownership interests, after giving effect to a limited partner preferred distribution and certain other items as agreed to by the partners. Under the terms of the partnership agreement the partnership is required to make quarterly tax distributions to each partner equal to the product of (i) such partner's share of the adjusted taxable income of the partnership times (ii) 40 percent. In addition, the partnership is required to make certain other distributions to the partners. Such required distributions are also made with reference to the partnership's adjusted taxable income.

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


NOTE 11   SIGNIFICANT CUSTOMER AND EXPORT SALES

Sales to various agencies of the U.S. Government aggregated $719.1 million and $614.9 million during 1995 and 1994, respectively. At December 31, 1995 and 1994 trade accounts receivable from the U.S. Government totaled $77.4 million and $63.7 million, respectively. Export sales, including sales to foreign governments transacted through the U.S. Government, were $216.3 million and $280.6 million during 1995 and 1994, respectively.


NOTE 12   RELATED PARTY TRANSACTIONS

The partnership has contracted with FMC for various administrative and support services. These services include computer services, systems and programming, data communications, employee relocation support, payroll processing, insurance and general management support. During the years ended December 31, 1995 and 1994, the partnership paid $39.8 million and $42.4 million, respectively, to FMC for their support.

The partnership leases office and manufacturing facilities in San Jose, California from FMC. Under the lease agreement monthly rent payments are comprised of fixed base rent plus depreciation on the facilities. Fixed base rent is $2.0 million per year and the lease expires December 31, 2003. During 1995 and 1994 the partnership incurred rent amounting to $3.9 million and $4.2 million, respectively, under this lease.

Sales of inventory to FMC during 1995 and 1994 amounted to $1.5 million and $2.8 million, respectively. Management believes that such transactions were consummated on terms substantially similar to those that would arise in transactions with third parties.

During 1995, the partnership entered into an agreement with FMC and Harsco whereby the partnership's excess cash balances up to $40.0 million are invested with FMC. Interest on these funds is earned based on the average monthly cost of FMC's U.S. dollar revolver-related short term borrowings for such month. In addition, the partnership may offer short term loans, not to exceed 90 days, to the partners if funds are not immediately needed for working capital. Interest on short term borrowings is equal to LIBOR without premium. Interest on all loans to FMC totaled $1.1 million in 1995.

At December 31, 1995 and 1994 amounts due FMC totaled $5.0 million and $2.5 million, respectively. Amounts due from FMC at December 31, 1995 and 1994 totaled $0.5 million and $0.3 million, respectively. Amounts due from Harsco at December 31, 1995 and 1994 totaled $0.3 million and $0.2 million, respectively. Related party receivables and payables are included in Other Current Assets and Due to FMC for current services, respectively, in the accompanying financial statements.