Form 10-K, Exhibit 13
period 1996-12-31
HARSCO CORP
filed 1997-03-27
CIK 45876

                                    Audited Financial Statements

                                        United Defense, L.P.

                        As of December 31, 1996 and 1995 and for each of the
                          three years in the period ended December 31, 1996
                                 with Report of Independent Auditors


                              [ERNST & YOUNG LOGO]

                              United Defense, L.P.

                          Audited Financial Statements


                 As of December 31, 1996 and 1995 and for each of
              the three years in the period ended December 31, 1996




                                    CONTENTS

Report of Independent Auditors......................................      1

Audited Financial Statements

Balance Sheets......................................................    2-3
Statements of Income................................................      4
Statements of Partners' Capital.....................................      5
Statements of Cash Flows............................................      6
Notes to Financial Statements.......................................   7-17

                           [ERNST & YOUNG LETTERHEAD]


                         Report of Independent Auditors

Partners
United Defense, L.P.

We have audited the accompanying balance sheets of United Defense, L.P. as of December 31, 1996 and 1995, and the related statements of income, partners' capital, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Defense, L.P. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                             /s/ ERNST & YOUNG LLP

January 15, 1997

                              United Defense, L.P.

                                 Balance Sheets


                                                               DECEMBER 31
                                                           1996           1995
                                                         -----------------------
                                                             (In Thousands)
ASSETS
Current assets:
   Cash and marketable securities                        $     23       $    896
   Short-term investment with FMC Corporation              19,497         30,350
   Trade receivables                                       85,483         98,929
   Inventories  (Note 3)                                  345,738        232,285
   Other current assets                                     4,021          9,165
                                                         --------       --------
Total current assets                                      454,762        371,625

Investments in affiliated companies                         7,192          7,662

Property, plant and equipment (Note 4)                    466,493        475,891
   Less -- accumulated depreciation                       359,163        360,087
                                                         --------       --------
   Net property, plant and equipment                      107,330        115,804

Patents and deferred charges (Note 5)                      34,194         39,132
Prepaid pension cost (Note 6)                              41,501         35,381


                                                         --------       --------
Total assets                                             $644,979       $569,604
                                                         ========       ========

                                                                   DECEMBER 31
                                                                1996          1995
                                                             -----------------------
                                                                 (In Thousands)
LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
   Accounts payable, trade and other                         $ 71,723       $ 98,385
   Advanced payments                                          258,990        194,276
   Accrued and other liabilities                               72,400         62,698
   Due to FMC Corporation for current services                  5,094          5,011
                                                             --------       --------
Total current liabilities                                     408,207        360,370

Accrued pension cost (Note 6)                                  25,641         17,765
Accrued postretirement benefit cost (Note 7)                   31,493         35,036
                                                             --------       --------
Total liabilities                                             465,341        413,171

Commitments and contingencies (Notes 9, 11, and 12)

Partners' capital
   FMC Corporation                                            136,889        122,989
   Harsco Corporation                                          42,749         33,444
                                                             --------       --------
Total partners' capital                                       179,638        156,433

                                                             --------       --------
Total liabilities and partners' capital                      $644,979       $569,604
                                                             ========       ========


See accompanying notes.

                              United Defense, L.P.

                              Statements of Income


                                                        YEAR ENDED DECEMBER 31
                                                1996             1995            1994
                                             --------------------------------------------
                                                           (In Thousands)
Revenue:
   Sales                                     $1,029,333       $ 967,553        $1,076,259

Costs and expenses:
   Cost of sales                                820,845         746,701           809,813
   Selling, general and administrative
     expenses                                   128,455         122,675           131,822
   Research and development                      12,853          12,422            16,311
                                             ----------       ---------        ----------
                                                962,153         881,798           957,946
                                             ----------       ---------        ----------
Income from operations                           67,180          85,755           118,313

Other income (expense):
   Earnings related to investments in
     foreign affiliates                          31,916          21,393            12,471
   Interest                                       1,933           2,744             2,569
   Miscellaneous, net                                --            (798)               52
                                             ----------       ---------        ----------
Income before income taxes                      101,029         109,094           133,405

Provision for income taxes (Note 2)               2,859           1,429             3,878
                                             ----------       ---------        ----------
 Net income                                  $   98,170       $ 107,665        $  129,527
                                             ==========       =========        ==========


See accompanying notes.

                              United Defense, L.P.

                         Statements of Partners' Capital


                                                  FMC            HARSCO          TOTAL
                                              -------------------------------------------
                                                            (In Thousands)

Initial partnership contributions as of
   January 1, 1994                            $ 124,740        $ 29,600        $ 154,340
Distributions 1994                              (90,117)        (70,054)        (160,171)
1994 Net income                                  69,736          59,791          129,527
                                              ---------        --------        ---------
Balance, December 31, 1994                      104,359          19,337          123,696
Distributions 1995                              (37,117)        (37,811)         (74,928)
1995 Net income                                  55,747          51,918          107,665
                                              ---------        --------        ---------
Balance, December 31, 1995                      122,989          33,444          156,433
Distributions 1996                              (36,999)        (37,966)         (74,965)
1996 Net income                                  50,899          47,271           98,170
                                              ---------        --------        ---------
Balance, December 31, 1996                    $ 136,889        $ 42,749        $ 179,638
                                              =========        ========        =========


See accompanying notes.

                              United Defense, L.P.

                            Statements of Cash Flows


                                                                     YEAR ENDED DECEMBER 31
                                                              1996              1995             1994
                                                            -------------------------------------------
                                                                         (In Thousands)
OPERATING ACTIVITIES
Net Income                                                  $  98,170        $ 107,665        $ 129,527
Adjustments for noncash components of net income:
     Depreciation                                              26,327           26,728           28,993
     Amortization of restructuring costs                       12,667               --               --
     Other                                                        519           (3,543)              78
     Changes in assets and liabilities:
       Trade receivables                                       13,446          (17,678)           7,401
       Inventories                                           (113,453)         (49,320)          (2,609)
       Other current assets                                     5,144              780             (964)
       Prepaid pension cost                                    (6,120)          (3,446)          (5,898)
       Restructuring costs                                     (7,778)         (23,498)          (7,044)
       Accounts payable, trade and other                      (26,662)          23,327           (2,290)
       Advanced payments                                       64,714           28,859           (8,613)
       Accrued and other liabilities                            9,702            4,038           21,912
       Due to FMC Corporation for current services                 83            2,498            2,513
       Accrued pension cost                                     7,876            5,419            6,072
       Accrued postretirement benefit costs                    (3,543)          (7,171)          (3,069)
                                                            ---------        ---------        ---------
Cash provided by operating activities                          81,092           94,658          166,009

INVESTING ACTIVITIES
Capital spending                                              (22,396)         (24,124)         (18,259)
Disposal of property, plant and equipment                       4,543            3,640            1,138
Short-term investment with FMC Corporation                     10,853          (30,350)              --
                                                            ---------        ---------        ---------
Cash used in investing activities                              (7,000)         (50,834)         (17,121)

FINANCING ACTIVITIES
Cash contributions from Partners                                                                 41,670
Partner distributions                                         (74,965)         (74,928)        (160,171)
                                                            ---------        ---------        ---------
Cash used in financing activities                             (74,965)         (74,928)        (118,501)
                                                            ---------        ---------        ---------

Increase (decrease) in cash and marketable securities            (873)         (31,104)          30,387

Cash and marketable securities, beginning of period               896           32,000            1,613
                                                            ---------        ---------        ---------
Cash and marketable securities, end of period               $      23        $     896        $  32,000
                                                            =========        =========        =========


See accompanying notes.

                              United Defense, L.P.

                          Notes to Financial Statements

              As of December 31, 1996 and 1995 and for each of the
               three years in the period ended December 31, 1996


1. FORMATION OF UNITED DEFENSE, L.P.

On January 28, 1994, FMC Corporation (FMC) and Harsco Corporation (Harsco) announced completion of a series of agreements to combine certain assets and liabilities of FMC's Defense Systems Group (DSG) and Harsco's BMY Combat Systems Division (BMY). The effective date of the combination was January 1, 1994. The combined company, United Defense, L. P. (the partnership), will operate as a limited partnership. FMC is the Managing General Partner with a 60% equity interest and Harsco Defense Holding is a Limited Partner holding a 40% equity interest.

The partnership designs, develops and manufactures various tracked armored combat vehicles and a wide spectrum of weapons delivery systems for the armed forces of the United States and nations around the world.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements include the accounts of the partnership and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

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

REVENUE RECOGNITION FOR CONTRACTS-IN-PROGRESS

Sales are recognized on most production contracts as deliveries are made or accepted. Sales under cost reimbursement contracts for research, engineering, prototypes, repair and

                              United Defense, L.P.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION FOR CONTRACTS-IN-PROGRESS (CONTINUED)

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

During 1996, the partnership recognized a $14.3 million reduction in cost of sales as a result of a settlement with the U.S. government on the cost of a component supplied by the U.S. government on a group of related contracts.

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

                              United Defense, L.P.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS IN AFFILIATED COMPANIES

The investment in a majority owned foreign joint venture in Turkey is carried at cost since there is uncertainty regarding the partnership's ability to control this venture or to repatriate earnings, and because of the extreme volatility of foreign exchange rates in the country in which this venture is active. Income is recognized as dividends are received. In 1996, the partnership changed its method of accounting for its investment in a foreign-owned joint venture in Saudi Arabia from the cost to the equity method. Equity in earnings from this venture was $4.6 million for 1996. Dividends received were $28.1 million, $21.4 million and $12.4 million during 1996, 1995 and 1994, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost. Depreciation is provided principally on the sum-of-the-years digits and straight-line methods over estimated useful lives of the assets (land improvements - twenty years; buildings - twenty to thirty-five years; and machinery and equipment - three to twelve years). Gains and losses realized upon sale or retirement of assets are included in other income.

Maintenance and repairs are expensed as incurred. Expenditures that extend the useful life of property, plant and equipment or increase its productivity are capitalized and depreciated.

ADVANCED PAYMENTS RECEIVED FROM CUSTOMERS

Amounts advanced by customers as deposits on orders not yet billed and progress payments on contracts-in-progress are recorded as current liabilities.

FINANCIAL INSTRUMENTS

The fair values of financial instruments approximated their carrying values at December 31, 1996 and 1995. Fair values have been determined through information obtained from market sources and management estimates.

                              United Defense, L.P.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ENVIRONMENTAL

Under the Participation Agreement between FMC and Harsco each partner generally is financially accountable to the partnership for environmental conditions occurring prior to formation of the partnership at facilities or properties previously operated or used in their respective businesses, to the extent that costs incurred are not recovered from third parties or not covered by environmental accruals contributed by the parties at formation. At December 31, 1996 and 1995, $4.2 million and $4.9 million, respectively, of the FMC contributed accruals and $1.4 million and $1.7 million, respectively, of the Harsco contributed accruals are unused.

INCOME TAXES

As a limited partnership, income or loss passes to the partners and is taxable at that level, except for taxes payable on the income of the partnership's Foreign Sales Corporation (FSC) subsidiary. The FSC paid income taxes amounting to $1.8 million, $3.5 million and $3.6 million during 1996, 1995 and 1994, respectively.

CASH FLOWS

Marketable securities consists of investments with initial maturities of three months or less.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENT

Effective January 1, 1994 the partnership adopted the provisions of FAS 112, "Employer's Accounting for Postemployment Benefits." This statement requires accrual of liabilities for postemployment benefits provided to former or inactive employees, their beneficiaries, and covered dependents after employment, but before retirement, if those liabilities can be reasonably estimated. Adoption of FAS 112 resulted in a charge to the partnership's 1994 earnings amounting to $826,000.

                              United Defense, L.P.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified in the accompanying financial statements to conform with the current year's presentation.

3. INVENTORIES

The current replacement cost of LIFO inventories exceeded their recorded values by approximately $31.7 million and $25.4 million at December 31, 1996 and 1995, respectively. Inventories on long-term contracts carried at actual production cost total approximately $12.6 million and $25 million at December 31, 1996 and 1995, respectively.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is as follows:

                                                        1996              1995
                                                      --------          --------
Buildings                                             $ 55,305          $ 53,272
Machinery and equipment                                382,573           395,468
Land and improvements                                   17,008            16,798
Construction in progress                                11,607            10,353
                                                      --------          --------
                                                       466,493           475,891
Less:  Accumulated depreciation                        359,163           360,087
                                                      --------          --------
Net Property, plant and equipment                     $107,330          $115,804
                                                      ========          ========

5. ADVANCE AGREEMENT

In October 1994 the partnership entered into an Advance Agreement with the U.S. Department of Defense. Under the terms of the Agreement, the partnership is permitted to defer certain costs associated with consolidation and restructuring of its ground systems businesses that are incurred from January 1, 1994 through June 30, 1996. Costs deferred will then be allocated ratably to contracts with the Department of Defense for

                              United Defense, L.P.

5. ADVANCE AGREEMENT (CONTINUED)

thirty-six months beginning January 1, 1996. As of December 31, 1996 and 1995, consolidation and restructuring costs deferred amount to $38.3 million and $30.5 million, respectively, and are included in patents and deferred charges in the accompanying balance sheet. Accumulated amortization as of December 31, 1996 was $12.7 million.

6. RETIREMENT PLANS

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

The following table summarizes the assumptions used and the components of the net pension cost for the years ended December 31, 1996, 1995 and 1994:

                                                          ------------------------------------------
Assumptions:                                                1996             1995             1994
                                                          --------         --------         --------
   Weighted average discount rate                             8.00%            8.00%            8.00%
   Rates of increase in future compensation levels            5.00%            5.00%            5.00%
   Weighted average expected long-term asset return           9.62%            9.62%            9.60%

Components:                                                              (In Thousands)

   Service cost                                           $  9,191         $  8,744         $  9,976
   Interest cost on projected benefit obligation            19,826           18,008           16,967
   Actual return on plan assets -- investment gains        (61,135)         (76,878)          (6,106)
   Net amortization and deferral                            34,918           55,886          (16,238)
                                                          --------         --------         --------
Net pension cost                                          $  2,800         $  5,760         $  4,599
                                                          ========         ========         ========

As part of the partnership's downsizing and consolidation program, an incentive benefit package, which lowered the early retirement penalty, was offered to salaried and non-union hourly employees who were at least fifty-five years of age with ten or more years of service. In addition to the voluntary program, early retirement penalties were also adjusted for certain salaried and hourly employees affected by the downsizing and consolidation.

                              United Defense, L.P.

6. RETIREMENT PLANS (CONTINUED)

Pension expense includes a $1.2 million, $3.7 million and $3.8 million charge related to special termination benefits (early retirement incentive) and a $0.4 million, $1.0 million and $0.9 million curtailment charge included in net amortization and deferral relating to the elimination of employees for 1996, 1995 and 1994, respectively.

The funded status of the plans and accrued pension cost recognized in the partnership's financial statements as of December 31, 1996 and 1995 are as follows (in thousands):

                                                                            1996                             1995
                                                                 ------------------------------------------------------------
                                                                 Over-funded     Under-funded     Over-funded      Under-funded
                                                                    Plans           Plans            Plans             Plans
                                                                 -----------     ------------     -----------      ------------
Actuarial present value of benefits for
  service rendered to date:
Accumulated benefit obligation based on
  salaries to date, including vested
  benefits of $219,217 for 1996 and
  $197,675 for 1995                                              $(106,965)       $(125,579)       $(102,852)       $(108,287)
                                                                 ---------        ---------        ---------        ---------
Additional benefits based on estimated future
  salary levels                                                         --          (37,115)              --          (32,366)
                                                                 ---------        ---------        ---------        ---------
Projected benefit obligation                                      (106,965)        (162,694)        (102,852)        (140,653)
Plan assets at fair market value (1)                               208,380          175,830          182,507          153,565
                                                                 ---------        ---------        ---------        ---------
Plan assets in excess of projected benefit
  obligation                                                       101,415           13,136           79,655           12,912
Unrecognized net transition asset                                   (8,512)           1,179          (10,640)           1,575
Unrecognized prior-service cost                                      5,756            6,550            2,776            7,535
Unrecognized net gain                                              (57,158)         (46,506)         (36,410)         (39,787)
                                                                 ---------        ---------        ---------        ---------
Net prepaid (accrued) pension cost                               $  41,501        $ (25,641)       $  35,381        $ (17,765)
                                                                 ---------        ---------        ---------        ---------

(1) Primarily equities, bonds and fixed income securities.

7. POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

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

                              United Defense, L.P.

7. POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS (CONTINUED)

During 1995, the partnership's medical contributions for certain hourly employees were capped. This change, effective January 1, 1995, reduced the benefit obligation by $9.9 million, amortizable over the remaining years of service to full eligibility. Postretirement expenses in 1996 and 1995 include a $0.9 million gain.

Postretirement expense in 1995 includes a $2.8 million curtailment gain as a result of the partnership's downsizing and consolidation program.

The partnership funds a trust for retiree health and life benefits for employees previously covered under the FMC benefit plans. During 1995, the partnership began funding for benefits previously covered under the Harsco plan.

Actuarial assumptions used to determine costs and the benefit obligation include a discount rate of 8% and weighted average expected return on long-term assets of 9% for 1996, 1995, and 1994. The assumed rate of future increases in per capita cost of health care benefits was 10% in 1996 and 1995, decreasing to 6% by the year 2001 and after. Increasing the health care cost trend rates by one percentage point would increase the accumulated benefit obligation by approximately $2.8 million and would increase annual service and interest costs by approximately $0.3 million.

The following table summarizes the components of net postretirement benefit cost for the years ended December 31, 1996, 1995 and 1994:

                                                                       1996          1995         1994
                                                                     -------        -------        -------
                                                                                 (In Thousands)

Service cost                                                         $ 1,174        $ 1,412        $ 1,372
Interest cost on accumulated postretirement benefit obligation         4,159          3,935          4,576
Actual return on plan assets -- investment (gains) losses             (4,916)        (4,468)           364
Net amortization and deferral                                            981         (1,685)        (2,203)
                                                                     -------        -------        -------
Net periodic postretirement benefit cost                             $ 1,398        $  (806)       $ 4,109
                                                                     =======        =======        =======

                              United Defense, L.P.

7. POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS (CONTINUED)

The funded status of the plans and accrued postretirement benefit cost recognized in the partnership's financial statements as of December 31, 1996 and 1995 are as follows:

                                                                        1996            1995
                                                                      --------        --------
Accumulated postretirement obligation:
   Retirees                                                           $(35,734)       $(33,135)
   Fully eligible active participants                                   (5,515)         (5,244)
   Other active participants                                           (14,905)        (14,433)
                                                                      --------        --------
Accumulated postretirement benefit obligation                          (56,154)        (52,812)
Plan assets at fair market value (1)                                    38,630          32,164
                                                                      --------        --------
Accumulated postretirement benefit obligation in excess of plan
   assets                                                              (17,524)        (20,648)
Unrecognized net gains                                                 (13,969)        (14,388)
                                                                      --------        --------
Accrued postretirement benefit cost                                   $(31,493)       $(35,036)
                                                                      ========        ========

(1)  Primarily equities and fixed income securities.

8. EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN

Substantially all of the partnership's employees are eligible to participate in the partnership's defined contribution savings plans designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and
Section 401(k) of the Internal Revenue Code. Charges against income for matching contributions to the plans were $7.7 million, $6.6 million and $6.2 million in 1996, 1995 and 1994, respectively.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The partnership leases office space, plants and facilities, and various types of manufacturing, data processing and transportation equipment. Rent expense for 1996, 1995 and 1994 was $12.9 million, $12.8 million and $10.8 million, respectively. Minimum future rentals under noncancellable leases, excluding a related party lease (See Note 12), are estimated to be payable $8.4 million in 1997, $6.4 million in 1998, $3.5 million in 1999, $0.6 million in 2000, $0.5 million in 2001, and $0.6 million thereafter. The real estate leases generally provide for payment of property taxes, insurance and repairs by the partnership.

                              United Defense, L.P.

9. COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

The partnership is subject to claims and suits arising in the ordinary course of its operations. In the opinion of management, the ultimate resolution of any current pending legal proceedings will not have a material effect on the partnership's financial position or results of operations.

At December 31, 1996, the partnership has outstanding letters of credit in the amount of $80.1 million as collateral for performance on long-term contracts.

10. PARTNERS' CAPITAL

Under the agreements of formation of the partnership, FMC and Harsco were required to contribute net assets with an historical net book value of $154.3 million.

The agreement provides for allocation of profits and losses and distribution of available cash generally on the basis of the partner's equity ownership interests, after giving effect to a limited partner preferred distribution and certain other items as agreed to by the partners. Under the terms of the partnership agreement the partnership is required to make quarterly tax distributions to each partner equal to the product of (i) such partner's share of the adjusted taxable income of the partnership times (ii) 40%. In addition, the partnership is required to make certain other distributions to the partners. Such required distributions are also made with reference to the partnership's adjusted taxable income.

FMC has the option to purchase or cause the partnership to purchase Harsco's interest in the partnership for 110% of the appraised value of Harsco's interest in the partnership subject to adjustment, as provided for in the partnership agreement. Harsco has the option to require the partnership to purchase its interest in the partnership for 95% of the appraised value of its partnership interest similarly subject to adjustment as provided for in the partnership agreement.

11. SIGNIFICANT CUSTOMER AND EXPORT SALES

Sales to various agencies of the U.S. Government aggregated $819.9 million, $719.1 million and $614.9 million during 1996, 1995 and 1994, respectively. At December 31, 1996 and 1995, trade accounts receivable from the U.S. Government totaled $44.1 million and $77.4 million, respectively. Export sales, including sales to foreign governments transacted through the U.S. Government, were $194.2 million, $216.3 million and $280.6 million during 1996, 1995 and 1994, respectively.

                              United Defense, L.P.

12. RELATED PARTY TRANSACTIONS

The partnership has contracted with FMC for various administrative and support services. These services include computer services, systems and programming, data communications, employee relocation support, payroll processing, insurance and general management support. During the years ended December 31, 1996, 1995 and 1994, the partnership paid $35.2 million, $39.8 million and $42.4 million, respectively, to FMC for their support.

The partnership leases office and manufacturing facilities in San Jose, California from FMC. Under the lease agreement monthly rent payments are comprised of fixed base rent plus depreciation on the facilities. Fixed base rent is $2.0 million per year and the lease expires December 31, 2003. During 1996, 1995 and 1994 the partnership incurred rent amounting to $3.7 million, $3.9 million and $4.2 million, respectively, under this lease.

Sales of inventory to FMC during 1996, 1995 and 1994 amounted to $1.1 million, $1.5 million and $2.8 million, respectively. Management believes that such transactions were consummated on terms substantially similar to those that would arise in transactions with third parties.

During 1995, the partnership entered into an agreement with FMC and Harsco whereby the partnership's excess cash balances up to $40 million are invested with FMC. Interest on these funds is earned based on the average monthly cost of FMC's U.S. dollar revolver-related short-term borrowings for such month. In addition, the partnership may offer short-term loans, not to exceed ninety days, to the partners if funds are not immediately needed for working capital. Interest on short-term borrowings is equal to LIBOR without premium. Interest on all loans to FMC totaled $1.8 million and $1.1 million in 1996 and 1995.